AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999

                                                  REGISTRATION NO. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                                  SBARRO, INC.
         AND THE SUBSIDIARY GUARANTORS IDENTIFIED IN FOOTNOTE (A) BELOW
--------------------------------------------------------------------------------
          (Exact name of Co-Registrants as specified in their Charters)

                                    NEW YORK
            FOR SUBSIDIARY GUARANTORS, PLEASE SEE FOOTNOTE (A) BELOW
--------------------------------------------------------------------------------
                  (State or Other Jurisdiction of Organization)

                                      5812
--------------------------------------------------------------------------------
                (Primary Standard Industrial Classification Code)

                                   11-2501139
            FOR SUBSIDIARY GUARANTORS, PLEASE SEE FOOTNOTE (A) BELOW
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)


                              401 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 715-4100
--------------------------------------------------------------------------------
               (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Co-Registrants' Principal Executive Office)

                                  Mario Sbarro
          Chairman of the Board, President and Chief Executive Officer
                                  Sbarro, Inc.
                              401 Broadhollow Road
                            Melville, New York 11747
                                 (516) 715-4100
--------------------------------------------------------------------------------
                       (Name, Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent for Service)

                                    COPY TO:

         Robert G. Rooney                         Richard A. Rubin, Esq.
         Vice President                   Parker Chapin Flattau & Klimpl, LLP
Finance and Chief Financial Officer             1211 Avenue of the Americas
           Sbarro, Inc.                           New York, New York 10036
       401 Broadhollow Road                             (212) 704-6000
     Melville, New York 11747
          (516) 715-4100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED EXCHANGE OFFER: As soon as practicable after this registration statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                      Proposed
          Title of                Amount               Maximum               Proposed               Amount of
      Each Class to be             to be           Offering Price             Maximum           Registration Fee
         Registered             Registered          Per Unit (1)          Offering Price
--------------------------------------------------------------------------------------------------------------------
11% Senior Notes Due 2009..   $255,000,000             100%               $255,000,000              $70,890
--------------------------------------------------------------------------------------------------------------------
Subsidiary Guarantees......        --                   --                    $0(2)                  $0(2)
====================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933.
(2) Pursuant to Rule 457(n) under the Securities Act of 1933 no fee is with respect to the Subsidiary Guarantees.

         THE CO-REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE CO-REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         (A) The following direct or indirect wholly owned subsidiaries of Sbarro, Inc. are guarantors of the notes and are co-registrants, with Sbarro, Inc., each of which is incorporated in the jurisdiction and has the I.R.S. Employer Identification Number indicated:


                                                                                                   I.R.S. Employer
                                                                                                    Identification
Name of Corporation                                                 Jurisdiction of Organization        Number
-------------------                                                 ----------------------------    ----------------
Sbarro Properties, Inc.                                                       New York                11-3279541
Sbarro America, Inc.                                                          New York                11-3189130
Sbarro America Properties, Inc.                                               New York                11-3279540
Sbarro's of Texas, Inc.                                                         Texas                 76-0435138
Italian Food Franchising, Inc.                                                New York                11-3189139
Corest Management, Inc.                                                       New York                11-3189134
Franrest Management, Inc.                                                     New York                11-3189135
Larkfield Equipment Corp.                                                     New York                11-3117942
Sbarro Foods, Inc.                                                            New York                13-3289742
Sbarro of Roosevelt Field, Inc.                                               New York                11-2738512
Sbarro of Virginia, Inc.                                                      Virginia                11-3189135
Demefac Leasing Corp.                                                         New York                11-3342379
Franchise Contracting and Equipment Corp.                                     New York                11-2531875
Melville Advertising Agency Inc.                                              New York                11-2534834
Sbarro Commack, Inc.                                                          New York                11-3046007
Sbarro Dominion Limited                                                 New Brunswick, Canada                N/A
Sbarro of Las Vegas, Inc.                                                     New York                11-3282853
Sbarro of Hawaii, Inc.                                                        New York                11-3349165
Sbarro Pennsylvania, Inc.                                                   Pennsylvania              11-3153530
Sbarro Franchise Associates, Inc.                                             New York                11-3494009
Sbarro H.D.F., Inc.                                                           New York                11-3445227
N.H.D., Inc.                                                                  New York                11-3453320
Bushranger Holding, Inc.                                                      New York                       N/A
Melville Pizzeria, Inc.                                                       New York                11-3496599
Sbarro One World Trade, Inc.                                                  New York                11-3298403
401 Broad Hollow Realty Corp.                                                 New York                11-3206395
401 Broad Hollow Fitness Center Corp.                                         New York                11-3494009
Sbarro Bistros, Inc.                                                          New York                11-3510693
Syosset Bistro, Inc.                                                          New York                11-3510383


====================================================================================================================

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVMEBER 12, 1999


PROSPECTUS

                                OFFER TO EXCHANGE

                                  SBARRO, INC.

               11% SENIOR NOTES DUE 2009 THAT HAVE BEEN REGISTERED
       UNDER THE SECURITIES ACT OF 1933 FOR ANY AND ALL OF OUR OUTSTANDING
           11% SENIOR NOTES DUE 2009 THAT HAVE NOT BEEN SO REGISTERED

         We are offering to exchange up to $255,000,000 aggregate principal amount of our 11% Senior Notes due 2009, which have been registered under the Securities Act of 1933, for an equal principal amount at maturity of our issued and outstanding 11% Senior Notes due 2009. We refer to our issued and outstanding Senior Notes as the "Old Notes" and the Senior Notes that we propose to issue in exchange for the Old Notes as the "New Notes."

         The terms of the New Notes are substantially identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes, which we issued on September 28, 1999 pursuant to exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. Where the terms of the Old Notes and the New Notes are the same, we refer to them as the "Notes." For information on the procedures for exchanging Old Notes for New Notes, see "The Exchange Offer." Set forth below is a summary of the terms of the Notes offered by this Prospectus. For more detail concerning the terms of the Notes, see "Description of Notes."

 .    INTEREST
     The Notes have a fixed annual rate of 11%, which will be paid every six months on March 15 and September 15, commencing March 15, 2000.
 .    MATURITY
     The Notes will mature on September 15, 2009.
 .    GUARANTEES
     If we cannot make payments on the Notes when they are due, our guarantor subsidiaries have guaranteed the Notes and must make payments instead. Not all of our subsidiaries will be guarantors. Certain of our future subsidiaries may also guarantee the Notes.
 .    RANKING
     The Notes and the subsidiary guarantees are senior unsecured obligations of us and our guarantor subsidiaries, ranking pari passu in right of payment to all of our and the guarantor subsidiaries' present and future senior debt, respectively.
 .    MANDATORY OFFER TO REPURCHASE
     If we sell certain assets and do not use the proceeds as specified in the indenture or if we experience specific kinds of changes of control, we must offer to repurchase the Notes.
 .    OPTIONAL REDEMPTION
     We may, at our option, redeem the Notes at the prices set forth in this Prospectus.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON ________, 1999. YOU MAY WITHDRAW YOUR TENDER OF OLD NOTES AT ANY TIME BEFORE THE EXCHANGE OFFER'S EXPIRATION DATE.

THE  EXCHANGE  OF NOTES  SHOULD  NOT BE  TAXABLE  FOR U.S.  FEDERAL  INCOME  TAX
PURPOSES.

THIS INVESTMENT  INVOLVES RISKS. SEE THE RISK FACTORS SECTION  BEGINNING ON PAGE
15.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE AGENCY HAS PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE NEW NOTES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is __________, 1999

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains certain forward-looking statements about our financial condition, results of operations, future prospects and business. These statements appear in a number of places in this Prospectus and include statements regarding our intent, belief, expectation, strategies or projections at that time. These statements generally contain words such as "may," "should," "seeks," "believes," "expects," "intends," "plans," "estimates," "projects," "strategy" and similar expressions or the negative of those words.

         Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied in the forward-looking statements. These risks and uncertainties, many of which are not within our control, include, but are not limited to those set forth under "Risk Factors." Such factors include the following:

          . holders of Notes are responsible for compliance with exchange offer procedures;

          .    requirements for the transfer of Notes;

          .    our level of debt;

          .    our ability to meet our debt service obligations;

          . the effective priority that the holders of any secured debt will have over your claims as a holder of the New Notes;

          . the restrictions imposed on us by the indenture and our credit facility;

          . the ability of courts, under specific circumstances, to void the Notes or the guarantees;

          .    there is not a public market for New Notes;

          .    we have concentrated ownership;

          . we may not be able to repurchase the Notes following a change in control;

          .    we operate in a highly competitive environment;

          . our operating expenses are vulnerable to increases in food and restaurant operating costs;

          .    we rely on one independent wholesale distributor;

          .    we depend on our senior management and other key employees;

          . our strategy depends on obtaining and retaining attractive high customer traffic locations;

          .    our business is subject to governmental regulation;

          .    our  quarterly  results  of  operations   fluctuate  due  to  the
               seasonality of our business; and

          .    we may be subject to Year 2000 risks.

         Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Prospectus.

         We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this Prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this Prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         This Prospectus constitutes a part of a Registration Statement on Form S-4 (Registration No. 333 - ) that we filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, which we refer to as the "Securities Act." This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and the New Notes offered by this Prospectus, please refer to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, we urge you to refer to the copy of such document filed as an exhibit to the Registration Statement otherwise filed with the SEC. All of our statements concerning such documents are qualified in their entirety by such reference.

         We will file and have in the past filed annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at SEC's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a web site (http://www.sec.gov) that contains reports and other information electronically filed through the SEC's Electronic Data Gathering, Analysis and Retrieval system, which is called "EDGAR."

         We have agreed that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will furnish to the holders of the Notes, and file with the SEC (unless the SEC will not accept such a filing), (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC under the Securities Exchange Act of 1934, as amended, on Forms 10-Q and 10-K if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case that describes our financial condition and results of operations and, with respect to our annual financial statements and related notes only, a report thereon by our independent public accountants, and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. We refer to the Securities Exchange Act of 1934, as amended, as the "Exchange Act." In addition, for so long as any Notes remain outstanding, we will agree to make available to any prospective purchaser of the Notes, or any beneficial owner of the Notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

         We have not authorized any dealer, salesperson or other individual to give any information or to make any representations other than those contained in this Prospectus. You may not rely on any information or representations other than those set forth in this Prospectus.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THE NEW NOTES AND IT IS NOT SOLICITING AN OFFER TO BUY THE NEW NOTES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THE TERMS DESCRIBED HEREIN SHALL IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE AFTER THE DATE HEREOF.

                               PROSPECTUS SUMMARY

         Throughout this document, we refer to this Prospectus and the accompanying Letter of Transmittal as the "Exchange Offer." The following summary contains basic information about the Exchange Offer but does not contain all the information that may be important to you. For a more complete understanding of the Exchange Offer, we encourage you to read this entire document and the other documents to which we refer, including the Letter of Transmittal. Unless the context otherwise requires, all references to "we,"
"us," "our," "Sbarro" or the "Company" include Sbarro, Inc. and our subsidiaries, except that in "Description of Notes," such words refer only to Sbarro, Inc. and not to any of our subsidiaries.

                                   THE COMPANY

         We are a leading owner, operator and franchisor of quick-service restaurants, serving a wide variety of Italian specialty foods. Under the "Sbarro" and "Sbarro The Italian Eatery" names, we developed one of the first quick-service concepts that extended beyond offering one primary specialty item (i.e., pizza or hamburgers). Our diverse menu offering includes pizza, pasta and other hot and cold Italian entrees, salads, sandwiches, cheesecake and other desserts and beverages. All of our entrees are prepared fresh daily in each restaurant according to special recipes developed by us. We focus on serving our customers generous portions of high quality Italian-style food at attractive prices. The Sbarro concept is unlike other quick-service Italian restaurants due to its diverse menu selection and its fast, cafeteria-style service.

         Since our inception in 1959, we have focused on high customer traffic venues due to the large number of captive customers who base their eating decision primarily on impulse and convenience. We therefore do not have to incur the significant advertising and promotional expenditures that certain of our competitors incur to attract customers to their destination restaurants. These factors, combined with adherence to strict cost controls, provide us with high and stable operating margins. We initially located our restaurant sites in New York and then, with the rapid expansion of enclosed shopping malls in the 1970s, expanded into these facilities nationwide due to their high customer traffic and impulse purchase characteristics. Over the past ten years, we have extended the Sbarro concept to other high customer traffic venues, including toll roads, airports, sports arenas, hospitals, convention centers, university campuses and casinos. We believe the opportunity to open additional Sbarro units in these and other new venues should continue to increase as companies, municipalities and others seek to outsource their non-core food operations to companies with an established brand name. As of July 18, 1999, the Sbarro system included 908 restaurants, consisting of 634 Company-owned and 274 franchised restaurants located in 48 States, the District of Columbia, the Commonwealth of Puerto Rico, certain United States territories and 21 countries throughout the world. Of the total 908 Sbarro units, 772 are located in enclosed shopping malls and the remaining 136 are generally located in other high customer traffic venues, including those described above.

         We have demonstrated our ability to identify, develop and efficiently operate restaurants and have increased our total restaurant base (including franchised operations) from 103 restaurants at the time of our initial public offering in 1985 to 908 at July 18, 1999. During the past decade, our growth in shopping malls has been primarily derived from opportunities that have arisen from the major renovation of existing shopping malls or the re-merchandising of a mall's food operations and, to a lesser extent, the development of new shopping malls. Historically, our strategy has been to own and operate our restaurants directly whenever possible in order to closely control all aspects of restaurant operations and, thus, maximize restaurant profitability. However, we have granted franchises to accomplish our expansion in international markets in order to minimize our capital risk and have typically granted franchises domestically only when necessary to open a unit in a desirable location. For example, the food operations in many of the non-mall locations in which we have units, such as toll roads and certain airports, are operated by third-party food service management companies, such as Host Marriott Services Corporation, under separate franchise agreements with a number of quick-service restaurant companies. We expect that a higher percentage of our future new unit growth will come from franchised locations, as we believe opportunities to open Sbarro units in non-mall venues will continue to increase, both domestically and internationally. We have developed a qualification and training program that provides strict operating standards for franchisees and we restrict the size of territories granted to franchisees. We believe that our franchise units meet the quality and customer service benchmarks of our Company-owned units. For the twelve months ended July 18, 1999, restaurant sales at Company-owned restaurants accounted for approximately 98% of our total operating revenues, with franchise related income accounting for the balance.

                                INDUSTRY OVERVIEW

         The restaurant industry represents one of the largest sectors of the economy, with estimated industry sales of approximately $338 billion in 1998, accounting for approximately 4% of the nation's gross domestic product. Between 1990 and 1998, restaurant industry sales grew an average of approximately 5% per year.

         The quick-service restaurant industry includes hamburgers, pizza, chicken, various types of sandwiches, and Mexican, Chinese and other ethnic foods. According to the National Restaurant Association, sales at quick-service restaurants reached approximately $106 billion in 1998, compared with approximately $62 billion in 1988. This growth primarily reflects consumers' increasing desire for a convenient, fast and reasonably priced restaurant experience. In addition, the National Restaurant Association estimates that the percentage of the average American family's food budget spent on meals consumed away from home has increased from approximately 25% in 1955 to approximately 44% in 1998. We believe this trend will continue as the number of dual income households increases, consumers' disposable income increases and consumers' leisure time decreases. Further, pizza, which accounts for approximately 50% of Sbarro's revenues, continues to be one of the most popular fast food categories. At the end of 1998, there were over 30,000 pizza restaurants in the United States, generating nearly $16 billion in annual revenues.

                              COMPETITIVE STRENGTHS

         We believe that our success in the quick-service restaurant industry is attributable to the following key competitive strengths:

         LEADING QUICK-SERVICE OPERATOR IN HIGH CUSTOMER TRAFFIC VENUES. We are a leading owner, operator and franchisor of quick-service restaurants, having developed over the course of the past 40 years a business model for high customer traffic venues including, among others, shopping malls, airports and toll roads. Over the years, certain national quick-service pizza chains attempted to replicate their stand-alone concepts in shopping malls but have since reduced the scope of their operations in these venues. Additionally, we have long-standing relationships with many of the major shopping mall developers and real estate management companies, as well as with national food service management companies that enter into restaurant franchise agreements on behalf of owners. As a result of these relationships and our significant presence in major shopping malls throughout the United States, we believe that we have a competitive advantage in opening new units in high customer traffic venues.

         STRONG, NATIONALLY RECOGNIZED BRAND NAME. The breadth of our operations and the visibility of our units across many high customer traffic venues throughout the United States and abroad have enabled us to forge strong brand name recognition with our customers. Our consistent product quality and service, diverse menu of attractively priced Italian food served in a cafeteria style format, distinctive logo and clean and bright locations have become recognized symbols of Sbarro.

         CONSISTENT RECORD OF GROWTH AND PROFITABILITY. We have a track record of consistent operating performance and a high level of profitability. Our operating and cost controls have resulted in a consistent revenue base and a relatively low cost structure. As a result of our focus on high customer traffic venues, we do not need to offer discounts or promotions to attract customers and do not incur significant marketing expenditures. See "Selected Financial Data."

         PROVEN BUSINESS MODEL. Over the course of the past 40 years, our management team has developed and refined a business model specifically for high customer traffic venues. We have extensive experience in identifying and developing restaurant locations and in operating these sites. We forecast the initial capital investment and pre-opening costs associated with opening a new Sbarro restaurant as well as its expected sales and profitability. Since the cost of food, paper products, payroll and other employee benefits as a percentage of restaurant sales is generally consistent from location to location by unit type, our forecasting focuses primarily on projecting restaurant revenues and semi-variable costs. When forecasting revenues for prospective locations, we consider such factors as the area's demographics and the retail environment surrounding the location. We also have developed standard restaurant operating procedures that specify all aspects of restaurant management, including recipes, production processes, restaurant design, customer service and staff training. This ensures system-wide consistency of product and service quality, while maximizing profitability.

         MODERATE CAPITAL EXPENDITURE REQUIREMENTS. Sbarro restaurants typically have moderate capital expenditure requirements for both their initial development and ongoing maintenance. Approximately 96% of our 634 Company-owned restaurants at July 18, 1999 are located in shopping malls. These units are relatively small (500 to 3,000 square feet) and are less expensive to open than fast food establishments in free standing locations. Additionally, the majority of our locations have limited, if any, dedicated seating solely for Sbarro customers due to their location in common area food courts, which further minimizes initial and ongoing maintenance costs. A new Sbarro unit typically requires a $0.3 million to $0.5 million initial capital investment with only minimal annual maintenance expenditures thereafter. This relatively low initial capital investment, when combined with our historically high unit operating margins, generally enables us to recover our initial investment and pre-opening costs for mall units in approximately 2.5 to 3.5 years, depending upon unit type. Further, our franchisees typically fund the capital expenditures for their units.

         EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP. Our experienced management team has extensive experience in the restaurant industry and represents one of our key competitive advantages. Our senior management team is led by Mario Sbarro, Chairman and Chief Executive Officer, Anthony Sbarro, Vice Chairman, and Joseph Sbarro, Senior Executive Vice President, all of whom have been with us since their father opened the first Sbarro restaurant in 1959. As a result of the consummation of the "going private" transaction discussed below, the Sbarro family owns all of our common stock. See "-- The Going Private Transaction."

BUSINESS STRATEGY

         We continuously seek to provide high quality Italian food products to a broad customer base. We have concentrated our product development on creating a menu of healthy, attractively priced items that appeal to the tastes of our customers and produce high margins. We intend to achieve further growth and strengthen our competitive position through the continued implementation of the following initiatives:
                                       3

         EXPAND TRADITIONAL SBARRO STORE BASE. We plan to continue to increase our network of Company-owned and franchised Sbarro locations. We believe new Company-owned locations will primarily be driven by opportunities arising from major renovations of existing shopping malls or the re-merchandising of a mall's food operations and, to a lesser extent, the development of new shopping malls. We also plan to increase the level of franchising in both international and domestic markets.

         INCREASE PENETRATION OF NEW HIGH CUSTOMER TRAFFIC VENUES. We began targeting toll roads and airport locations in the early 1990s and subsequently expanded our targeted venues to include sports arenas, hospitals, convention centers, university campuses and casinos due to the similar characteristics (i.e., high customer traffic, impulse purchase, etc.) between these venues and our core shopping mall locations. Approximately 15% of our Company-owned and franchise restaurants are located in these non-mall venues. We believe these venues offer significant expansion potential as the owners of these facilities (or, in certain cases, food service management companies with whom the owners have contracted the operations) increasingly seek to outsource their non-core food service operations to companies with an established brand, such as Sbarro, in order to simplify their own operations and potentially increase profitability. As previously discussed, a significant portion of our units in these locations are, and are expected to continue to be, operated as franchises.

         PURSUE STRATEGIC JOINT VENTURE ARRANGEMENTS. Since 1995, we have entered into several joint ventures to develop new restaurant concepts in an effort to leverage our restaurant management expertise into other venues that we believe have attractive growth opportunities. To date, these joint ventures have established mid and upper-priced Italian and steakhouse restaurants. Additionally, we have recently acquired, through a joint venture, a two-unit Mexican restaurant business and have established a joint venture that intends to operate seafood restaurants. Our joint ventures presently operate 24 restaurants. We have chosen to develop these ventures with restaurateurs experienced in the particular food area. Our ownership interest in these ventures currently ranges from 25% to 80% and we are actively involved in the operation and administration of all of these ventures. Our joint ventures are in various stages of development and expansion, and we are also considering additional concepts for their development potential. Given the early development stage of these ventures and their ownership structure, our existing joint ventures are, and our future joint ventures are expected to be, initially designated as, or held by, Unrestricted Subsidiaries under the indenture governing the Notes (the "Indenture"). Unrestricted Subsidiaries will not guarantee our obligations under the Notes and will not be subject to the restrictive covenants under the Indenture. See "Description of Notes -- Subsidiary Guarantees." There can be no assurance as to the performance of our existing joint ventures or our ability to identify and successfully develop new restaurant concepts.

THE GOING PRIVATE TRANSACTION

         On September  28, 1999,  Mario  Sbarro,  Joseph  Sbarro,  Joseph Sbarro
(1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1994 for the benefit of Carmela Sbarro and her descendants became the holders of all of our common stock pursuant to an Amended and Restated Agreement and Plan of Merger dated as of January 19,1999 among us, Sbarro Merger LLC and such holders. We refer to the persons who became the owners of all of our common stock as the "Continuing Shareholders."

         Pursuant to the terms of the merger agreement, Sbarro Merger LLC merged with and into us, and our shareholders, other than the Continuing Shareholders and Sbarro Merger LLC, received the right to receive $28.85 in cash in exchange for the approximately 13.5 million shares of our common stock not owned by the Continuing Shareholders, and all outstanding stock options, including stock options held by the Continuing Shareholders, were terminated in exchange for a cash payment equal to the number of shares subject to the stock option multiplied by the excess, if any, of $28.85 over the applicable option exercise price. We refer to the merger of Sbarro Merger LLC into us as the "Merger" and our former shareholders (other than the Continuing Shareholders), who received $28.85 per share in cash in exchange for such 13.5 million shares of our common stock as the "Public Shareholders."

         We needed approximately $411.0 million to consummate the Merger and pay related fees and expenses. We obtained such funds from:

         .        $159.8 million of our cash on hand; and

         . the $251.2 million of gross proceeds from the private debt offering in which we issued the Old Notes.

         Contemporaneously with the consummation of the Merger and the private debt offering, we also entered into $30.0 million revolving credit facility to help ensure that we will have adequate working capital in the future. We refer to the Merger, the private debt offering in which we issued the Old Notes and our credit facility as the "Transaction."

                                    * * * * *

         Our principal executive offices are located at 401 Broadhollow Road, Melville, New York 11747, and our telephone number is (516) 715-4100. Sbarro, Inc. was incorporated under the laws of the State of New York in 1977.

                            THE PRIVATE DEBT OFFERING

         Pursuant to a Note Purchase Agreement dated as of September 23, 1999, we completed the sale of the Old Notes in an aggregate principal amount of $255.0 million to Bear, Stearns, & Co. Inc. on September 28, 1999. Bear Stearns subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, which is an exemption from the registration requirements under that Act. The net proceeds from the our sale of the Old Notes of approximately $242.2 million after deducting discounts to Bear Stearns and estimated offering expenses, were used, with other sources of funds, to finance the Merger and pay related fees and expenses. In this document, we sometimes refer to Bear Stearns as the "Initial Purchaser" and the sale of the Old Notes to the Initial Purchaser and the subsequent resale to qualified institutional buyers as the "Private Debt Offering."

         As a condition to their purchase of the Old Notes, we agreed to conduct the Exchange Offer following the Private Debt Offering.


                              THE EXCHANGE OFFER

Notes Offered........................................     We are offering for exchange up to $255,000,000
                                                          aggregate principal amount of 11% Senior Notes due 2009,
                                                          which we have registered under the Securities Act. The
                                                          terms of the New Notes are substantially identical to
                                                          the Old Notes in all material respects, except that:

                                                          .        the New Notes have been registered under the
                                                                   Securities Act;

                                                          .        the Old Notes have certain transfer
                                                                   restrictions and registration rights; and

                                                          .        the New Notes will not contain certain
                                                                   provisions relating to liquidated damages
                                                                   to be paid to the holders of Old Notes under
                                                                   certain circumstances if we do not timely
                                                                   conduct the Exchange Offer.

Exchange Offer.......................................     We are offering to exchange the New Notes for Old Notes
                                                          that are timely and properly tendered and accepted for
                                                          exchange. We will issue the New Notes promptly after the
                                                          expiration date of the Exchange Offer for Old Notes that
                                                          are properly tendered on or before the Expiration Date
                                                          and not withdrawn. If you are not an affiliate of the
                                                          Company or another person ineligible to participate in
                                                          the Exchange Offer and you do not tender your Old Notes,
                                                          you will have no further exchange rights under the
                                                          Registration Rights Agreement with respect to
                                                          non-tendered Old Notes once the Exchange Offer is
                                                          consummated. See "The Exchange Offer - Resale of New
                                                          Notes."  Accordingly, your Old Notes will continue to be
                                                          subject to the restrictions on transfer


                                       6

                                                          discussed in "The Exchange Offer - Consequences of Failure to
                                                          Exchange."


Tenders, Expiration Date; Withdrawal;
Exchange Date........................................     The Exchange Offer will expire at 5:00 p.m., New York
                                                          City time, on __________, 1999, which is 30 days after
                                                          the date this Prospectus is first mailed to holders of
                                                          Old Notes, unless extended by us in our sole discretion.
                                                          You may withdraw any Old Notes tendered pursuant to the
                                                          Exchange Offer at any time prior to the expiration date
                                                          of the Exchange Offer. If you withdraw any Old Notes
                                                          tendered pursuant to the Exchange Offer, you may
                                                          retender them at any time prior to the expiration date
                                                          of the Exchange Offer. We will return to you any of your
                                                          tendered Old Notes not accepted for exchange for any
                                                          reason without expense as promptly as practicable after
                                                          the expiration or termination of the Exchange Offer. The
                                                          date of acceptance for exchange for New Notes of all Old
                                                          Notes timely and properly tendered, not withdrawn and
                                                          accepted will be the first business day following the
                                                          expiration date of the Exchange Offer or as soon as
                                                          practicable thereafter.

Shelf Registration Statement.........................     If the Exchange Offer is not permitted by applicable law
                                                          or Commission policy or you notify us in a timely manner
                                                          of the occurrence of certain events set forth in the
                                                          Registration Rights Agreement, we have agreed to
                                                          register your Old Notes with a shelf registration
                                                          statement and to use our best efforts to cause the shelf
                                                          registration statement to be declared effective by the
                                                          SEC within certain time periods after the consummation
                                                          of the Exchange Offer. We have agreed to maintain the
                                                          effectiveness of the shelf registration statement for,
                                                          under certain circumstances, a maximum of two years
                                                          following the date that the SEC declares it effective to
                                                          cover resales of the Old Notes held by such holders.

Accrued Interest on the New Notes....................     Each New Note will bear interest from the most recent
                                                          date to which interest has been paid on the Old Note for
                                                          which it is exchanged or, if no interest payment has
                                                          been made on the Old Note, from September 28, 1999.
                                                          Interest on the Old Notes accepted for exchange will
                                                          cease to accrue upon issuance of the New Notes.

Procedures for Tendering Old Notes...................     If you want to accept the Exchange Offer, you must
                                                          complete, sign and date the Letter of Transmittal, or a
                                                          facsimile thereof, in accordance with its instructions,
                                                          and mail or otherwise deliver the Letter

                                       7


                                                          of Transmittal, or the facsimile, together with either (1)
                                                          certificates for your Old Notes or (2) a book-entry confirmation of your Old Notes into the book-entry transfer facility, if that procedure is available, and, in each case, any
                                                          other required documentation, to Firstar Bank, N.A., as
                                                          Exchange Agent, at the address set forth in The
                                                          "Exchange Offer" section of this Prospectus and in the
                                                          Letter of Transmittal.



Special Procedures for Beneficial Owners.............     Any beneficial owner of Old Notes whose Old Notes are
                                                          registered in the name of a broker, dealer, commercial
                                                          bank, trust company or other nominee and who wishes to
                                                          tender the beneficial owner's Old Notes for exchange
                                                          should contact the registered holder and instruct it to
                                                          tender its Old Notes on the beneficial owner's behalf.
                                                          If the beneficial owner wishes to tender its Old Notes
                                                          on its own behalf, the beneficial owner must, prior to
                                                          completing and executing the Letter of Transmittal and
                                                          delivering its Old Notes, either make appropriate
                                                          arrangements to register ownership of the Old Notes in
                                                          its own name or obtain a properly completed bond power
                                                          from the registered holder. The transfer of registered
                                                          ownership may take considerable time and may not be able
                                                          to be completed prior to the expiration date of the
                                                          Exchange Offer.

Guaranteed Delivery Procedures.......................     If you want to tender your Old Notes for exchange and
                                                          your Old Notes are not immediately available or you
                                                          cannot deliver the Old Notes or any other documents
                                                          required by the Letter of Transmittal to the Exchange
                                                          Agent in a timely manner, you must tender your Old Notes
                                                          according to the delivery procedures described in "The
                                                          Exchange Offer -- Guaranteed Delivery Procedures"
                                                          section of this Prospectus.

Certain Federal Income Tax Considerations............     The exchange pursuant to the Exchange Offer should not
                                                          be treated as an event in which gain or loss, if any, is
                                                          realized by you or our company for U.S. federal income
                                                          tax purposes.

Use of Proceeds......................................     We will not receive any proceeds from the Exchange Offer.

Exchange Agent.......................................     Firstar Bank, N.A., the trustee under the Indenture, is
                                                          serving as Exchange Agent for the Exchange Offer.


                                       8



                      SUMMARY DESCRIPTION OF THE NEW NOTES

New Notes............................................     A total of $255.0 million in principal amount at
                                                          maturity of 11% Senior Notes due 2009, which we have
                                                          registered under the Securities Act.

Maturity.............................................     The New Notes will mature on September 15, 2009.

Interest.............................................     We will pay interest on the New Notes at a fixed annual
                                                          rate of 11%. We will pay the interest due on the New
                                                          Notes in cash every six months on March 15 and September
                                                          15. We will make the first payment on March 15, 2000.
                                                          Each New Note will bear interest from the most recent
                                                          date to which interest on the Old Note has been paid or,
                                                          if no interest payment has been made, from September 28,
                                                          1999. Interest on the Old Notes accepted for exchange
                                                          will cease to accrue upon issuance of the New Notes.

Subsidiary Guarantors................................     All of our Restricted Subsidiaries (as defined in the
                                                          Indenture) will guarantee the New Notes with
                                                          unconditional guarantees of payment. If we cannot make
                                                          payments on the New Notes when they are due, the
                                                          guarantor subsidiaries must make them instead.

Ranking..............................................     The New Notes will be unsecured senior obligations and
                                                          will rank equally with all our other existing and future
                                                          senior unsecured debt and will rank senior to all our
                                                          existing and future subordinated debt, if any. The New
                                                          Notes will be effectively subordinated to all of our
                                                          existing and future senior secured debt, if any, to the
                                                          extent of such security.

                                                          Our subsidiaries' guarantees will be unsecured senior
                                                          obligations of the respective guarantor subsidiaries and
                                                          will rank equally with all of our guarantor subsidiaries'
                                                          existing  and future  senior  unsecured  debt and will rank senior to all of our  guarantor  subsidiaries'  existing
                                                          and future subordinated debt, if any. The guarantees will
                                                          be effectively subordinated to all of our guarantor subsidiaries'
                                                          existing and future senior secured debt, if any, to the extent of such security.

                                                          As of July 18, 1999, on a pro forma basis after giving
                                                          effect to the Transaction,  the aggregate amount of our
                                                          consolidated  indebtedness would have been $265.0 million
                                                          (all of which would have been senior debt), which does not include guarantees


                                        9

                                                           of indebtedness and reimbursement  obligations in respect of letters of credit in the aggregate  amount of  approximately
                                                           $8.8 million and guarantees of certain real property lease obligations of our Unrestricted Subsidiaries (as defined in the Indenture) and related joint ventures.

Optional Redemption..................................     We may redeem some or all of the New Notes at our option
                                                          at  any  time  at  the redemption prices described under
                                                          "Description  of Notes -- Optional Redemption"  plus  any
                                                          interest  that  is due and unpaid and liquidated damages, if any,  on the  date  we redeem the New Notes.

Mandatory Repurchase.................................     If we experience a change of control or sell assets, in
                                                          certain circumstances, we must offer to repurchase the
                                                          New Notes at the prices set forth under "Description of
                                                          Notes-- Repurchase at Option of Holders."

Certain Covenants....................................     We will issue the New Notes under the Indenture with
                                                          Firstar Bank, N.A., as trustee. The Indenture, among
                                                          other things, limits our ability and the ability of our
                                                          Restricted Subsidiaries to:

                                                          .        incur additional indebtedness;

                                                          .        pay dividends or make other distributions on,
                                                                   redeem or repurchase, our capital stock;

                                                          .        make investments and other restricted payments;

                                                          .        use assets as security in other transactions;

                                                          .        sell certain assets, consolidate or merge with
                                                                   or into other companies;

                                                          .        enter into certain transactions with our
                                                                   affiliates; and

                                                          .        sell stock in our Restricted Subsidiaries.

                                                          These covenants are subject to exceptions, which are
                                                          described in "Description of Notes."


                                  RISK FACTORS

         You should carefully consider the matters set forth under "Risk Factors" beginning on page 15, as well as the other information and financial statements and data included in this Prospectus, before tendering your Old Notes in the Exchange Offer and making an investment in the New Notes.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

         The following table presents our summary consolidated historical and pro forma consolidated financial data for the periods and the dates indicated. Unless otherwise indicated, all amounts and ratios set forth below reflect our consolidated financial results, including certain subsidiaries that will initially be designated as Unrestricted Subsidiaries under the Indenture and that will not guarantee our obligations under the Notes. Historical operating results for interim periods are not necessarily indicative of results that may be expected for the full year, particularly since our earnings, EBITDA (as defined below) and Adjusted EBITDA (as defined below) have been highest in the fourth fiscal quarter due primarily to increased volume in shopping malls during the holiday shopping season. The unaudited consolidated pro forma financial data and the as adjusted balance sheet data are provided for informational purposes only and are not necessarily indicative of future results or what our results of operations or financial position would have been had the Transaction occurred on the dates indicated. The information presented below should be read in conjunction with "Unaudited Consolidated Pro Forma Financial Data," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited Consolidated Financial Statement and notes thereto for the year ended January 3, 1999 and our unaudited Consolidated Financial Statements and notes thereto for the twenty-eight weeks ended July 18, 1999 included elsewhere herein.

                                             HISTORICAL             PRO FORMA
                                 ---------------------------------- ---------
                                                                                        HISTORICAL
                                             FISCAL YEAR                        TWENTY-EIGHTY WEEKS ENDED
                                 --------------------------------------------   -------------------------  PRO FORMA
                                                                                                         TWENTY-EIGHT
                                                                                                          WEEKS ENDED
                                                                                 JULY 18,     JULY 12,     JULY 18,
                                  1998(1)      1997        1996     1998(1)(2)     1999         1998       1999 (2)
                                  -------      ----        ----     ---------    --------     ---------   ----------
                                                                    (UNAUDITED) (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales...............$361,534    $337,723   $319,315    $361,534    $179,051     $174,028     $179,051
  Franchise related income........  8,578       7,360      6,375       8,578       4,332        4,154        4,332
  Interest income.................  5,120       4,352      3,798          --       2,624        2,545          ---
                                  -------    --------   --------    --------    --------     --------     --------
        Total revenues............375,232     349,435    329,488     370,112     186,007      180,727      183,383
Costs and expenses:
  Costs of food and paper
     products..................... 76,572      69,469     68,668      76,572      36,981       36,423       36,981
  Restaurant operating
expenses:
    Payroll and other employee
      benefits.................... 93,367      84,910     78,258      93,367      49,575       46,899       49,575
    Occupancy and other...........101,013      93,528     85,577     101,013      56,205       52,985       56,205
  Depreciation and
    amortization.................. 22,429      23,922     22,910      29,924      12,278       11,725       16,314
  General and administrative...... 19,708      17,762     14,940      19,708      12,339       10,367       12,339
  Interest expense................     --          --         --      30,519          --           --       16,433
  Provision for unit
closings(3).......................  2,515       3,300         --       2,515          --        1,525           --
  Non-recurring charges(4)........  5,605          --         --       5,605          --          986           --
  Other income.................... (2,680)     (1,653)    (1,171)     (2,680)     (2,574)      (1,259)      (2,574)
                                  -------    --------   --------    --------    --------     --------     ---------
        Total costs and
expenses..........................318,529     291,238    269,182     356,543     164,804      159,651      185,273
Income before income taxes and
  cumulative effect of change
  in method of accounting......... 56,703      58,197     60,306      13,569      21,203       21,076       (1,890)
Income taxes(5)................... 21,547      22,115     22,916       8,426       8,057        8,009          858
                                  -------    --------   --------    --------    --------     --------     --------
Income before cumulative
  effect of change in method
  of accounting................... 35,156      36,082     37,390       5,143      13,146       13,067       (2,748)
Cumulative effect of change
  in method of accounting for
  start-up costs..................   (822)         --         --        (795)         --         (822)          --
                                 --------    --------   --------    --------    --------     --------     --------
Net income (loss)................$ 34,334    $ 36,082   $ 37,390    $  4,348    $ 13,146     $ 12,245     $ (2,748)
                                 ========    ========   ========    ========    ========     ========     =========

                                           HISTORICAL              PRO FORMA
                                  -------------------------        ---------
                                                                                        HISTORICAL
                                           FISCAL YEAR                           TWENTY-EIGHT WEEKS ENDED
                                   -----------------------------------------     ------------------------
                                                                                                           PRO FORMA
                                                                                                          TWENTY-EIGHT
                                                                                  JULY 18,     JULY 12,   WEEKS ENDED
                                  1998(1)       1997       1996     1998(1)(2)     1999         1998       JULY 18,
                                  ------        ----       ----     ----------   ---------   --------     ----------
                                                                    (UNAUDITED) (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
OTHER FINANCIAL AND RESTAURANT
DATA:
EBITDA(6).........................$ 74,012    $ 77,767   $ 79,418    $ 74,012     $ 30,857     $ 30,256    $ 30,857
Adjusted
EBITDA(6).........................  82,132      81,067     79,418      82,132       30,857       32,767      30,857
EBITDA margin(6)..................    20.0%       22.5%     24.4%       20.0%         16.8%        17.0%       16.8%
Adjusted EBITDA margin(6).........    22.2%       23.5%     24.4%       22.2%         16.8%        18.4%       16.8%
Capital expenditures(7)...........$ 27,717    $ 28,556   $ 25,928    $ 27,717     $ 12,746     $ 15,760    $ 12,746
Ratio of earnings to fixed
  charges(8)......................      3.9x        4.2x       4.6x        1.3x         2.9x         3.1x       0.9x
Number of restaurants at
end of period;
  Company-owned...................     630         623        597         630          634          626         634
  Franchised......................     268         239        219         268          274          247         274
                                  --------    --------   --------    --------     --------     --------    --------
    Total number of restaurants...     898         862        816         898          908          873         908
                                  ========    ========   ========    ========     ========     ========    ========
 PRO FORMA RATIOS:
EBITDA to cash interest expense(9)................................     2.6x                                 2.0x
Adjusted EBITDA to cash interest expense(9).......................     2.9x                                 2.0x
Total debt to EBITDA..............................................     3.4x                                 8.3x
Total debt to Adjusted EBITDA.....................................     3.1x                                 8.3x

                                                                            AS OF JULY 18, 1999
                                                                        ----------------------------
                                                                          ACTUAL      AS ADJUSTED(10)
                                                                        ----------------------------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:                                                     ----------------------------
Working capital (deficiency).......................................      $132,072       $(13,928)
Total assets.......................................................       311,744        405,479
Total long-term debt(11)...........................................            --        255,000
Shareholders' equity...............................................       270,489         99,224

(1) Our fiscal year ends on the Sunday nearest December 31. Our 1998 fiscal year and the twelve months ended July 18, 1999 each contained 53 weeks. All other fiscal years presented contained 52 weeks. Accordingly, the 1998 fiscal year and the twelve months ended July 18, 1999 each benefited from one additional week of operations over the other reported fiscal years. The additional week contributed revenues, EBITDA and net income of approximately $8.5 million, $2.7 million and $1.7 million, respectively.
(2) Gives effect to the Transaction as if it had occurred at the beginning of the respective periods.
(3) Represents provisions of (a) $3.3 million for the closing of two joint venture units in 1997 and (b) $2.5 million for the closing of 20 restaurant locations in 1998.
(4) Represents (a) a charge of $3.5 million in connection with the settlement of a lawsuit, (b) a write down of $1.1 million of the carrying cost on a parcel of Company-owned land and (c) other charges of approximately $1.0 million for costs associated with the termination of a prior merger proposal by the Sbarro Family.
(5) We currently intend to elect to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and, where applicable and permitted, under similar state and local income tax provisions beginning as early as fiscal 2000. Under the provisions of Subchapter S, substantially all taxes on our income would be paid by our shareholders. On a pro forma basis to give effect to the Transaction, if we were taxed as an S corporation as of the beginning of fiscal 1998, we and our shareholders would have had an aggregate tax liability of approximately $13.6 million on our income. This amount is higher than the amount presented due to differences in tax rates between individual and corporate taxpayers and temporary differences currently accounted for as deferred taxes in our financial statements (such deferred taxes will be eliminated or reduced upon conversion to an S corporation). The Indenture will permit us to make distributions to our shareholders in amounts that are designed to enable them to pay their personal tax obligations arising from our Subchapter S earnings. See "Description of Notes -- Restricted Payments."

(6) EBITDA represents earnings before cumulative effect of change in accounting method, interest income, interest expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA plus provision for unit closings and non-recurring charges. EBITDA margin represents EBITDA divided by the sum of restaurant sales and franchise related income. Adjusted EBITDA margin represents Adjusted EBITDA divided by the sum of restaurant sales and franchise related income. EBITDA and Adjusted EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operations or other cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Rather, EBITDA and Adjusted EBITDA are presented because they are widely accepted supplemental financial measures, and we believe that they provide relevant and useful information. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies, since all companies do not calculate these non-GAAP measures in the same manner. Our EBITDA and Adjusted EBITDA calculations are not intended to represent cash provided by (used in) operating activities since they do not include interest and taxes and changes in operating assets and liabilities, nor are they intended to represent a net increase in cash since they do not include cash provided by (used in) investing and financing activities.
(7) Included in fiscal 1996, fiscal 1997, fiscal 1998 (actual and pro forma), the twenty-eight weeks ended July 12, 1998 and July 18, 1999 (actual and pro forma) and the twelve months ended July 18, 1999 are $4.2 million, $5.0 million, $4.8 million, $3.5 million, $0.4 million and $1.7 million, respectively, related to construction of the Company's headquarters.
(8) The ratio of earnings to fixed charges has been determined by dividing the total fixed charges into the sum of earnings before taxes on income and fixed charges. Fixed charges consist of interest expense and one-third of rental expense (deemed to be a reasonable approximation of the interest factor).
(9) Cash interest expense represents total interest expense, less (a) amortization of $1.5 million of deferred financing fees and amortization of $0.4 million of original issue discount on the Notes for fiscal 1998 and the twelve months ended July 18, 1999 and (b) amortization of $0.8 million of deferred financing fees and amortization of $0.2 million of original issue discount on the Notes.

(10) Gives effect to the Transaction as if it had occurred as of July 18, 1999. See "Capitalization" and "Unaudited Consolidated Pro Forma Financial Data."
(11) The Notes are recorded at a discount of approximately $3.8 million to the face amount to reflect the original issue discount on the Notes.

                                  RISK FACTORS

         An investment in the Notes involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information included in this Prospectus before tendering your Old Notes in the Exchange Offer and making an investment in the New Notes.

                         RISKS RELATING TO THE NOTES

HOLDERS RESPONSIBLE FOR COMPLIANCE WITH EXCHANGE OFFER PROCEDURES; CONSEQUENCES OF FAILURE TO EXCHANGE

         We will issue the New Notes in exchange for the Old Notes pursuant to the Exchange Offer only after we have received such Old Notes, along with a properly completed and duly executed Letter of Transmittal and all other required documents, in a timely manner. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to the tender of Old Notes for exchange. The Exchange Offer will expire at 5:00 p.m. New York City time on ___________, 1999. Old Notes that are not tendered or are tendered but not accepted for exchange will, following the Expiration Date and the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act or offered and sold by you pursuant to an exemption from or in a transaction not subject to, the Securities Act. Subject to certain exceptions, you will not be entitled to any rights to have such Old Notes registered under the Securities Act. We do not currently anticipate that we will register the Old Notes under the Securities Act. See "The Exchange Offer - Consequences of Failure to Exchange Offer."

         The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the Indenture.

THERE ARE REQUIREMENTS FOR THE TRANSFER OF NEW NOTES

         Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. These interpretations apply only if

         . you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act,

         . you acquired the New Notes in the ordinary course of your business

         . you are not a broker dealer who purchased the Old Notes from us for resale pursuant to an exemption from the registration requirements of the Securities Act and

         . you have no arrangement with any person to participate in the distribution of the New Notes that you acquire in the Exchange Offer.

         We have not submitted a no-action letter to the SEC regarding this Exchange Offer, and we cannot assure you that the SEC would make a similar determination with respect to the Exchange Offer. If you are an affiliate of the Company, or are engaged in or intend to engage in or have any arrangement or understanding with respect to a distribution of the New Notes to be acquired in the Exchange Offer, you

         . may not rely on the applicable interpretations of the staff of the SEC and

         . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge in the Letter of Transmittal that it will deliver a prospectus meeting the requirements under the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act for the period set forth in the "Plan of Distribution." This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes where the Old Notes exchanged for such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. To comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT, WHICH COULD HURT OUR ABILITY TO MAKE PRINCIPAL AND INTEREST PAYMENTS ON THE NOTES.

         As a result of the Transaction, we have substantial debt and are highly leveraged. After giving pro forma effect to the Transaction:

         . our total debt outstanding as of July 18, 1999 would have been approximately $265.0 million, which does not include guarantees of indebtedness and reimbursement obligations in respect of letters of credit in the aggregate amount of approximately $8.8 million and guarantees of certain real property lease obligations of our Unrestricted Subsidiaries and related joint ventures;

         . our interest expense would have been approximately $30.5 million for the twelve months ended July 18, 1999; and

         . our total shareholders' equity as of July 18, 1999 would have been approximately $99.2 million, with a tangible net worth deficiency of $140.5 million.

         The Transaction actually closed on September 28, 1999. Our cash on hand increased between July 18, 1999 and September 28, 1999. Therefore, we are able to use additional cash, rather than borrowings under our credit facility, to consummate the Transaction. The pro forma numbers discussed in the previous paragraph give effect to borrowings under our credit facility that we would have needed to make to consummate the Transaction on July 18, 1999 but that we did not need to make (and did not make) upon consummation of the Transaction because of the increase in our cash on hand between July 18, 1999 and September 29, 1999.

         As of November 1, 1999, we had undrawn availability under our credit facility of approximately $28.2 million (net of outstanding letters of credit and certain guarantees of reimbursement obligations that aggregated approximately $1.8 million).

         We and our subsidiaries also may, subject to certain restrictions in the Indenture and our credit facility, incur significant additional indebtedness (including secured indebtedness) from time to time. Our high level of debt could have important consequences to you, including the following:

         . making it difficult for us to satisfy our obligations under the Notes;

         .        limiting our ability to obtain  financing for working capital,
                  capital  expenditures,   acquisitions  and  general  corporate
                  purposes;

         . increasing our vulnerability to downturns in our business or the economy generally;

         . limiting our ability to withstand competitive pressures from our less leveraged competitors;

         . hindering our ability to plan for changes in our business and the industry in which we operate;

         . requiring us to manage a company that will be subject to financial and other covenants; and

         . having a material adverse effect on us if we fail to comply with the covenants in the Indenture or our credit facility, as a failure could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable.

         We urge you to consider the information under "Capitalization," "Unaudited Consolidated Pro Forma Financial Data" and "Description of Notes -- Incurrence of Indebtedness and Issuance of Preferred Stock" for more information on these matters.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

         Although we currently expect that we will be able to service our debt with cash flow from operations, we cannot assure you that our future cash flows will be sufficient to meet our debt service obligations and commitments, and any insufficiency could have a negative impact on our business. Our ability to generate cash flows from operations in order to make scheduled payments on our debt as they become due will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, such as general economic and financial conditions in the restaurant industry or the economy at large. A significant drop in operating cash flows resulting from changes in economic conditions, increased competition or other uncertainties beyond our control could increase the need for alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt obligations. If we are unable to generate sufficient cash flows to meet our debt service obligations, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or raising equity capital. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to retire the Notes and our other senior debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE CLAIMS OF HOLDERS OF ANY SECURED DEBT WILL HAVE EFFECTIVE PRIORITY OVER YOUR CLAIMS AS A HOLDER OF THE NEW NOTES.

         The New Notes will rank pari passu in right of payment with all of our present and future senior debt (and senior in right of payment to all of our present and future debt that is expressly subordinated to the Notes). Neither the New Notes nor our credit facility is secured by any of our assets or any of the assets of our subsidiary guarantors. Currently, neither we nor any of our subsidiary guarantors have any material indebtedness that is secured by any of our or their respective assets. Certain of our Unrestricted Subsidiaries are likely to incur indebtedness that may be secured by their assets. Should we or our subsidiary guarantors incur secured debt and become insolvent or be liquidated, the secured lenders will have a claim on the assets securing such indebtedness that will have priority over any claim you may have for payment under the New Notes or the guarantees. Accordingly, it is possible that there would be no assets remaining from which claims of the holders of the Notes could be satisfied or, if any assets remained, they might be insufficient to satisfy these claims fully. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Credit Facility," "Description of Notes" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

THE INDENTURE AND OUR CREDIT FACILITY IMPOSE RESTRICTIONS ON US THAT MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

         The Indenture and our credit facility contain covenants that restrict our ability to take various actions, such as incurring additional debt, paying dividends, repurchasing junior debt, making investments, entering into certain transactions with affiliates, merging or consolidating with other entities and selling all or substantially all of our assets. Our ability to comply with these covenants can be affected by events beyond our control and we cannot assure you that we will satisfy those requirements. A breach of any of these provisions could result in a default under the Indenture and/or our credit facility, which would allow all amounts outstanding under both to be declared immediately due and payable. We cannot assure you that our assets would be sufficient to repay such amounts (including amounts due under the New Notes) in full. We may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain financial ratios or because of the limitations imposed on us by the restrictive covenants under the Indenture and our credit facility. We urge you to read the information under "Description of Notes -- Certain Covenants" and "Description of Credit Facility" for a more detailed discussion of the substantive requirements of these restrictive covenants.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID THE NEW NOTES OR THE GUARANTEES.

         Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, a court of competent jurisdiction could void, in whole or in part, the New Notes or the guarantees or, alternatively, subordinate the Notes or the guarantees to our or our subsidiaries' respective existing and future debt. For example, a court could void or subordinate the Notes or guarantees if it finds that at the time the Notes or guarantees are issued any of the following occurred:

         . we or the guarantors incurred such indebtedness with the intent to hinder, delay or defraud creditors; or

         . we or the guarantors received less than reasonably equivalent value or fair consideration for incurring such debt, and

         .        were insolvent,

         . were rendered insolvent by reason of the incurrence of such debt and the application of the proceeds of that debt,

         . were engaged or were about to engage in a business or transaction for which the assets remaining within the United States constituted unreasonably small capital to carry on our business, or

         . intended to incur, or believed that we or our guarantors would incur, debts beyond our or their ability to pay such debts as they matured.

         The measure of insolvency for purposes of determining these fraudulent conveyance issues will vary depending upon the law applied in each case. Generally, however, we or our subsidiaries would be considered insolvent if the sum of our or their respective debts, including contingent liabilities, is greater than all of our or their respective assets at fair valuation or if the present fair saleable value of our or their respective assets was less than the amount that would be required to pay the probable liability on our or their respective existing debts, including contingent liabilities, as they become absolute and matured.

         We believe that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes and the guarantees are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith. Because the proceeds of the indebtedness, including the New Notes and guarantees, we are incurring will be paid to Sbarro's shareholders in the Merger, a court might find that we did not receive reasonably equivalent value or fair consideration for the issuance of the New Notes. Also, a court might find that our present or future subsidiary guarantors did not receive reasonably equivalent value or fair consideration for the issuance of their guarantees. However, we believe that after the issuance of the New Notes and the application of proceeds therefrom, we will be solvent, will have sufficient capital for carrying on our business and will be able to pay our debts as they mature. We cannot assure you, however, that a court would agree with our view.

THERE IS NO PUBLIC MARKET FOR THE NOTES.

         Prior to the Exchange Offer there has been no public trading market for the New Notes. We have been advised by the Initial Purchaser that it currently makes, and intends to continue to make, a market in the Notes; however, the Initial Purchaser is not obligated to do so. Any market-making may be discontinued at any time, and we cannot assure you that an active trading market for the New Notes will develop or, if a trading market develops, that it will continue. Further, the liquidity of, and trading market for, the New Notes may be adversely affected by declines and volatility in the market for high yield securities generally. The liquidity of, and trading market for, the New Notes also may be adversely affected by any changes in our financial performance or prospects or in the prospects for the other companies in our industry. We do not intend to list the New Notes on any national securities exchange or to seek the admission of the New Notes to trading in the National Association of Securities Dealers Automated Quotation System.

                              RISKS RELATING TO US

THE SBARRO FAMILY CONTROLS US.

         The Continuing Shareholders own 100% of our stock and have the power to designate all of our directors and exercise control over our business, policies and affairs. The interests of the Continuing Shareholders may differ from the interests of the holders of the Notes.

WE MAY NOT BE ABLE TO REPURCHASE THE NEW NOTES UPON A CHANGE OF CONTROL.

         If a change of control occurs, we must offer to repurchase all outstanding Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the purchase date. It is possible that we will not have sufficient funds at the time of such change of control to make any required repurchase of the Notes. If we were required to repurchase the New Notes, we would probably require third party financing; however, we cannot be sure that we would be able to obtain such financing on acceptable terms, if at all. In addition, under certain circumstances our credit facility restricts our ability to repurchase Notes and prohibits repurchases pursuant to a change of control offer. A change of control will result in an event of default under our credit facility and may cause the acceleration of that debt, in which case we would have to repurchase the New Notes as well as repay our credit facility in full. We urge you to read "Description of Notes -- Repurchase at the Option of Holders -- Change of Control" and "Description of Credit Facility."

         Certain transfers of more than 35% of our common stock by the Continuing Shareholders, including transfers to third parties to pay estate taxes upon the death of those family members or their permitted transferees, could also trigger the change of control provisions under the Indenture. In order to pay estate taxes, the estate of a family member could seek to sell the estate's stock to us or to a third party. However, the repurchase of those shares by us would be subject to certain limitations under the Indenture and our credit facility, and the sale of those shares to a third party could trigger the change of control provisions under the Indenture. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT.

         The restaurant business is highly competitive. We believe that we compete on the basis of price, service, location and food quality. Factors that affect our and our franchisees' business operations include changes in consumer tastes, national, regional and local economic conditions, population, traffic patterns, discretionary spending priorities, demographic trends and consumer confidence in food wholesomeness, handling and safety, weather conditions, the type, number and location of competing restaurants and other factors. There is also active competition for management personnel and attractive commercial shopping mall, center city and other locations suitable for restaurants. We compete in each market in which we operate with locally-owned restaurants as well as with national and regional restaurant chains. Factors such as inflation and increased food, beverage, labor, occupancy and other costs could adversely affect us and others in the restaurant industry.

         Although we believe we are well positioned to compete because of our leading market position, focus and expertise in the quick-service Italian specialty food business and strong national brand name recognition, we could experience increased competition from existing or new companies and loss of market share that, in turn, could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations.

WE ARE VULNERABLE TO INCREASES IN FOOD AND RESTAURANT OPERATING COSTS.

         Our profitability is affected by significant fluctuations in food and paper product prices, labor and employee benefit costs and occupancy costs. Significant increases in food and paper product costs, payroll and employee benefit costs or occupancy costs, which we may not be able to pass on to our customers, could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations. Many of the factors in determining those expenses, such as inflation and shortages of supply, are beyond our control.

         The need to provide fresh products to customers subjects us to the risk that shortages and interruptions in supply, which could be caused by adverse weather and other conditions, could adversely affect the availability, quality and cost of ingredients. We have in the past experienced significant and rapid variations in the cost of food products, particularly cheese. For fiscal 1996, 1997 and 1998, the cost of cheese represented approximately 25.3%, 22.5% and 24.5%, respectively, of our overall cost of food and paper products. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Results of Operations."

         We have a substantial number of hourly employees who are paid wages at or based on the federal or state minimum wage. Increases in the minimum wage could increase our labor costs. Furthermore, strong labor markets, like the one we are currently experiencing, can result in upward pressures on wages and salaries. As a result, we have recently been experiencing higher personnel and benefits costs. In addition, we have also recently experienced higher occupancy related costs with respect to leases for new restaurants and renewal leases for existing restaurant space. See "-- Locations -- Our strategy depends on obtaining and retaining attractive high customer traffic locations."

WE RELY ON ONE NATIONAL INDEPENDENT WHOLESALE DISTRIBUTOR.

         We use a national independent wholesale food distributor to purchase most of the food ingredients (other than breads, pastries, produce, fresh dairy and certain meat products, which we purchase locally) and related restaurant supplies that we use, and to distribute these items for us on a national basis on attractive terms. While we are dependent upon this one national independent distributor, we believe that there are other distributors who would be able to service our needs. However, there can be no assurance that we will be able to replace our distributor with others on comparable terms or without disruptions to the flow of our food products and other supplies to our systems, any of which could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations.

WE DEPEND ON OUR SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES.

         Our success is dependent upon our senior management team, consisting primarily of members of the Sbarro Family, as well as our ability to attract and retain other key employees. As a privately-held company with restrictions and limitations on stock repurchases contained in the Indenture, we may be unable to offer key executives stock-based compensation of the type that our publicly-held competitors can offer. We do not have employment agreements with any member of senior management or any key employee. There is no assurance that we will be able to retain our existing senior management or to attract other key employees. The loss of any of our key employees could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations. See "Business -- Restaurant Management" and "Management."

OUR STRATEGY DEPENDS ON OBTAINING AND RETAINING ATTRACTIVE HIGH CUSTOMER TRAFFIC LOCATIONS.

         Our strategy to improve overall profitability by targeting high customer traffic venues with higher profit potential, coupled with a continued slowing in the development of new shopping malls, has resulted in a gradual decline in the number of Company-owned restaurants we opened per year over the past five years. From 1989 to 1994, we opened, on average, approximately 58 Company-owned locations per year. We opened 44 in 1995, 29 in 1996, 30 in 1997 and 26 in 1998 (before closings and units acquired from franchisees). We opened 9 units through July 18, 1999 and plan to open approximately 20 Company - owned restaurants from that time through the end of the year. However, the number of restaurants that we actually open will depend on the availability of appropriate sites, as well as the timing of construction and other factors. There can be no assurance that we will be able to continue to obtain appropriate locations or renew existing locations on favorable terms, if at all.

         We are also dependent on our ability to enter into new leases and renew existing leases on favorable terms and may find it more expensive to enter into such leases during periods when market rents are increasing. If a significant portion of our existing leases were to expire during such a period, we may find it more expensive to continue to operate our then existing number of stores.
See "Business -- Properties."

OUR BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION.

         We are subject to various federal, state and local laws affecting our business, as are our franchisees. Each of our restaurants and those owned by our franchisees are subject to a variety of licensing and governmental regulatory provisions relating to wholesomeness of food, sanitation, health, safety and, in certain cases, licensing of the sale of alcoholic beverages. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in any particular area, which could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations.

         Regulations of the Federal Trade Commission (the "FTC") and various state laws regulating the offer and sale of franchises require us to furnish to prospective franchisees a franchise offering circular containing prescribed information. We are currently registered to offer and sell franchises in seven states and are currently exempt from the franchise registration requirements in five states based upon "large franchisor" exemptions, which are based upon our experience and meeting certain size tests, generally requiring a net worth of at least $5 to $15 million (depending on the state). The states in which we are registered, and a number of states in which we may franchise, require
registration  of  a  franchise   offering   circular  or  a  filing  with  state
authorities. Following the availability of our financial statements for the quarter ended October 10, 1999, we intend to amend our FTC franchise offering circular and, where required, filed appropriate amendments to state franchise registrations to reflect the Transaction. Until such amendments are filed and, where required, approved, we will not be able to sell or renew franchises in those states. We currently expect, although there can be no assurance, that such amendments will be approved and that any delay will not have a material adverse effect on our business. Furthermore, state franchise examiners have discretion to disapprove franchise registrations based on a franchisor's financial condition. While we believe that, following completion of the Transaction, we continue to meet these financial requirements, there is little specific guidance under state franchise laws as to acceptable levels of a franchisor's net worth (and whether "net worth" includes or excludes intangible assets) and debt, and, depending upon a franchisor's financial condition, state franchise examiners in many states may require a franchisor to escrow initial franchise fees for a limited period of time. See "Business -- Government Regulation."

         Although alcoholic beverage sales are not emphasized in our restaurants, some of our larger restaurants serve beer and wine. Sales of beer and wine contributed less than 1% of our total revenues during fiscal 1998. We have submitted documents to amend our applications with the appropriate alcohol, beverage and tobacco authorities in 14 of the 16 states in which we sell beer and wine to reflect the Transaction and have filed part of an amendment that is required in California. We do not intend to continue selling beer and wine in Colorado. We expect to be able to continue to sell beer and wine in most of the locations pending completion of the approval process.

OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE DUE TO THE SEASONALITY OF OUR BUSINESS.

         Our business is subject to seasonal fluctuations. The fourth fiscal quarter normally accounts for approximately 40% of net income for the year due primarily to increased volume in shopping malls during the holiday shopping season. The length of the holiday shopping period between Thanksgiving and Christmas and the number of weeks in the fourth quarter result in fluctuations in fourth quarter earnings from year to year. See "Management's Discussion and Analysis of Financial of Condition and Results of Operations -- Seasonality."

OUR FAILURE, OR THE FAILURE OF OUR KEY SUPPLIERS OR LANDLORDS, TO ADDRESS INFORMATION TECHNOLOGY ISSUES RELATED TO THE YEAR 2000 COULD ADVERSELY AFFECT OUR OPERATIONS.

         Our failure, or the failure of one or more of our key suppliers or landlords to, implement changes to our or their respective information technology ("IT") systems, so that they will recognize a year that begins with the digits "20" ("Year 2000") in a timely manner could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to service our debt obligations. Although we believe our systems will be timely compliant, we believe that the most likely worst case scenarios we face in the event that our or our suppliers' existing computers will not be Year 2000 compliant involve (1) the timeliness of our internal reporting and analysis of corporate information and the potential of temporarily supplementing our staff if we are required to rely, for a period of time, on manual information reporting and processing while remediation to one or more of our internal IT systems is effectuated, (2) the processing of our payroll and (3) our ability to maintain our traditional levels of revenues should we experience temporary supply shortages of food, soft drink mixes and paper products if we or our distributors experience IT or non-IT Year 2000 problems or should the landlords of our restaurants experience non-IT issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                          THE GOING PRIVATE TRANSACTION

         On September  28, 1999,  Mario  Sbarro,  Joseph  Sbarro,  Joseph Sbarro
(1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1994 for the benefit of Carmela Sbarro and her descendants, became the holders of all of our common stock pursuant to an Amended and Restated Agreement and Plan of Merger dated as of January 19,1999 among us, Sbarro Merger LLC and such holders. We refer to the persons who became the owners of all of our common stock as the "Continuing Shareholders."

         Pursuant to the terms of the merger agreement, Sbarro Merger LLC merged with and into us, and our shareholders, other than the Continuing Shareholders and Sbarro Merger LLC received the right to receive $28.85 in cash in exchange for the approximately 13.5 million shares of our common stock not owned by the Continuing Shareholders, and all outstanding stock options, including stock options held by Continuing Shareholders, were terminated in exchange for a cash payment equal to the number of shares subject to the stock option multiplied by the excess, if any, of $28.85 over the applicable option exercise price.

         We needed approximately $411.0 million to consummate the Merger and pay related fees and expenses. We obtained such funds from:

         .        $159.8 million our cash on hand; and

         .        the $251.2  million in gross  proceeds  from the Private  Debt
                  Offering.

         Contemporaneously with the consummation of the Merger and the Private Debt Offering, we also entered into our new $30.0 million credit facility to help ensure that we will have adequate working capital in the future. We refer to the Merger, the Private Debt Offering and our credit facility as the "Transaction."

                                 USE OF PROCEEDS

         We received net proceeds from the sale of the Old Notes of approximately $242.2 million. We will not receive any proceeds from the Exchange Offer. The net proceeds from the sale of the Old Notes in the Private Debt Offering were used to finance the Merger and pay related fees and expenses. See "The Going Private Transaction."

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

         Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), we are offering to exchange the New Notes for Old Notes that are properly tendered on or before the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on ________, 1999; provided, however, that if we, in our sole discretion, have extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

         As of the date of this Prospectus, $255.0 million aggregate principal amount at maturity of the Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about ____________, 1999, to all holders of Old Notes known to us. Our obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "-- Conditions of the Exchange Offer" below.

         We expressly reserve the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer.

         Old Notes tendered in the Exchange Offer must be in denominations of principal amount at maturity of $1,000 and any integral multiple thereof.

         We expressly reserve the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Conditions of the Exchange Offer." We will give prompt written or oral notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes. In the case of any extension, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

RESALE OF NEW NOTES

         Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, including "Shearman & Sterling" (available July 2, 1993), "K-III Communications Corporation" (available May 14,
1993), "Warnaco, Inc." (available October 11, 1991), "Morgan Stanley & Co. Incorporated" (available June 5, 1991), "Mary Kay Cosmetics, Inc." (available June 5, 1991) and "Exxon Capital Holdings Corporation" (available May 13, 1988), we believe that you (unless you are a broker-dealer or an "affiliate" of the Company or the Guarantors within the meaning of Rule 405 under the Securities
Act) may offer for resale, resell and otherwise transfer the New Notes that we issue pursuant to the Exchange Offer in exchange for Old Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that

         . you acquire the New Notes in the ordinary course of your business,

         . you have no arrangement or understanding with any person to participate in the distribution of the New Notes, and

         . you are not engaged in, and do not intend to engage in, a distribution of such New Notes.

         Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. We have agreed that for the period of time set forth in "Plan of Distribution," we will make this Prospectus available to any broker-dealer in connection with any such resale. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         We do not intend to request the SEC to consider, and the SEC has not considered, the Exchange Offer in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as it has in such other circumstances. By properly completing a Letter of Transmittal when you tender Old Notes for New Notes, you will represent to us, that

         . you are not an affiliate (as defined in Rule 405 under the Securities Act) of ours.

         . you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes and if you are not a broker-dealer, neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes within the meaning of the Securities Act and

         . you are acquiring the New Notes in the ordinary course of your business, whether or not you are the beneficial owner,

         In the event that you cannot make the requisite representations to us, you cannot rely on the interpretations by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction must be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. This Prospectus may be used for an offer to resell, resale or other transfer of New Notes only as specifically set forth under "Plan of Distribution."

INTEREST ON THE NEW NOTES

         The New Notes will bear interest at 11% per annum. Interest on the New Notes will be payable semi-annually, in arrears, on September 15 and March 15 of each year, commencing on March 15, 2000. Holders of New Notes will receive interest on March 15, 2000 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the most recent date to which interest has been paid to the date of exchange thereof for New Notes or, if no interest payment has been made on the Old Notes, From September 28, 1999. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

PROCEDURES FOR TENDERING OLD NOTES

         The tender of Old Notes by a holder thereof as set forth below and the acceptance thereof by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal or (in the case of a book-entry transfer) an Agent's Message (as defined below) in lieu of the Letter of Transmittal, to Firstar Bank, N.A., as the "Exchange Agent," at the address set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either

         . certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or

         . a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date with the Letter of Transmittal or an Agent's Message in lieu of such Letter of Transmittal, or

         . the holder must comply with the guaranteed delivery procedures described below.

         "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant that the tendering participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce the Letter of Transmittal against the participant. THE METHOD OF DELIVERY OF OLD NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US.

         Signatures on a Letter of Transmittal or a notice of withdrawal must be guaranteed unless the Old Notes surrendered for exchange pursuant to a Letter of Transmittal are tendered (1) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (2) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, are required to be guaranteed, the guarantee must be by (collectively, "Eligible Institutions") a

         .        firm  that  is  a  member  of  the  National   Association  of
                  Securities Dealers, Inc.,

         . a commercial bank or trust company having an office or correspondent in the United States or

         . an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act.

         If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or accompanied by a duly executed written instrument or instruments of transfer, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, in each case, with the signature thereon guaranteed by an Eligible Institution.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Letters of Transmittal and Old Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular Old Note not properly tendered or not accept any particular Old Note which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular tender either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular either before or after the Expiration Date (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within a reasonable period of time that we shall determine. Neither we nor the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

         If the Letter of Transmittal is signed by a person or persons other than the registered holders or holders of Old Notes, the Old Notes must be endorsed or accompanied by powers of attorney, in either case signed by the registered holder or holders exactly as the name or names of the registered holder or holders appear on the Old Notes.

         If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the signer should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of the signer's authority to act must be submitted with the Letter of Transmittal.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

         Upon satisfaction or waiver of the unsatisfied conditions to the Exchange Offer, we will accept, promptly after the Expiration Date, Old Notes properly tendered and will issue the New Notes that you exchange for the accepted Old Notes promptly after acceptance of the Old Notes. See "-- Conditions of the Exchange Offer" below. For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if we have given oral or written notice of acceptance to the Exchange Agent, with written confirmation of any oral notice to be given promptly.

         For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note.

         In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of

         . certificates for those Old Notes or a timely Book-Entry Confirmation of those Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility,

         . a properly completed and duly executed Letter of Transmittal or, instead, an Agent's Message and

         .        all other required documents.

         If any tendered Old Notes are not accepted for any reason or if Old Notes are submitted for a greater principal amount than the holder wishes to exchange, the unaccepted or non-exchange Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, the unaccepted or non-exchanged Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

         The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. The participant using the Book-Entry Transfer Facility's procedures for transfer should transmit its acceptance to the Book-Entry Transfer Facility on or prior to the Expiration Date or comply with the guaranteed delivery procedures described below. The Book-Entry Transfer Facility will verify the participant's acceptance, execute a book-entry transfer of the tendered Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility and then send to the Exchange Agent confirmation of such book-entry transfer, including the Agent's Message confirming that the Book-Entry Transfer Facility has received an express acknowledgment from the participant that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against the participant. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or there must be compliance with the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

         If a holder of Old Notes desires to tender Old Notes and the Old Notes being tendered are not immediately available, or time will not permit the holder's Old Notes, the Letter of Transmittal or any other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for delivery by book-entry transfer cannot be completed on a timely basis, a tender may be effected if

         .        the tender is made through an Eligible Institution,

         . prior to the Expiration Date, the Exchange Agent received from the Eligible Institution a Notice of Guaranteed Delivery,
                  substantially in the form provided by the Company (by hand, overnight courier, mail or facsimile transmission to the Exchange Agent), setting forth the name and address of the holder of the Old Notes and the amount of Old Notes tendered, stating that the tender is being made by sending the Notice of Guaranteed Delivery and guaranteeing that within three New
                  York Stock Exchange ("NYSE") trading days after the date of the execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed appropriate Letter of Transmittal (or facsimile of the Letter of Transmittal or, instead, Agent's Message) with any required signature guarantees and any other required documents, will be deposited by the Eligible Institution with the Exchange Agent, and


         . the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or, instead, Agent's Message) with any required signature guarantees and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

         Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must

         . specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"),

         .        identify  the  Old  Notes  to  be  withdrawn   (including  the
                  certificate number or numbers and principal amount at maturity of such Old Notes),

         . contain a statement that the holder is withdrawing its election to have the Old Notes exchanged,

         . be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer to have the trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender and

         . specify the name in which such Old Notes are registered, if different from that of the depositor.

         If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of the Book Entry Transfer Facility. All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer and no New Notes will be issued with respect to the withdrawn Old Notes unless the Old Notes so withdrawn are, as described below, timely and validly retendered. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder without cost to the holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, the Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may retendered by following the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.


CONDITIONS OF THE EXCHANGE OFFER

         The Exchange Offer is not conditioned upon any minimum principal amount at maturity of the Old Notes being tendered for exchange. However, notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Old Notes for exchange, if:

         . any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our sole judgment, might materially impair our ability to proceed with the Exchange Offer;

         . any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC, which, in our sole judgment, might materially impair our ability to proceed with the Exchange Offer; or

         . any governmental approval has not been obtained, if, in our sole discretion, we deem that approval necessary for the consummation of the Exchange Offer as contemplated hereby.

         If we determine, in our sole discretion, that any of these conditions are not satisfied, we may

         . refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders,

         . extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered Old Notes to withdraw their tendered Old Notes, or

         . waive unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver or that right, and each right shall be deemed an ongoing right which may be asserted by us at any time and from time to time.

         In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

EXCHANGE AGENT

         Firstar Bank, N.A. has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the applicable address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:


     By Hand, Overnight Courier or                Facsimile Transmission
     Registered or Certified Mail:             (Eligible Institutions Only):
           Firstar Bank, N.A.                         (651) 229-6415
       Corporate Trust Department
   101 East Fifth Street, 12th Floor              To Confirm by Telephone
       St. Paul, Minnesota 55101                 or for Information Call:
         Attn: Frank P. Leslie                        (651) 229-2600

                  --------------------------------------------


         DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

         We will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. However, we will pay the Exchange Agent's reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection its services.

         We will pay the cash expenses incurred by us in connection with our performance and completion of the Exchange Offer. These expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs and related fees and expenses.

TRANSFER TAXES

         Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes. If, however,

         . certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered hereby, or

         . if tendered Old Notes are registered in the name of any person other than the person signing this Letter of Transmittal, or

         . if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer,

then the amount of any transfer taxes (whether imposed on the registered holder or on any other persons) will be payable by the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

         Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer of the Old Notes and the restrictions on transfer of the Old Notes arising as a consequence of the issuance of the Old

Notes  pursuant  to  exemptions  from  the  registration   requirements  of  the
Securities Act and applicable state securities laws. Accordingly, such Old Notes may be resold only


         .        to the Company (upon redemption thereof or otherwise),

         . pursuant to an effective registration statement under the Securities Act,

         . so long as the old Notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, or

         . pursuant to another available exemption from the registration requirements of the Securities Act,

         . in each case in accordance with any applicable securities laws of any state of the United States.

         Upon consummation of the Exchange Offer, holders of Old Notes will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances. See " Description of Notes --Exchange Offer; Registration Rights." We do not currently anticipate that we will register under the Securities Act the resale of any Old Notes that remain outstanding after consummation of the Exchange Offer (subject to the limited circumstances in the Registration Right Agreement, if applicable).

         Holders of the Old and New Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the Indenture.

ACCOUNTING TREATMENT

         The New Notes will be recorded at the same carrying value as the Old Notes as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us.

                                 CAPITALIZATION

         The following table sets forth our capitalization at July 18, 1999 on an actual and as adjusted basis to give effect to the Transaction. This table should be read in conjunction with "Selected Consolidated Historical Financial Data," "Unaudited Consolidated Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited Consolidated Financial Statements and notes thereto for the year ended January 3, 1999 and our unaudited Consolidated Financial Statements and notes thereto for the twenty-eight weeks ended July 18, 1999, included elsewhere in this Prospectus.

                                                                                 AS OF JULY 18, 1999
                                                                              -------------------------
                                                                               ACTUAL       AS ADJUSTED
                                                                                (DOLLARS IN THOUSANDS)

Cash and cash equivalents.............................................       $  152,907     $      6,907
                                                                             ==========     ============
Long-term debt (including current portion):
  Existing total debt.................................................       $       --     $         --
  Credit Facility(1)..................................................               --           13,789
  11% Senior Notes due 2009, net(2)...................................               --          251,211
                                                                             ----------     ------------
       Total long-term debt...........................................               --          265,000
Shareholders' equity..................................................          270,489           99,224
                                                                             ----------     ------------
          Total capitalization........................................       $  270,489     $    364,224

---------------

(1) We have entered into a credit agreement with European American Bank with respect to our $30.0 million credit facility. As of November 1, 1999, we had undrawn availability under our credit facility of approximately $28.2 million (net of outstanding letters of credit and certain guarantees of reimbursement obligations that currently aggregate approximately $1.8 million), subject to our satisfaction of certain conditions. See "Description of Credit Facility." The Transaction actually closed on September 28, 1999. Our cash on hand increased between July 18, 1999 and September 28, 1999. Therefore, we were able to use additional cash, rather than borrowings under our credit facility, to consummate the Transaction. The "As Adjusted" presentation set forth above gives effect to borrowings under our credit facility that we would have needed to consummate the Transaction on July 18, 1999 but that we did not need to make (and did not make) upon actual consummation of the Transaction because of the increase in our cash on hand between July 18, 1999 and September 28, 1999. See "The Going Private Transaction."

(2) The New Notes are recorded at a discount of approximately $3.8 million to the face amount to reflect the original issue discount on the Old Notes.

                 UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

         The following unaudited consolidated pro forma financial data have been derived from our historical financial statements. The unaudited consolidated pro forma balance sheet gives effect to the Transaction as if it had occurred on July 18, 1999. The unaudited consolidated pro forma income statements for the year ended January 3, 1999, twenty-eight weeks ended July 18, 1999 and the twelve months ended July 18, 1999 give effect to the Transaction as if it had occurred at the beginning of each period presented. The Transaction actually closed on September 28, 1999. Our cash on hand increased between July 18, 1999 and September 28, 1999. Therefore, we were able to use additional cash, rather than borrowings under our credit facility, to consummate the Transaction. The unaudited consolidated pro forma financial data give effect to borrowings under our credit facility that we would have needed to consummate the Transaction on July 18, 1999 but that we did not need to make (and did not make) upon actual consummation of the Transaction because of the increase in our cash on hand between July 18, 1999 and September 28, 1999. See "The Going Private Transaction."

         The unaudited consolidated pro forma financial data should be read in conjunction with "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited Consolidated Financial Statements and notes thereto for the year ended January 3, 1999 and our unaudited Consolidated Financial Statements and notes thereto for the twenty-eight weeks ended July 18, 1999, included elsewhere in this Prospectus.

         The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the unaudited consolidated pro forma financial statements. The unaudited consolidated pro forma financial data do not purport to represent what our results of operations or financial position would have been had the Transaction occurred on the dates indicated, or to project our results of operations or financial position for any future period or date, nor does it give effect to any matters other than those described in the notes thereto. The Merger was accounted for as a purchase for financial accounting purposes.

         The unaudited consolidated pro forma financial data presented herein do not reflect our current intention to elect to be taxed under the provisions of Subchapter S of the Code and, where applicable and permitted, under similar state and local income tax provisions, beginning as early as fiscal 2000. At the time of our S corporation election, our deferred income taxes will be eliminated or reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- After the Transaction" and "Certain Relationships and Related Transactions."

         All amounts set forth below reflect the unaudited consolidated financial data of the Company, including certain subsidiaries that will initially be designated as Unrestricted Subsidiaries under the Indenture and that will not guarantee our obligations under the New Notes.

                                  SBARRO, INC.

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                  JULY 18, 1999

                                                                                         TRANSACTION
                                                                     HISTORICAL          ADJUSTMENTS           PRO FORMA
                                                                     ---------           -----------           ---------
                                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...............................       $        152,907    $       (146,000)(a)   $      6,907
  Receivables.............................................                  3,542                  --              3,542
  Inventories.............................................                  2,882                  --              2,882
  Prepaid expenses........................................                  5,114                  --              5,114
                                                                 ----------------    ----------------       ------------
          Total current assets............................                164,445            (146,000)            18,445
Property and equipment, net...............................                138,397                  --            138,397
Excess purchase price over cost basis.....................                     --             224,835(b)         224,835
Deferred financing fees and transaction costs.............                     --              14,900(c)          14,900
Other assets, net.........................................                  8,902                  --              8,902
                                                                 ----------------    ----------------       ------------
                                                                 $        311,744    $         93,735       $    405,479
                                                                 ================    ================       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................       $          7,512    $             --       $      7,512
  Accrued expenses........................................                 24,786                  --             24,786
  Income taxes............................................                     75                  --                 75
                                                                 ----------------    ----------------       ------------
          Total current liabilities.......................                 32,373                  --             32,373
Long-term debt............................................                     --             265,000(d)         265,000
Deferred income taxes.....................................                  8,882                  --              8,882
Commitments and contingencies
Shareholders' equity......................................                270,489            (171,265)(e)         99,224
                                                                 ----------------    ----------------       ------------
                                                                 $        311,744    $         93,735       $    405,479
                                                                 ================    ================       ============

          See notes to unaudited consolidated pro forma financial data




                                  SBARRO, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                           YEAR ENDED JANUARY 3, 1999

                                                                                       TRANSACTION
                                                               HISTORICAL              ADJUSTMENTS         PRO FORMA
                                                               ---------        ----------------------     ----------
                                                                                (DOLLARS IN THOUSANDS)

Revenues:
  Restaurant sales........................................      $       361,534    $              --       $     361,534
  Franchise related income................................                8,578                   --               8,578
  Interest income.........................................                5,120               (5,120)(a)              --
                                                                ---------------    -----------------       -------------
          Total revenues..................................              375,232               (5,120)            370,112
                                                                ---------------    -----------------       -------------
Costs and expenses:
  Cost of food and paper products.........................               76,572                   --              76,572
  Restaurant operating expenses:
     Payroll and other employee benefits..................               93,367                   --              93,367
     Occupancy and other..................................              101,013                   --             101,013
Depreciation and amortization.............................               22,429                7,495(b)           29,924
General and administrative................................               19,708                   --              19,708
Interest expense..........................................                   --               28,650(c)           30,519
                                                                                               1,490(d)
                                                                                                 379(e)
Provision for unit closings...............................                2,515                   --               2,515
Non-recurring charges.....................................                5,605                   --               5,605
Other income..............................................               (2,680)                  --              (2,680)
                                                                ---------------                            -------------
          Total costs and expenses........................              318,529               38,014             356,543
                                                                ---------------    -----------------       -------------
Income before income taxes and cumulative effect of
  change in method of accounting..........................               56,703              (43,134)             13,569
Income taxes..............................................               21,547              (13,121)(f)           8,426
                                                                ---------------    -----------------       -------------
Income before cumulative change in method of
  accounting..............................................               35,156              (30,013)              5,143
Cumulative effect of change in method of accounting for
  start-up costs..........................................                 (822)                  27(f)             (795)
                                                                ---------------    -----------------        ------------
Net income................................................      $        34,334    $         (29,986)       $      4,348
                                                                ===============    =================        =============

          See notes to unaudited consolidated pro forma financial data

                                  SBARRO, INC.

            UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                     TWENTY-EIGHT WEEKS ENDED JULY 18, 1999

                                                                                      TRANSACTION
                                                               HISTORICAL             ADJUSTMENTS        PRO FORMA
                                                               ---------        ----------------------   ---------
                                                                                (DOLLARS IN THOUSANDS)
Revenues:
  Restaurant sales........................................      $      179,051     $            --       $   179,051
  Franchise related income................................               4,332                  --             4,332
  Interest income.........................................               2,624             (2,624)(a)             --
                                                                --------------       ------------        -----------
          Total revenues..................................             186,007              (2,624)          183,383
                                                                --------------       -------------       -----------
Costs and expenses:
  Cost of food and paper products.........................              36,981                  --            36,981
  Restaurant operating expenses:
     Payroll and other employee benefits..................              49,575                  --            49,575
     Occupancy and other..................................              56,205                  --            56,205
Depreciation and amortization.............................              12,278               4,036(b)         16,314
General and administrative................................              12,339                  --            12,339
Interest expense..........................................                  --              15,427(c)         16,433
                                                                                               802(d)
                                                                                               204(e)
Other income..............................................              (2,574)                 --            (2,574)
                                                                --------------       -------------       -----------
          Total costs and expenses........................             164,804              20,469           185,273
                                                                --------------       -------------       -----------
Income (loss) before income taxes.........................              21,203             (23,093)           (1,890)
Income taxes..............................................               8,057              (7,199)(f)           858
                                                                --------------       -------------       -----------
Net income (loss).........................................      $       13,146       $     (15,894)      $    (2,748)
                                                                ==============       =============       ===========

          See notes to unaudited consolidated pro forma financial data

                                  SBARRO, INC.

            NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA


1.       UNAUDITED PRO FORMA BALANCE SHEET ADJUSTMENTS:

         We have made the following pro forma adjustments to arrive at our pro forma consolidated balance sheet as of July 18, 1999:

         (a)      Represents cash on hand used as consideration in the Merger.
         (b) Represents the excess of the purchase price over the fair value of net assets acquired arising as a result of the Merger. The adjustments are based on presently available information and on certain assumptions that we believe are reasonable; however, actual recording of the Merger will be based upon appraisals, evaluations and estimates of fair values.
         (c) Represents deferred financing and other costs associated with the Merger.
         (d) Represents initial borrowings under our credit facility had the Transaction been consummated at July 18, 1999 and issuance of the Notes. The Notes are recorded at a discount of approximately $3.8 million to the face amount to reflect the original issue discount on the Notes.
         (e) Represents the elimination of the Public Shareholders' proportionate share of shareholders' equity.

2.       UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS:

         We have made the following pro forma adjustments to arrive at our pro forma consolidated statements of operations:

         (a) Represents elimination of interest income due to $146.0 million of cash on hand used as consideration in the Merger.
         (b) Represents amortization of the excess of the purchase price over the fair value of net assets acquired arising as a result of the Merger. The adjustments are based on presently available information and on certain assumptions that we believe are reasonable; however, actual recording of the Merger will be based upon appraisals, evaluations and estimates of fair values.
         (c) Represents cash interest expense as a result of the issuance of the Notes and borrowings of $13.8 million under our credit facility had the Transaction been consummated at July 18, 1999.
         (d) Represents amortization of deferred financing and transaction costs over the life of the Notes.
         (e) Represents amortization of original issue discount over the life of the Notes.
         (f) Reflects adjustments to our income tax provision and effective tax rate as a result of the Transaction. Our effective tax rate after the Merger will be higher than our historical effective tax rate primarily due to the non-deductible amortization of the excess of the purchase price over the fair value of net assets acquired arising as a result of the Merger. The adjustments are based on presently available information and on certain assumptions that we believe are reasonable; however, actual recording of the Merger will be based upon appraisals, evaluations and estimates of fair values.

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

         The following table presents our selected consolidated historical income statement data, other financial data and balance sheet data for the periods and the dates indicated. Unless otherwise indicated, all amounts and ratios set forth below reflect our consolidated financial results, including certain subsidiaries that will initially be designated as Unrestricted Subsidiaries under the Indenture and that will not guarantee our obligations under the Notes. The selected consolidated historical financial data presented below for fiscal years 1996 through 1998 were derived from, and are qualified by reference to, our audited consolidated financial statements and notes thereto, which are included elsewhere in this Prospectus. The selected consolidated historical financial data presented below for fiscal years 1994 and 1995 were derived from, and are qualified by reference to, our audited consolidated financial statements and notes thereto, which are not included elsewhere herein. The selected consolidated historical financial data for the periods ended July 12, 1998 and July 18, 1999 were derived from, and are qualified by reference to, our unaudited consolidated financial statements and notes thereto, which are included elsewhere in this Prospectus. The unaudited consolidated historical financial statements include all adjustments (consisting only of normal recurring adjustments) that in the opinion of our management are necessary for a fair presentation of our financial position and results of operations for these interim periods. Historical operating results of such interim periods are not necessarily indicative of results that may be expected for the full year, particularly since our earnings and EBITDA have been highest in the fourth fiscal quarter due primarily to increased volume in shopping malls during the holiday shopping season. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited Consolidated Financial Statements and notes thereto for the year ended January 3, 1999 and our unaudited Consolidated Financial Statements and notes thereto for the twenty-eight weeks ended July 18, 1999, included elsewhere herein.

                                                                                                            TWENTY-EIGHT WEEKS
                                                                    FISCAL YEAR                                    ENDED
                                                                    ----------                              ------------------
                                                                                                           JULY 18,     JULY 12,
                                             1998(1)       1997         1996        1995         1994        1999         1998
                                             -------       ----         ----        ----         ----      --------     -------
                                                                           (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales......................    $ 361,534   $ 337,723    $ 319,315   $ 310,132    $ 288,808   $ 179,051    $ 174,028
  Franchise related income..............        8,578       7,360        6,375       5,942        5,234       4,332        4,154
  Interest income.......................        5,120       4,352        3,798       3,081        1,949       2,624        2,545
                                            ---------   ---------    ---------   ---------    ---------   ---------    ---------
                                              375,232     349,435      329,488     319,155      295,991     186,007      180,727
Costs and expenses:
  Costs of food and paper products......       76,572      69,469       68,668      67,361       61,877      36,981       36,423
  Restaurant operating expenses:
    Payroll and other employee benefits.       93,367      84,910       78,258      78,342       70,849      49,575       46,899
    Occupancy and other.................      101,013      93,528       85,577      84,371       76,353      56,205       52,985
  Depreciation and amortization.........       22,429      23,922       22,910      23,630       21,674      12,278       11,725
  General and administrative............       19,708      17,762       14,940      16,089       13,319      12,339       10,367
  Provision for unit closings(2)........        2,515       3,300           --      16,400           --          --        1,525
  Terminated transaction costs(3).......          986          --           --          --           --          --          986
  Litigation settlement and related
    costs(4)............................        3,544          --           --          --           --          --           --
  Loss on sale of land to be sold(5)....        1,075          --           --          --           --          --           --
  Other income..........................       (2,680)     (1,653)      (1,171)     (1,359)      (1,351)     (2,574)      (1,259)
                                            ---------   ---------    ---------   ---------    ---------   ---------    ---------
         Total costs and expenses.......      318,529     291,238      269,182     284,834      242,721     164,804      159,651
Income before income taxes and cumulative
  effect of change in method of accounting     56,703      58,197       60,306      34,321       53,270      21,203       21,076
Income taxes(6).........................       21,547      22,115       22,916      13,042       20,244       8,057        8,009
                                            ---------   ---------    ---------   ---------    ---------   ---------    ---------
Income before  cumulative effect of change
in method of accounting..................      35,156      36,082       37,390      21,279       33,026      13,146       13,067

Cumulative effect of change in method of
  accounting for start-up costs.........         (822)         --           --          --           --          --         (822)
                                            ---------    --------      -------   ---------    ---------   ---------    ---------
Net income..............................    $  34,334   $  36,082      $37,390   $  21,279      $33,026   $  13,146    $  12,245
                                            =========   =========    =========   =========    =========   =========    =========

                                                                                                            TWENTY-EIGHT WEEKS
                                                                    FISCAL YEAR                                    ENDED
                                                                                                           JULY 18,     JULY 12,
                                             1998(1)       1997         1996        1995         1994        1999         1998
                                             -------       ----         ----        ----         ----        ----         ----
                                                                           (DOLLARS IN THOUSANDS)
OTHER FINANCIAL AND RESTAURANT DATA:
EBITDA(7)...............................    $   74,012   $  77,767   $  79,418    $  54,870   $  72,995    $  30,859   $  30,256
Adjusted EBITDA(7)......................        82,132      81,067      79,418       71,270      72,995       30,857      32,767
EBITDA margin(7)........................          20.0%      22.5%       24.4%       17.4%        24.8%         16.8%      17.0%
Adjusted EBITDA margin(7)...............          22.2%      23.5%       24.4%       22.5%        24.8%         16.8%      18.4%
Capital expenditures(8).................    $   27,717   $  28,556   $  25,928    $  17,513   $  32,058        12,746  $  15,760
Ratio of earnings to fixed charges(9)...           3.9x        4.2x        4.6x         3.1x        4.7x         2.9x        3.1x
 Net cash provided by operating
  activities............................    $   54,204   $  61,026   $  54,009    $  54,580   $  54,401    $1 14,755   $  14,925
 Net cash provided by (used in) investing
  activities............................       (20,165)    (26,022)    (25,662)      11,139     (33,407)     (12,746)    (15,760)
 Net cash provided by (used in) financing
  activities............................        (3,377)    (20,012)    (17,030)     (14,580)    (11,937)         426      (3,448)
 Number of restaurants at end of period:
  Company-owned.........................           630         623         597          571         567          634         626
  Franchised............................           268         239         219          200         162          274         247
                                            ----------   ---------   ---------    ---------   ---------    ---------   ---------
         Total number of restaurants....           898         862         816          771         729          908         873
                                            ==========   =========   =========    =========   =========    =========   =========
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets............................    $  303,168   $ 278,649   $ 258,659    $ 242,730   $ 232,051    $ 311,744   $ 278,255
Working capital.........................       121,380      88,006      73,619       57,645      43,271      132,072     101,145
Total debt..............................            --          --          --           --          --           --          --
Shareholders' equity....................       256,917    220,439      205,200      185,666     179,580      270,489     234,757

-----------------
(1) Our fiscal year ends on the Sunday nearest December 31. Our 1998 fiscal year ended January 3, 1999 and contained 53 weeks. All other fiscal years presented contained 52 weeks. Accordingly, the 1998 fiscal year benefited from one additional week of operations over the prior reported fiscal years. The additional week contributed revenues, EBITDA and net income of approximately $8.5 million, $2.7 million and $1.7 million, respectively.
(2) Represents provisions of (a) $16.4 million for the closing of approximately 40 under-performing restaurants in 1995, (b) $3.3 million for the closing of two joint venture units in 1997 and (c) $2.5 million for the closing of 20 restaurants in 1998.
(3) Represents a charge for costs associated with the termination of a prior merger proposal by the Sbarro Family.
(4)      Represents a charge in connection with the settlement of a lawsuit.
(5) Represents a write down of the carrying cost on a parcel of Company-owned land.
(6) We currently intend to elect to be taxed under the provisions of Subchapter S of the Code and, where applicable and permitted, under similar state and local income tax provisions beginning as early as fiscal 2000. See "Unaudited Consolidated Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- After the Transaction" and "Certain Relationships and Related Transactions."
(7) EBITDA represents earnings before cumulative effect of change in accounting method, interest income, interest expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA plus provisions for unit closings and non-recurring charges. EBITDA margin represents EBITDA divided by the sum of restaurant sales and franchise related income. Adjusted EBITDA margin represents Adjusted EBITDA divided by the sum of restaurant sales and franchise related income. EBITDA and Adjusted EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operations or other cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Rather, EBITDA and Adjusted EBITDA are presented because they are widely accepted supplemental financial measures, and we believe that they provide relevant and useful information. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies, since all companies do not calculate these non-GAAP measures in the same manner. Our EBITDA and Adjusted EBITDA calculations are not intended to represent cash provided by (used in) operating activities since they do not include interest and taxes and changes in operating assets and liabilities, nor are they intended to represent a net increase in cash since they do not include cash provided by (used in) investing and financing activities.
(8) Included in fiscal 1994, fiscal 1995, fiscal 1996, fiscal 1997, fiscal 1998 and the twenty-eight weeks ended July 12, 1998 and July 18, 1999 are $6.0 million, $0.4 million, $4.2 million, $5.0 million, $4.8 million, $3.5 million and $0.4 million, respectively, related to construction of the Company's headquarters.
(9) The ratio of earnings to fixed charges has been determined by dividing the total fixed charges into the sum of earnings before taxes on income and fixed charges. Fixed charges consist of interest expense and one-third of rental expense (deemed to be a reasonable approximation of the interest factor).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, the notes thereto and other data and information appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

         The Company's fiscal year ends on the Sunday nearest to December 31. The fiscal year which ended on January 3, 1999 contained 53 weeks, while all other reported fiscal years contained 52 weeks. As a result, the 1998 fiscal year benefitted from one additional week of operations over the prior reported fiscal years, with its year ending on January 3, 1999 as opposed to December 28, 1998. The additional week in fiscal 1998 produced revenues of $8.5 million, net income of $1.7 million and basic and diluted earnings per share of $0.08.

         TWENTY-EIGHT WEEKS ENDED JULY 18, 1999

         Restaurant sales from Company-owned and consolidated joint venture units increased 2.9% to $179.1 million for the twenty-eight weeks ended July 18, 1999 from $174.0 million for the twenty-eight weeks ended July 12, 1998. The increase resulted from a higher number of units in operation in the current fiscal period than the comparable period in 1998 and selective menu price increases of approximately 1.4% and 0.7% at Company-owned units which became effective in September 1998 and February 1998, respectively. During the period, comparable unit sales increased 0.9% to $167.8 million, primarily as a result of the menu price increases. Comparable restaurant sales are made up of sales at locations that were open during the entire current period and entire prior fiscal year.

         Franchise related income increased 4.3% to $4.3 million for the twenty-eight weeks ended July 18, 1999 from $4.2 million for the twenty-eight weeks ended July 12, 1998. This increase resulted primarily from greater continuing royalties due to a higher number of franchise units in operation in the current year period than in the comparable period in 1998.

         Interest income increased to $2.6 million for the twenty-eight weeks ended July 18, 1999 from $2.5 million for the twenty-eight weeks ended July 12, 1998. This increase was due to higher cash balances being invested in the current year period than in the prior year period, partially offset by lower interest rates in the first part of the year and shorter investment maturities in the 1999 period as compared to the 1998 period.

         Cost of food and paper products as a percentage of restaurant sales was 20.7% for the twenty-eight weeks ended July 18, 1999 as compared to 20.9% for the twenty-eight weeks ended July 12, 1998. Cheese prices, which fluctuate throughout the year, were slightly lower during the first 28 weeks of 1999 as compared to the related 1998 period. After the end of the second quarter, cheese prices increased to levels that are higher than cheese prices for the comparable period in fiscal 1998.

         Restaurant operating expenses -- payroll and other benefits increased to 27.7% of restaurant sales for the twenty-eight weeks of fiscal 1999 from 26.9% for the twenty-eight weeks ended July 18, 1998. The increase was primarily due to the tight labor market, resulting in pressures on wages and salaries and associated increases in amounts paid for payroll taxes.

         Restaurant operating expenses -- occupancy and other expenses increased to 31.4% of restaurant sales for the twenty-eight weeks ended July 18, 1999 from 30.5% of restaurant sales for the twenty-eight weeks ended July 12, 1998. This increase is attributable principally to rent and other occupancy related costs increasing at a higher rate than restaurant sales.

         Depreciation and amortization expense increased by $0.6 million for the twenty-eight weeks ended July 18, 1999 over the same period in 1998 primarily as a result of the Company's new headquarters building being completed in the fourth quarter of fiscal 1998.

         General and administrative expenses were $12.3 million, or 6.6% of total revenues, for the first twenty-eight weeks of fiscal 1999, compared to $10.4 million, or 5.7% of total revenues, for the comparable period in fiscal 1998. The increase was primarily due to higher payroll costs and costs associated with the administration of additional Company-owned restaurants and joint venture start-up operations, increases in various field training and human resources functions and increased costs associated with expansion into our recently completed corporate headquarters.

         The provision for unit closings of $1.5 million ($0.9 million after tax or $0.05 after tax basic and diluted earnings per share) in the twelve weeks ended July 12, 1998 related to a reserve established for the closing of certain Company-owned units.

         Terminated transaction costs of $1.0 million ($0.6 million after tax or $0.03 after tax basic and diluted earnings per share) in the twelve weeks ended July 12, 1998 related to costs associated with the termination of the original proposal by the Sbarro Family to acquire all shares of the Company not owned by them.

         Other income increased by $1.3 million to $2.6 million in the twenty-eight weeks ended July 18, 1999, compared to the twenty-eight weeks ended July 12, 1998, primarily as a result of increased incentives from suppliers and income, net of expenses, generated from the leasing of a significant portion of our corporate headquarters building to third parties.

         The effective income tax rate was 38.0% for both the twenty-eight weeks ended July 18, 1999 and July 12, 1998.

         The cumulative effect of the change in method of accounting in fiscal 1998 resulted from our implementation of the Statement of Position ("SOP") 98-5 of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants which required companies that had capitalized pre-opening and similar costs to write off all such existing costs, net of tax benefit, as a "cumulative effect of accounting change" and to expense all such costs as incurred in the future. In accordance with its early application provisions, we implemented SOP 98-5 as of the beginning of our 1998 fiscal year and incurred a one-time charge of $0.8 million ($0.04 basic and diluted earnings per share), net of an income tax benefit of $0.5 million, to write off all start-up costs existing as of the beginning of that year. The Company had no such charges in the twenty-eight weeks ended July 18, 1999.

         FISCAL 1998 COMPARED TO FISCAL 1997

         Our 1998 fiscal year benefitted from one additional week of operations over the prior fiscal year. The additional week in fiscal 1998 produced revenues of $8.5 million, net income of $1.7 million and basic and diluted earnings per share of $0.08.

         Restaurant sales from Company-owned units and consolidated joint venture units increased 7.1% to $361.5 million from $337.7 million in 1997. The increases resulted primarily from a higher number of units in operation during the 1998 fiscal year, selective menu price increases of approximately 1.4% and 0.7% which became effective in September 1998 and February 1998, respectively, and sales generated in week 53 of the 1998 fiscal year. Comparable unit sales increased 1.6% to $322.4 million for the first 52 weeks of the 1998 fiscal year from $317.2 million in our 1997 fiscal year. Comparable restaurant sales are made up of sales at locations that were open during the entire current and prior fiscal years.


         Franchise related income increased 16.5% to $8.6 million in 1998 from $7.4 million in 1997. The increases resulted from greater continuing royalties due to a larger number of franchise units in operation in 1998, an increase in initial franchise and development fees due to opening more international franchise units in 1998 than in 1997 and royalties generated in week 53 of the 1998 fiscal year. During the year ended January 3, 1999, 13 units were closed by franchisees. These units did not produce material levels of sales and, consequently, did not generate material amounts of royalty income to us. In addition, we purchased one franchise unit.

         Interest income increased to $5.1 million in 1998 from $4.4 million in 1997. This increase was due to larger amounts of cash being invested in 1998 than in 1997 and the length of the 1998 fiscal year. Interest rates were comparable in both years.

         Cost of food and paper products, as a percentage of restaurant sales, increased to 21.2% in 1998 from 20.6% in 1997. Higher cheese prices during 1998 increased food costs by approximately $2.6 million or 0.7% of sales and was the primary cause of the increase. The increase occurred during the last three quarters of the fiscal year.

         Restaurant operating expenses -- payroll and other employee benefits increased to 25.8% of restaurant sales in 1998 from 25.1% of restaurant sales in 1997. This increase was attributable to the $1.2 million (or 0.3% of restaurant sales) payroll and other employee benefit component of start-up costs expensed as incurred during 1998 under SOP 98-5 implemented by us in the first quarter of fiscal 1998 (which expenses in prior years were capitalized and charged to amortization expense over a two year period). In addition, the effects of the federal minimum wage, which became effective in September 1997, a strong labor market and an increase in unemployment and other payroll taxes contributed to the increase.

         Restaurant operating expenses -- occupancy and other expenses increased to 27.9% in 1998 from 27.7% in 1997. The increase is attributable principally to such costs increasing at a rate faster than the increase in restaurant sales in 1998 from 1997.

         Depreciation and amortization expenses decreased to $22.4 million from $23.9 million principally as a result of the absence of amortization of previously capitalized start-up costs which, as discussed below, were fully written off as of the beginning of the year with the implementation of SOP 98-5. Had we not implemented SOP 98-5, we would have incurred amortization expenses of $1.2 million in 1998 for prior and current years' costs previously capitalized. The balance of the decrease relates to the absence of depreciation and amortization in 1998 on certain older units and also to the closing of certain Company-owned units, as discussed below.

         General and administrative expenses increased to $19.7 million or 5.3% of total revenues in 1998 from $17.8 million or 5.1% of revenues in 1997. The increases were due to higher costs associated with the administration of Company-owned restaurants and additional supervisory, administrative and travel expenses related to increased international franchising activities. In addition, $0.8 million (or 0.2% of revenues) of the increase was attributable to the general and administrative expense component of start-up costs incurred and expensed during 1998 under SOP 98-5 (which expenses in prior years would have been capitalized and charged to amortization expense over a two year period).

         Results for fiscal 1998 include one-time charges to operating income of $2.5 million before tax ($1.6 million or $0.08 basic and diluted earnings per share after tax) for the closing of 20 Company-owned restaurants and $1.0 million before tax ($0.6 million or $0.03 basic and diluted earnings per share after tax) for costs associated with the terminated negotiations of the initial proposal for our acquisition of all shares of our Common Stock not owned by the Sbarro Family. The fiscal year results also include a provision of $3.5 million before tax ($2.2 million or $0.11 basic and diluted earnings per share after tax) for costs associated with the settlement approved and finalized in December 1998 of a lawsuit under the Fair Labor Standards Act and a charge of $1.1 million before tax ($0.7 million or $0.03 basic and diluted earnings per share after tax) for the difference between the carrying cost and proposed selling price of a parcel of land being sold by us.

         Other income increased to $2.7 million in 1998 from $1.7 million in 1997 primarily as a result of increased incentives from suppliers.

         The effective income tax rate was 38.0% for fiscal 1998 and 1997.

         The cumulative effect of the change in method of accounting resulted from our implementation of SOP 98-5 which requires companies that have capitalized pre-opening and similar costs to write off all such existing costs, net of tax benefit, as a "cumulative effect of accounting change" and to expense all such costs as incurred in the future. In accordance with its early application provisions, we implemented SOP 98-5 as of the beginning of our 1998 fiscal year. In addition to on-going start up costs incurred and expensed during 1998 with respect to restaurant operating expenses -- payroll and other employee benefits and general and administrative expenses as discussed above, we incurred a one-time charge during 1998 of $0.8 million ($.04 basic and diluted earnings per share), net of an income tax benefit of $0.5 million, to write off all start-up costs existing as of the beginning of the year.

         FISCAL 1997 COMPARED TO FISCAL 1996

         Restaurant sales from Company-owned units and consolidated joint venture units increased 5.8% to $337.7 million in 1997 from $319.3 million in 1996. The increase resulted from a higher number of units in operation in fiscal 1997 and the effect of a full year of selective menu price increases of approximately 0.5% and 1%, which became effective in mid April 1996 and mid July 1996 offset, in part, by a decrease in comparable unit sales of 0.4%. Comparable unit sales decreased to $305.2 million in 1997 from $306.3 million in 1996. Comparable restaurant sales are made up of sales at locations that were open during the entire current and prior fiscal years.

         Franchise related income increased 15.5% to $7.4 million in 1997 from $6.4 million in 1996. This increase resulted from a higher number of units in operation in 1997 than in 1996 and an increase in initial franchise and development fees due to the opening of more franchise units in 1997 than in 1996. During the year ended December 28, 1997, 23 units were closed by franchisees. These units did not produce material levels of sales and, consequently, did not generate material amounts of royalty income to us. In addition, four franchise units were purchased by us. Comparable sales at franchise locations did not change significantly in fiscal 1997 from fiscal 1996.

         Interest income increased to $4.4 million in 1997 from $3.8 million in 1996. This increase was due to higher amounts of cash available for investment in 1997 than in 1996 at comparable interest rates.

         Cost of food and paper products decreased as a percentage of restaurant sales to 20.6% in 1997 from 21.5% in 1996. This improvement resulted from lower food prices, primarily of cheese from the fourth quarter of fiscal 1996 into the fourth quarter of fiscal 1997, lower prices of various paper products and the effect of a full year of the selective menu price increases implemented in mid 1996. Cheese prices rose in the middle of the fourth quarter of fiscal 1997 and remained at prices higher than those in the comparable prior year period.


         Restaurant operating expenses -- payroll and other employee benefits increased to 25.1% of restaurant sales in 1997 from 24.5% of restaurant sales in 1996. This percentage increase was attributable to the higher costs of providing benefits to employees and, to a lesser extent, the effects of the two increases in the Federal minimum wage which became effective in September 1997 and 1996, as well as the decrease in comparable unit sales in fiscal 1997.

         Restaurant operating expenses -- occupancy and other expenses increased to 27.7% of restaurant sales in 1997 from 26.8% of restaurant sales in 1996. This percentage increase was primarily attributable to rent and rent related charges increasing at a faster rate than restaurant sales.

         Depreciation and amortization expenses increased to $23.9 million in 1997 from $22.9 million in 1996. This increase was primarily the result of additional Company-owned units in operation during 1997 over the number of units in operation during 1996.

         General and administrative expenses were $17.8 million in 1997 or 5.1% of total revenues and $14.9 million in 1996 or 4.5% of revenues. This increase was due to hiring additional personnel in anticipation of our development plans and increases in executive compensation and legal fees.

         In 1997, a provision of $3.3 million before tax ($2.0 million or $0.10 per share after tax) relating to its investment in one of our joint ventures was established for the closing of two joint venture units.

         The effective income tax rate was 38.0% for 1997 and 1996.

IMPACT OF INFLATION AND OTHER FACTORS

         Food, labor, rent, construction and equipment costs are the items most affected by inflation in the restaurant business. Although for the past several years inflation has not been a significant factor, there can be no assurance that this trend will continue. In addition, food and paper product costs may be temporarily or permanently affected by weather, economic and other factors beyond our control that may reduce the availability and increase the cost of such items. Historically, the price of cheese has fluctuated more than our other food ingredients and related restaurant supplies.

SEASONALITY

         Our business is subject to seasonal fluctuations, the effects of weather and economic conditions. Earnings have been highest in our fourth fiscal quarter due primarily to increased volume in shopping malls during the holiday shopping season. The length of the holiday shopping period between Thanksgiving and Christmas and the number of weeks in the fourth quarter result in fluctuations in fourth quarter financial results from year to year. See also "-- Accounting Period." The fourth fiscal quarter normally accounts for approximately 40% of net income for the year. The 1998 fiscal year, which contained 53 weeks, had a 13 week fourth quarter. The fourth quarter of 1998 (excluding non recurring items) accounted for 41% of net income for the year. Excluding the impact of the thirteenth week, the fourth quarter would have accounted for 38% of such net income, which is consistent with the comparable prior year period.

ACCOUNTING PERIOD

         Our fiscal year ends on the Sunday nearest to December 31. The fiscal year which ended on January 3, 1999 contained 53 weeks. All other reported fiscal years contained 52 weeks.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has historically not required significant working capital to fund its existing operations and has financed its capital expenditures and investments in its joint ventures through cash generated from operations. At July 18, 1999, the Company had cash and cash equivalents of $152.9 million and working capital of $132.1 million, substantially all of which was used to consummate the Transaction.

         HISTORICAL

         Net cash provided by operating activities was $14.8 million and $14.9 million for the twenty-eight week periods ended July 18, 1999 and July 12, 1998, respectively. Net cash provided by operating activities was $54.2 million and $61.0 million for the years ended January 3, 1999 and December 28, 1997, respectively. The decrease in cash flows from operations for the year ended January 3, 1999 from the year ended December 28, 1997 was primarily attributable to a $4.9 million net change in operating assets and liabilities primarily as a result of a significant decrease in accounts payable and accrued expenses arising from timing differences, combined with decreases in net income and depreciation expense.

         Net cash used in investing activities includes capital expenditures (including investments made in joint ventures) and investments in marketable securities. Net cash used in investing activities was $12.7 million and $15.8 million for the twenty-eight week periods ended July 18, 1999 and July 12, 1998, respectively. The decrease in net cash used in investing activities for the twenty-eight week period ended July 18, 1999 from the twenty-eight week period ended July 12, 1998 was due to lower capital expenditures during the current period. Net cash used in investing activities was $20.2 million and $26.0 million for the years ended January 3, 1999 and December 28, 1997, respectively. The decrease in net cash used in investing activities for the year ended January 3, 1999 from the year ended December 28, 1997 was due mainly to an increase in proceeds from the maturities of marketable securities of $5.0 million, combined with a modest decrease in capital expenditures.

         Capital expenditures were $12.7 million and $15.8 million for the twenty-eight week periods ended July 18, 1999 and July 12, 1998, respectively, and $27.7 million and $28.6 million for the years ended January 3, 1999 and December 28, 1997, respectively, including $0.4 million, $3.5 million, $4.8 million and $5.0 million, respectively, in each period related to the construction of our recently completed corporate headquarters.

         Net cash provided by financing activities was $0.4 million for the twenty-eight week period ended July 18, 1999 and consisted entirely of cash proceeds from the exercise of stock options. Net cash used in financing activities was $3.4 million for fiscal 1998 and the twenty-eight week period ended July 12, 1998 and in each case included $5.5 million of cash dividends paid in fiscal 1998 that were declared in fiscal 1997, partially offset by $2.1 million of proceeds from the exercise of stock options.

         AFTER THE TRANSACTION

         As a result of the Transaction, we used substantially all of our cash on hand and incurred approximately $255.0 million of debt, including of original issue discount, requiring interest payments.

Our other liquidity needs will relate to capital expenditures, working capital, investments in joint ventures, distributions to shareholders as permitted under the Indenture and general corporate purposes. Our primary sources of liquidity to meet these needs will be cash flow from operations and availability under our credit facility. In addition, we may, at some point in the future, mortgage our recently completed headquarters building.

         Since we used substantially all of our cash on hand to consummate the Transaction, we will not realize the level of interest income as in the past until we rebuild our cash position. Further, we will incur annual cash interest expense of approximately $28.1 million under the Notes and may incur additional interest expense for borrowings under our credit facility.

         As part of the Transaction, we issued the Old Notes and entered into our credit facility. We have $28.2 million of undrawn availability under our credit facility (net of outstanding letters of credit and certain guarantees of reimbursement obligations that currently aggregate approximately $1.8 million), subject to our satisfaction of certain conditions. We expect to generate cash flow from operations from the closing of the Transaction through the end of our current fiscal year, and expect to make minimal borrowings under our credit facility during that time.

         We believe that aggregate restaurant capital expenditures and our investments in joint ventures during the next twelve months will be moderately higher than levels in recent fiscal years.

         Our effective tax rate after the Merger will be higher than our historical effective tax rate primarily due to the non-deductible amortization of the excess of the purchase price over the fair value of net assets acquired arising as a result of the Merger. We currently intend to elect to be taxed under the provisions of Subchapter S of the Code and, where applicable and permitted, under similar state and local income tax provisions beginning as early as fiscal 2000. Under the provisions of Subchapter S, substantially all taxes on our income will be paid by our shareholders. On a pro forma basis to give effect to the Transaction, if we were taxed as an S corporation as of the beginning of fiscal 1998, we and our shareholders would have had a tax liability on our income of approximately $13.6 million. This amount is higher than the amount that is reflected in "Unaudited Consolidated Pro Forma Financial Data" for the comparable period due to differences in tax rates between individual and corporate taxpayers and the timing differences currently accounted for as deferred taxes in our financial statements (which deferred taxes will be eliminated or reduced upon conversion to an S corporation).

         Historically we have paid dividends on our common stock to our shareholders. Most recently, we paid quarterly dividends of $0.27 per share (or $1.08 per share per annum) which aggregated $22.1 million for fiscal 1997 (the last full fiscal year in which we paid a dividend). Our Board of Directors suspended the payment of dividends commencing in the first quarter of 1998 in connection with a prior proposal by the Sbarro Family to take the Company private and the consideration of other strategic alternatives. We expect that our Board of Directors will from time to time elect to pay dividends to our shareholders in amounts that will be based upon a number of factors, including our working capital needs, operating performance, debt service obligations and capital expenditure requirements. Such amounts will be subject to the provisions of the Indenture. See "Description of Notes -- Certain Covenants -- Restricted Payments."

         We believe that, subsequent to the Transaction, cash flow from operations and funds available under our credit facility will be sufficient to meet our liquidity needs.

MARKET RISKS

         We have historically invested our cash on hand in short term, fixed rate, highly rated and highly liquid instruments which mature and are reinvested throughout the year. Although our existing investments are not considered at risk with respect to changes in interest rates or markets for these instruments, our rate of return on short-term investments could be affected at the time of reinvestment as a result of intervening events.

         Our borrowings under our credit facility will be subject to fluctuations in interest rates. However, we do not expect to enter into any interest rate swaps or other instruments to hedge our borrowings under our credit facility. See "Description of Credit Facility -- Interest."

         We have not purchased future, forward, option or other instruments to hedge against fluctuations in the prices of the commodities we purchase. As a result, our future commodities purchases are subject to changes in the prices of such commodities.

         All of our transactions with foreign franchisees have been denominated in, and all payments have been made in, United States dollars, reducing the risks attendant in changes in the values of foreign currencies. Accordingly, we have not purchased future contracts, options or other instruments to hedge against changes in values of foreign currencies.

RECENT ACCOUNTING PRONOUNCEMENTS

         Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- An Amendment of FASB Statement No. 133," issued in June 1999, SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Presently, we do not use derivative instruments and therefore SFAS No. 133 is not currently applicable.

YEAR 2000

         "Year 2000" issues could arise in situations where computer software or databases recognize the two digit year "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations that could cause disruptions in business operations and increased costs in processing and analyzing data. Since our IT systems (used primarily for financial, accounting, human resources, payroll, operations support and point-of-sales processing and reporting) and non-information technology ("non-IT") systems (used principally in communications systems) use computer hardware, software and related technology, we have conducted a comprehensive review of our computer systems.

         STATE OF READINESS. We have determined that, while certain computer programs require change to assure that they are Year 2000 compliant, all of our databases are Year 2000 compliant in that they contain four digit year fields, thereby allowing positive identification of the century and year.

         Our internal IT systems use a combination of in-house software developed by our IT department and packaged software purchased from third parties. During the past five years, as part of our ongoing IT enhancements, we have either significantly updated software or designed new software for our point-of-sales system (which performs cash register and restaurant management functions) and for our restaurant accounting system (which handles centralized bookkeeping, sales analysis and cash control functions relating to our Company-owned restaurants). Our point-of-sales system is currently installed in approximately 325 restaurant units. The balance of our existing restaurants use electronic cash registers. We have been orally advised by the manufacturers of our electronic cash registers that they expect no

Year 2000 issues with respect to these registers. We have completed the process of replacing and/or upgrading personal computers that were part of approximately 115 point-of-sales systems installed in fiscal 1995 and early fiscal 1996. These personal computers are now certified Year 2000 compliant. We have completed modifying and testing of our point-of-sales software programs for all 325 restaurants and, as of August 3, 1999, all of these locations are operating under Year 2000 compliant software versions. We are continuing to install a point-of-sale system in each new unit and in each existing restaurant as remodeled and to replace existing registers as needed.

         We use software developed by a recognized third party software provider for various corporate office functions, including financial and accounting reporting and analysis, human resource and payroll processing, inventory purchasing and accounts payable functions. We have reviewed and determined the remediation needed to the third party software, have made the changes needed and recompiled all programs within the packaged software. We have been testing the remediated system. All internal testing of these systems has been completed by our IT department and substantially completed by the various users' departments.

         Thereafter, any corrections or changes (which are currently not anticipated to be significant) to programs or systems that are required as a result of the testing of our internal software and third party software will be addressed. Final testing is currently anticipated to be completed, and the updated software installed, by the end of November 1999.

         Non-IT systems are used by us primarily for voice communications. We have received written assurances from our communications systems provider that our communications systems and equipment are Year 2000 compliant. We have not as yet received confirmation that our voice messaging system, which utilizes a recognized provider, is Year 2000 compliant. We do not believe that interruption of this service would have a material adverse affect on our operations.

         We have received written confirmation from our principal food distributor that, while such distributor could operate under its former manual systems, it expects that its computer systems will be Year 2000 compliant on a timely basis. Our principal soft drink mix supplier has publicly reported that remediation and testing of its key IT systems has been completed for over 99% of such systems and that completion for substantially all of the remaining systems is scheduled for the third quarter of 1999.

         COSTS. To date, all software modification and testing has been performed by our internal IT department without the need to employ additional staff and without significant interruption of the other functions performed by the department. We believe we will complete this project without additional staff and without adversely affecting day-to-day operations and support, although some overtime for personnel outside the IT department staff may be required during the testing phase of the remediated systems.

         At July 18, 1999, we had expended less than $50,000 (in addition to hardware purchased in the ordinary course, which purchases were not accelerated as a result of the Year 2000 issue) and anticipate that spending after that date will be less than $150,000 for testing, purchasing hardware and for other modification costs to finish the project. We do not separately track internal costs (which are principally payroll and related costs of our IT systems department) incurred as part of our Year 2000 project.

         RISKS. Although we believe our systems will be timely compliant with Year 2000 issues, the most reasonably likely worst case scenarios facing us in the event Year 2000 problems arise involve: (1) the timeliness of internal reporting and analyzing corporate information and the potential of temporarily supplementing our staff if we are required to rely, for a period of time, on manual information reporting and processing while remediation to one or more of our internal IT systems is effectuated; (2) the processing of our payroll; and
(3) our ability to maintain our traditional levels of revenues should we experience temporary supply shortages of food, soft drink mixes and paper products if our distributors experience IT or non-IT Year 2000 problems or should the landlords of our restaurants experience non-IT issues (such as with microprocessors that control door operators, elevator service and heating and cooling equipment that the landlords are required to maintain under their leases with us). Like most other companies, we are also subject to certain risks that are not within our control, such as a failure of IT systems of banks, financial institutions, telephone companies and public utilities.

         CONTINGENCY PLANS. In the event our IT systems should malfunction, we believe we will nevertheless be able to generate revenues at our existing restaurants and process data, although delays may result in reporting and processing information. Our electronic cash registers operate manually and our point-of-sales cash registers can also operate independent of our IT system. We still use manual systems both for reporting to our corporate office by restaurants that are not yet on our point-of-sales system and as a backup for units that are on our point-of-sales system. Depending upon the results of testing of our efforts to remediate our software, we intend to develop contingency plans with respect to the internal reporting of corporate information in the event of a failure of our IT systems.

         With respect to our payroll functions, we have recently comprehensively analyzed and worked with an outside payroll processing service before determining to continue to perform all payroll functions through our internal systems. Therefore, we believe that we could either outsource this function or have an outsourcer of payroll services install its system at our offices with us operating the system internally without material delay.

         We intend to maintain a higher inventory level of food products and soft drink mixes and paper products toward the end of 1999 as a contingency against shortages in the event our suppliers experience unanticipated Year 2000 problems. The levels to be maintained will be based upon future consultation with our suppliers to obtain updates on the status of their Year 2000 compliance programs. We believe that there are other distributors of food products, beverages and paper products that would be able to service our needs in the event our primary suppliers experience Year 2000 problems that adversely affect their ability to provide us with the quantity of supplies needed.

         We intend to develop additional contingency plans if and to the extent additional significant risks become evident based on the testing of our internal systems and future discussions with our suppliers, landlords and other third party providers of goods and services.

                                    BUSINESS

THE COMPANY

         We are a leading owner, operator and franchisor of quick-service restaurants, serving a wide variety of Italian specialty foods. Under the "Sbarro" and "Sbarro The Italian Eatery" names, we developed one of the first quick-service concepts that extended beyond offering one primary specialty item (i.e., pizza or hamburgers). Our diverse menu offering includes pizza, pasta and other hot and cold Italian entrees, salads, sandwiches, cheesecake and other desserts and beverages. All of our entrees are prepared fresh daily in each restaurant according to special recipes developed by us. We focus on serving our customers generous portions of high quality Italian-style food at attractive prices. The Sbarro concept is unlike other quick-service Italian restaurants due to its diverse menu selection and its fast, cafeteria-style service.

         Since our inception in 1959, we have focused on high customer traffic venues due to the large number of captive customers who base their eating decision primarily on impulse and convenience. We therefore do not have to incur the significant advertising and promotional expenditures that certain of our competitors incur to attract customers to their destination restaurants. These factors, combined with adherence to strict cost controls, provide us with high and stable operating margins. We initially located our restaurant sites in New York and then, with the rapid expansion of enclosed shopping malls in the 1970s, expanded into these facilities nationwide due to their high customer traffic and impulse purchase characteristics. Over the past ten years, we have extended the Sbarro concept to other high customer traffic venues, including toll roads, airports, sports arenas, hospitals, convention centers, university campuses and casinos. We believe the opportunity to open additional Sbarro units in these and other new venues should continue to increase as companies, municipalities and others seek to outsource their non-core food operations to companies with an established brand name. As of July 18, 1999, the Sbarro system included 908 restaurants, consisting of 634 Company-owned and 274 franchised restaurants located in 48 States, the District of Columbia, the Commonwealth of Puerto Rico, certain United States territories and 21 countries throughout the world. Of the total 908 Sbarro units, 772 are located in enclosed shopping malls and the remaining 136 are generally located in other high customer traffic venues, including those described above.

         We have demonstrated our ability to identify, develop and efficiently operate restaurants and have increased our total restaurant base (including franchised operations) from 103 restaurants at the time of our initial public offering in 1985 to 908 at July 18, 1999. During the past decade, our growth in shopping malls has been primarily derived from opportunities that have arisen from the major renovation of existing shopping malls or the re-merchandising of a mall's food operations and, to a lesser extent, the development of new shopping malls. Historically, our strategy has been to own and operate our restaurants directly whenever possible in order to closely control all aspects of restaurant operations and, thus, maximize restaurant profitability. However, we have granted franchises to accomplish our expansion in international markets in order to minimize our capital risk and have typically granted franchises domestically only when necessary to open a unit in a desirable location. For example, the food operations in many of the non-mall locations in which we have units, such as toll roads and certain airports, are operated by third-party food service management companies, such as Host Marriott Services Corporation, under separate franchise agreements with a number of quick-service restaurant companies. We expect that a higher percentage of our future new unit growth will come from franchised locations, as we believe opportunities to open Sbarro units in non-mall venues will continue to increase, both domestically and internationally. We have developed a qualification and training program that provides strict operating standards for franchisees and we restrict the size of territories granted to franchisees. We believe that our franchise units meet the quality and customer service benchmarks of our Company-owned units. For the twelve months ended July 18, 1999, restaurant sales at Company-owned restaurants accounted for approximately 98% of our total operating revenues, with franchise related income accounting for the balance.

INDUSTRY OVERVIEW

         The restaurant industry represents one of the largest sectors of the economy, with estimated industry sales of approximately $338 billion in 1998, accounting for approximately 4% of the nation's gross domestic product. Between 1990 and 1998, restaurant industry sales grew an average of approximately 5% per year.

         The quick-service restaurant industry includes hamburgers, pizza, chicken, various types of sandwiches, and Mexican, Chinese and other ethnic foods. According to the National Restaurant Association, sales at quick-service restaurants reached approximately $106 billion in 1998, compared with approximately $62 billion in 1988. This growth primarily reflects consumers' increasing desire for a convenient, fast and reasonably priced restaurant experience. In addition, the National Restaurant Association estimates that the percentage of the average American family's food budget spent on meals consumed away from home has increased from approximately 25% in 1955 to approximately 44% in 1998. We believe this trend will continue as the number of dual income households increases, consumers' disposable income increases and consumers' leisure time decreases. Further, pizza, which accounts for approximately 50% of Sbarro's revenues, continues to be one of the most popular fast food categories. At the end of 1998, there were over 30,000 pizza restaurants in the United States, generating nearly $16 billion in annual revenues.

COMPETITIVE STRENGTHS

         We believe that our success in the quick-service restaurant industry is attributable to the following key competitive strengths:

         LEADING QUICK-SERVICE OPERATOR IN HIGH CUSTOMER TRAFFIC VENUES. We are a leading owner, operator and franchisor of quick-service restaurants, having developed over the course of the past 40 years a business model for high customer traffic venues including, among others, shopping malls, airports and toll roads. Over the years, certain national quick-service pizza chains attempted to replicate their stand-alone concepts in shopping malls but have since reduced the scope of their operations in these venues. Additionally, we have long-standing relationships with many of the major shopping mall developers and real estate management companies, as well as with national food service management companies that enter into restaurant franchise agreements on behalf of owners. As a result of these relationships and our significant presence in major shopping malls throughout the United States, we believe that we have a competitive advantage in opening new units in high customer traffic venues.

         STRONG, NATIONALLY RECOGNIZED BRAND NAME. The breadth of our operations and the visibility of our units across many high customer traffic venues throughout the United States and abroad have enabled us to forge strong brand name recognition with our customers. Our consistent product quality and service, diverse menu of attractively priced Italian food served in a cafeteria style format, distinctive logo and clean and bright locations have become recognized symbols of Sbarro

         CONSISTENT RECORD OF GROWTH AND PROFITABILITY. We have a track record of consistent operating performance and a high level of profitability. Our operating and cost controls have resulted in a consistent revenue base and a relatively low cost structure. As a result of our focus on high customer traffic venues, we do not need to offer discounts or promotions to attract customers and do not incur significant marketing expenditures. See "Selected Financial Data."

         PROVEN BUSINESS MODEL. Over the course of the past 40 years, our management team has developed and refined a business model specifically for high customer traffic venues. We have extensive experience in identifying and developing restaurant locations and in operating these sites. We forecast the initial capital investment and pre-opening costs associated with opening a new Sbarro restaurant as well as its expected sales and profitability. Since the cost of food, paper products, payroll and other employee benefits as a percentage of restaurant sales is generally consistent from location to location by unit type, our forecasting focuses primarily on projecting restaurant revenues and semi-variable costs. When forecasting revenues for prospective locations, we consider such factors as the area's demographics and the retail environment surrounding the location. We also have developed standard restaurant operating procedures that specify all aspects of restaurant management, including recipes, production processes, restaurant design, customer service and staff training. This ensures system-wide consistency of product and service quality, while maximizing profitability.

         MODERATE CAPITAL EXPENDITURE REQUIREMENTS. Sbarro restaurants typically have moderate capital expenditure requirements for both their initial development and ongoing maintenance. Approximately 96% of our 634 owned restaurants at July 18, 1999 are located in shopping malls. These units are relatively small (500 to 3,000 square feet) and are less expensive to open than fast food establishments in free standing locations. Additionally, the majority of our locations have limited, if any, dedicated seating solely for Sbarro customers due to their location in common area food courts, which further minimizes initial and ongoing maintenance costs. A new Sbarro unit typically requires a $0.3 million to $0.5 million initial capital investment with only minimal annual maintenance expenditures thereafter. This relatively low initial capital investment, when combined with our historically high unit operating margins, generally enables us to recover our initial investment and pre-opening costs for mall units in approximately 2.5 to 3.5 years, depending upon unit type. Further, our franchisees typically fund the capital expenditures for their units. As a result of these factors, we generate significant free cash flow.

         EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP. Our experienced management team has extensive experience in the restaurant industry and represents one of our key competitive advantages. Our senior management team is led by Mario Sbarro, Chairman and Chief Executive Officer, Anthony Sbarro, Vice Chairman, and Joseph Sbarro, Senior Executive Vice President, all of whom have been with us since their father opened the first Sbarro restaurant in 1959. As a result of the consummation of the "going private" transaction discussed under "The Going Private Transaction," the Sbarro family owns all of our common stock.

BUSINESS STRATEGY

         We continuously seek to provide high quality Italian food products to a broad customer base. We have concentrated our product development on creating a menu of healthy, attractively priced items that appeal to the tastes of our customers and produce high margins. We intend to achieve further growth and strengthen our competitive position through the continued implementation of the following initiatives:

         EXPAND TRADITIONAL SBARRO STORE BASE. We plan to continue to increase our network of Company-owned and franchised Sbarro locations. We believe new Company-owned locations will primarily be driven by opportunities arising from major renovations of existing shopping malls or the re-merchandising of a mall's food operations and, to a lesser extent, the development of new shopping malls. We also plan to increase the level of franchising in both international and domestic markets.

         INCREASE PENETRATION OF NEW HIGH CUSTOMER TRAFFIC VENUES. We began targeting toll roads and airport locations in the early 1990s and subsequently expanded our targeted venues to include sports arenas, hospitals, convention centers, university campuses and casinos due to the similar characteristics

(i.e., high customer traffic, impulse purchase, etc.) between these venues and our core shopping mall locations. Approximately 15% of our Company-owned and franchise restaurants are located in these non-mall venues. We believe these venues offer significant expansion potential as the owners of these facilities (or, in certain cases, food service management companies with whom the owners have contracted the operations) increasingly seek to outsource their non-core food service operations to companies with an established brand, such as Sbarro, in order to simplify their own operations and potentially increase profitability. As previously discussed, a significant portion of our units in these locations are, and are expected to continue to be, operated as franchises.

         PURSUE STRATEGIC JOINT VENTURE ARRANGEMENTS. Since 1995, we have entered into several joint ventures to develop new restaurant concepts in an effort to leverage our restaurant management expertise into other venues that we believe have attractive growth opportunities. To date, these joint ventures have established mid- and upper-priced Italian and steakhouse restaurants. Additionally, we have recently acquired, through a joint venture, a two-unit Mexican restaurant business and have established a joint venture that intends to operate seafood restaurants. Our joint ventures presently operate 24 restaurants. We have chosen to develop these ventures with restaurateurs experienced in the particular food area. Our ownership interest in these ventures currently ranges from 25% to 80% and we are actively involved in the operation and administration of all of these ventures. Our joint ventures are in various stages of development and expansion, and we are also considering additional concepts for their development potential. Given the early development stage of these ventures and their ownership structure, our existing joint ventures are, and our future joint ventures are expected to be, initially designated as, or held by, Unrestricted Subsidiaries under the Indenture. Unrestricted Subsidiaries will not guarantee our obligations under the Notes and will not be subject to the restrictive covenants under the Indenture. See "Description of Notes -- Subsidiary Guarantees." There can be no assurance as to the performance of our existing joint ventures or our ability to identify and successfully develop new restaurant concepts.

RESTAURANT EXPANSION

         We have expanded significantly in recent years, growing from 103 restaurants at the time of our initial public offering in 1985 to 908 as of July 18, 1999. From July 18, 1999 through the remainder of 1999, we expect that there will be an additional 19 units (net of estimated unit closings) in operation, of which we expect approximately nine (net of estimated unit closings) to be Company-owned and the balance to be franchised. The actual number and type of additional units will depend on the availability of appropriate sites, as well as other factors.

         The  following  table  indicates  the  number  of   Company-owned   and
franchised   restaurants  (excluding  non-mall  joint  venture  restaurants)  in operation during each period indicated.



                                                                     FISCAL YEAR                       TWENTY-EIGHT
                                                                     -----------                       WEEKS ENDED
                                                    1994        1995       1996     1997      1998    JULY 18, 1999
                                                    ----        ----       ----     ----      ----    -------------
COMPANY-OWNED SBARRO RESTAURANTS:
Opened during period(1)....................           53          44        29         30       26             9
Acquired from franchisees
     during period.........................            2          --         1          4        1            --
Closed during period.......................           (3)        (40)       (4)        (8)     (20)           (5)
Open at end of period(2)...................          567         571       597        623      630           634
FRANCHISED SBARRO RESTAURANTS:
Opened during period.......................           38          40        36         47       43            19
Sold to us during period...................           (2)         --        (1)        (4)      (1)           --
Closed or terminated during period.........           (8)         (2)      (16)       (23)     (13)          (13)
Open at end of period......................          162         200       219        239      268           274
ALL SBARRO RESTAURANTS:
Opened during period(1)....................           91          84        65         77       69            28
Closed or terminated during period.........          (11)        (42)      (20)       (31)     (33)          (18)
Open at end of period(2)...................          729         771       816        862      898           908
Kiosks (all franchised) open at end of
  period...................................            7           8         7          7        8             7


---------------
(1) Includes, in fiscal 1996, fiscal 1997 and fiscal 1998, three, two and one mall locations, respectively, of a joint venture which operates as Umberto of New Hyde Park. For the purpose of this Prospectus, we have included those restaurants with Sbarro restaurants.
(2) Includes, at the end of fiscal 1996, fiscal 1997, fiscal 1998, and as of July 18, 1999, three, five, six and six joint venture mall locations, respectively, which operate as Umberto of New Hyde Park.

CONCEPT AND MENU

         Sbarro restaurants are family oriented, offering quick, efficient, cafeteria and buffet style service designed to minimize customer waiting time and facilitate table turnover. The decor of a Sbarro restaurant incorporates booth and table seating (for "in-line" restaurants), with a contemporary motif that blends with the characteristics of the surrounding area.

         As of July 18, 1999, there were 254 "in-line" Sbarro restaurants and 647 "food court" Sbarro restaurants. In addition, franchisees operated seven freestanding Sbarro restaurants, including two in the Middle East, three in Minnesota and one in each of the Bahamas and Puerto Rico. "In-line" restaurants, which are self-contained restaurants, usually occupy approximately 1,500 to 3,000 square feet, contain the space and furniture to seat approximately 60 to 120 people and employ 10 to 40 persons, including part-time personnel. "Food court" restaurants are primarily located in areas of shopping malls designated exclusively for restaurant use and share a common dining area provided by the mall. These restaurants generally occupy approximately 500 to 1,000 square feet and contain only kitchen and service areas. They frequently have a more limited menu than an "in-line" restaurant and employ 6-30 persons, including part-time personnel.

         Sbarro restaurants are generally open seven days a week serving lunch, dinner and, in a limited number of locations, breakfast, with hours conforming to those of the major department stores or other large retailers in the mall or trade area in which they are located. Typically, mall restaurants are open to serve customers 10 to 12 hours a day, except on Sunday, when mall hours may be more limited. For Company-owned restaurants open a full year, average sales in the first 52 weeks of 1998 were $0.7 million for "in-line" restaurants and $0.5 million for "food court" restaurants.

         Sbarro restaurants feature a menu of popular Italian food, including pizza with a variety of toppings, a selection of pasta dishes and other hot and cold Italian entrees, salads, sandwiches, cheesecake and other desserts. In addition to soft drinks, some of the larger restaurants serve beer and wine.

         All of our entrees are prepared fresh daily in each restaurant according to special recipes developed by us. We place emphasis on serving generous portions of quality Italian-style food at attractive prices. Entree selections, excluding pizza, generally range in price from $2.99 to $5.29. We believe that pizza, which is sold predominantly by the slice, accounts for approximately 50% of Sbarro restaurant sales.

         Substantially all of the food ingredients and related restaurant supplies used by the restaurants are purchased from a national independent wholesale food distributor which is required to adhere to established product specifications for all food products sold to our restaurants. Breads, pastries, produce, fresh dairy and certain meat products are purchased locally for each restaurant. Soft drink mixes are purchased from major beverage producers under national contracts. We believe that there are other distributors who would be able to service our needs and that satisfactory alternative sources of supply are generally available for all items regularly used in our restaurants.

RESTAURANT MANAGEMENT

         Each Sbarro restaurant is managed by one General Manager and one or two Co-Managers or Assistant Managers, depending upon the size of the location. Managers are required to participate in Sbarro training sessions in restaurant management and operations prior to the assumption of their duties. In addition, each restaurant Manager is required to comply with an extensive operations manual containing procedures for assuring uniformity of operations and consistent high quality of products. We have a Restaurant Management Bonus Program that provides the management teams of Company-owned Sbarro restaurants with the opportunity to receive a percentage of restaurant sales in cash bonuses based on certain performance-related criteria of their location.

         We also employ 70 to 75 Area Directors, each of whom is typically responsible for the operations of 6 to 14 Company-owned Sbarro restaurants in a given area. Before each new restaurant opening, we assign an Area Director to coordinate opening procedures. Each Area Director reports to one of 12 Regional Directors. The Regional Directors recruit and supervise the managerial staff of all Company-owned restaurants and report to one of four Regional Vice Presidents. The Regional Vice Presidents coordinate the activities of the Regional Directors assigned to their areas of responsibility and report to one of two Corporate Vice Presidents. The Corporate Vice Presidents have total responsibility for their geographic areas.

FRANCHISE DEVELOPMENT

         Growth in franchise operations occurs through the establishment of new Sbarro restaurants by new franchisees and existing franchisees who have multi-unit franchise agreements. We rely principally upon our reputation and the strength of our existing restaurants to attract new franchisees as well as to participate in national franchise conventions.

         As of July 18, 1999, we had 274 franchised Sbarro restaurants operated by 78 franchisees in 31 states of the United States as well as its territories and in 21 countries throughout the world. We are presently considering additional franchise opportunities in the United States and other countries. In certain instances, franchise locations have been established through territorial agreements under which we have granted, for specified time periods, exclusive rights to enter into franchise agreements for restaurant units in certain geographic areas, primarily in foreign countries, or for specified non-mall locations (such as for certain toll roads or airports) in the United States or foreign countries.

         Our basic franchise agreement generally requires payment of an initial fee and continuing royalties at rates of 3.5% to 10.0% of gross revenues. Franchise agreements entered into prior to 1988 generally have an initial term of 15 years with the franchisee having a renewal option provided that the agreement has not been previously terminated by either party for specified reasons. Since 1988, we have required the franchise agreements to be coterminous with the underlying lease, but generally not less than ten nor more than twenty years. Since 1990, the renewal option has also been subject to certain conditions, including a remodel or image enhancement requirement. Franchise agreements granted under territorial agreements and those for non-traditional sites contain negotiated fees, royalty rates and terms and conditions other than those contained in our basic franchise agreement. The franchise and territorial agreements provide us with the right to terminate a franchisee for a variety of reasons, including insolvency or bankruptcy, failure to operate its restaurant according to standards, understatement of gross receipts, failure to pay fees, or material misrepresentation on an application for a franchise.

         We employ ten management level individuals responsible for overseeing the operations of franchise units and for developing new units. These employees report to our Corporate Vice President -- Franchising.

JOINT VENTURES

         Since 1995, we have entered into several joint ventures to develop new restaurant concepts to provide growth opportunities that leverage our restaurant management expertise. Our joint ventures presently operate 24 restaurants. We have chosen to develop these ventures with restauranteurs experienced in the particular food area and we are actively involved in the day-to-day operations of each venture. These ventures are in various stages of development and expansion and we are considering additional concepts for potential development.

         Given the early development stage of these ventures and their ownership structure, our existing joint ventures are initially, and our future joint ventures are expected to be, designated as, or held by, Unrestricted Subsidiaries under the Indenture. Unrestricted Subsidiaries will not guarantee our obligations under the Notes and will not be subject to the restrictive covenants under the Indenture. Our ability to invest in current and future joint ventures will be subject to the limitations contained in the Indenture regarding our ability to make investments in, advances to, or provide guarantees or other credit enhancements to support obligations of, our Unrestricted Subsidiaries.

         The following is a summary of our existing joint ventures:

         . We have an 80% interest in a joint venture that presently operates moderately priced casual family restaurants serving Italian food under the name "Umberto of New Hyde Park" in six mall and seven strip center locations. In addition to table service, the non-mall locations also feature take-out pizza and other Italian-style foods. One non-mall location was closed in 1998. We are planning to open additional non-mall based locations. In February 1999, we instituted an action against our partner in this venture, the resolution of which is not expected to have a material adverse effect on the operation of these restaurants. See "Legal Proceedings."

         . We have a 40% interest in a joint venture that presently operates five casual dining restaurants with a Rocky Mountain steakhouse motif under the name "Boulder Creek Steaks & Saloon." This venture also operates two fine dining steak restaurants under the names "Rothmann's Steakhouse" and "Burton & Doyle." We are planning to open additional sites of each type of restaurant.

         . We have a 70% interest in two moderately priced, table service restaurants featuring an Italian Mediterranean menu that operate under the names "Salute" and "Cafe Med," which are located in New York City. During 1997, this venture closed two other restaurants, resulting in a $3.3 million before tax ($2.0 million after tax) charge to our earnings. We are planning to open additional restaurants with this joint venture partner and expect that our equity interest in these new ventures will be 50% or higher.

         . We have a 50% interest in a joint venture which, in June 1999, acquired two Mexican style restaurants operating in strip centers under the name "Baja Grill." We are currently evaluating whether to expand this concept.

         . We have a 25% interest in a joint venture that was recently formed for the purpose of establishing seafood restaurants.

         All joint venture restaurants, except four Umberto of New Hyde Park mall units, are presently located in the New York City metropolitan area. We are continually evaluating the operating performance of these ventures to assess their feasibility and future growth potential. We intend to seek to expand our existing ventures, if appropriate, and to develop new restaurant concepts through existing or new joint ventures. There can be no assurance as to the performance of the existing joint ventures or our ability to successfully identify and develop new concepts.

         As of July 18, 1999, we had an aggregate investment in our Unrestricted Subsidiaries and related joint ventures of approximately $9.0 million, which does not include guarantees of indebtedness and reimbursement obligations in respect of letters of credit in the aggregate amount of approximately $8.8 million and guarantees of certain real property lease obligations of such Unrestricted Subsidiaries and related joint ventures. In addition, we have also sublet locations to, guaranteed all or portions of joint venture location leases and provided other credit enhancements for these joint ventures. Our joint ventures have current plans to invest approximately $20.0 million, a portion of which is expected to be financed and/or guaranteed by us, subject to the Indenture.

EMPLOYEES

         As of July 18, 1999, we employed approximately 7,000 persons (exclusive of joint ventures), of whom approximately 3,100 were full-time field and restaurant personnel, 3,700 were part-time restaurant personnel and 200 were corporate administrative personnel. None of our employees are covered by collective bargaining agreements. We believe our employee relations are satisfactory.

COMPETITION

         The restaurant business is highly competitive. Many of our direct competitors operate within the pizza restaurant segment. We believe we compete on the basis of price, service, location and food quality. Factors that affect our and our franchisees' business operations include changes in consumer tastes, national regional and local economic conditions, population, traffic patterns, changes in discretionary spending priorities, demographic trends, consumer confidence in food wholesomeness, handling and safety, weather conditions, the type, number and location of competing restaurants and other factors. There is also active competition for management personnel and attractive commercial shopping mall, center city and other locations suitable for restaurants. We compete in each market in which we operate with locally-owned restaurants, as well as with national and regional restaurant chains. Factors, such as inflation and increased food, beverage, labor, occupancy and other costs, could also adversely affect us and others in the restaurant industry.

         Although we believe we are well positioned to compete because of our leading market position, focus and expertise in the quick-service Italian specialty food business and strong national brand name recognition, we could experience increased competition from existing or new companies and loss of market share, which could have an adverse effect on our operations.

TRADEMARKS

         The Sbarro restaurants operate principally under the "Sbarro" and "Sbarro The Italian Eatery" service marks, which are registered with the United States Patent and Trademark Office for terms presently expiring in 2004 and 2001, respectively. Registered service marks may continually be renewed for 10 year periods. We have also registered or filed applications to register "Sbarro" and "Sbarro The Italian Eatery" in several other countries. We believe that these marks continue to be materially important to our business. The joint ventures to which we are a party have also applied for United States trademarks covering trade names used by them or, in the case of Umberto of New Hyde Park, license that name from our joint venture partner.

GOVERNMENTAL REGULATION

         We are subject to various federal, state and local laws affecting our business, as are our franchisees. Each of our restaurants and those owned by our franchisees are subject to a variety of licensing and governmental regulatory provisions relating to wholesomeness of food, sanitation, health, safety and, in certain cases, licensing of the sale of alcoholic beverages. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in any particular area. Our operations and those of our franchisees are also subject to federal laws (such as minimum wage laws, the Fair Labor Standards Act and the Immigration Reform and Control Act of 1986) and state laws governing such matters as wages, working conditions, employment of minors, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level.

         We are also subject to FTC regulations and various state laws regulating the offer and sale of franchises. The FTC and various state laws require us to furnish to prospective franchisees a franchise offering circular containing prescribed information. We are currently registered to offer and sell franchises in seven states and are currently exempt from the franchise registration requirements in five states based upon "large franchisor" exemptions, which are based upon our experience and meeting certain size tests, generally requiring a net worth of at least $5 to $15 million (depending on the state). The states in which we are registered, and a number of states in which we may franchise, require registration of a franchise offering circular or a filing with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time which provide for federal regulation of the franchisor-franchisee relationship in certain respects. The state laws often limit, among other things, the duration and scope of non-competition provisions and the ability of a franchisor to terminate or refuse to renew a franchise.

         We believe that we are in compliance in all material respects with the laws to which we are subject.

         Following the availability of our financial statements for the quarter ended October 10, 1999, we intend to amended our FTC franchise offering circular
and,  where   required,   file   appropriate  amendments
to state franchise registrations to reflect the Transaction. Until such amendments are filed and, where required, approved, we will not be able to sell or renew franchises in those states. We currently expect, although there can be no assurance, that such amendments will be approved and that any delay will not have a material adverse effect on our business. Furthermore, state franchise examiners have discretion to disapprove franchise registrations based on a franchisor's financial condition. While we believe that, following completion of the Transaction, we continue to meet these financial requirements, there is little specific guidance under state franchise laws as to acceptable levels of a franchisor's net worth (and whether "net worth" includes or excludes intangible assets) and debt, and, depending upon a franchisor's financial condition, state franchise examiners in many states may require a franchisor to escrow initial franchise fees for a limited period of time.

         Although alcoholic beverage sales are not emphasized in our restaurants, some of our larger restaurants serve beer and wine. Sales of beer and wine contributed less than 1% of our total revenues during fiscal 1998. We have submitted documents to amend our applications with the appropriate alcohol, beverage and tobacco authorities in 14 of the 16 states in which we sell beer and wine to reflect the Transaction and have filed part of an amendment that is required in California. We do not intend to continue selling beer and wine in Colorado. We expect to be able to continue to sell beer and wine in most of the locations pending completion of the approval process. While we do not anticipate the denial of any of our remaining applications, there can be no assurance thereof.

PROPERTIES

         All Sbarro restaurants are typically leased under ten-year leases that often do not include an option to renew the lease. The Company has historically been able to renew or extend leases on existing sites. As of July 18, 1999, we leased 659 restaurants, of which 25 were subleased to franchisees under terms which cover all of our obligations under the lease. The remaining franchisees directly lease their restaurant spaces. Most of our restaurant leases provide for the payment of base rents plus real estate taxes, utilities, insurance, common area charges and certain other expenses, as well as contingent rents generally ranging from 8% to 10% of net restaurant sales in excess of stipulated amounts. Leases to which the Company were a party at July 18, 1999 have initial terms expiring as follows:



YEARS INITIAL LEASE                                   NUMBER OF COMPANY-       NUMBER OF FRANCHISED
TERMS EXPIRE                                          OWNED RESTAURANTS             RESTAURANTS
------------                                          -----------------        --------------------

1999 (remainder of year)....................                    21                       4
2000........................................                    33                       5
2001........................................                    60                       4
2002........................................                    75                       4
2003........................................                    76                       3
2004........................................                    51                       1
Thereafter..................................                   318                       4

         We own a four-story office building in Melville, New York with approximately 100,000 square feet and a cafeteria style restaurant operated by us. This building was purchased and renovated at a total cost of approximately $20.8 million. Approximately 75% of the rentable square feet are currently under lease to unaffiliated third parties. One floor of the building is occupied by us as our principal executive offices.

         We also occupy a two-story 20,000 square foot office building for administrative support functions located in Commack, New York. The building has been subleased for a period of fifteen years since May 1986 from a partnership owned by certain of our shareholders at a current annual base rental of

$0.3 million. In addition, we pay real estate taxes, utilities, insurance and certain other expenses for the facility. See "Certain Relationships and Related Transactions."


         We have obtained consents to the Transaction for substantially all of the leased premises for which we are required to obtain such consents.

LEGAL PROCEEDINGS

         In February 1999, we instituted an action against our partner in our joint venture that operates under the name "Umberto of New Hyde Park" alleging, among other things, breach of contract and unfair competition, seeking damages and injunctive relief. The matter is in its initial stages and no answer has been submitted to this complaint. We do not expect that the resolution of this matter will have a material adverse effect on the operation of these restaurants.

         From time to time, the Company is a party to certain claims and legal proceedings in the ordinary course of business, none of which, in the opinion of the Company, would have a material adverse effect on the Company's financial position or results of operations.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        NAME                      AGE                    POSITION
        ----                      ---                    --------
        Mario Sbarro               57    Chairman of the Board, President, Chief
                                         Executive Officer and Director
        Anthony Sbarro             53    Vice Chairman of the Board, Treasurer and
                                         Director
        Joseph Sbarro              59    Senior Executive Vice President, Secretary
                                         and Director
        Carmela Sbarro             77    Vice President and Director
        John Bernabeo              43    Vice President-- Architecture and
                                         Engineering
        Joseph A. Fallarino        47    Vice President-- Human Resources
        Carmela N. Merendino       34    Vice President-- Administration
        Anthony J. Missano         40    Corporate Vice President-- Operations
        Robert G. Rooney           42    Vice President-- Finance and Chief
                                         Financial Officer
        Gennaro A. Sbarro          33    Corporate Vice President-- Franchising
        Gennaro J. Sbarro          37    Corporate Vice President-- Operations
        Leonard G. Skrosky         67    Senior Vice President-- Real Estate and
                                         Lease Administration
        Harold L. Kestenbaum       50    Director
        Richard A. Mandell         57    Director
        Paul A. Vatter             75    Director
        Terry Vince                70    Director
        Bernard Zimmerman          66    Director


EXECUTIVE AND CORPORATE OFFICERS

         MARIO SBARRO has been an officer, a director and a principal shareholder of Sbarro since its organization in 1977, serving as Chairman of the Board of Directors and Chief Executive Officer for more than the past five years. Mr. Sbarro re-assumed the position as our President in May 1996 (a position he held for more than five years prior to December 1993).

         ANTHONY SBARRO has been an officer, a director and a principal shareholder of Sbarro since its organization in 1977, serving as Vice Chairman of the Board of Directors since May 1996 and as President and Chief Operating Officer from December 1993 through May 1996. For more than five years prior to December 1993, Mr. Sbarro was an Executive Vice President. He has also served as our Treasurer for more than the past five years.

         JOSEPH SBARRO has been an officer, a director and a principal shareholder of Sbarro since its organization in 1977, serving as Senior Executive Vice President since December 1993. For more than five years prior thereto, Mr. Sbarro was an Executive Vice President. He has also served as our Secretary for more than the past five years.

         CARMELA SBARRO has been one of our Vice Presidents since March 1985. Mrs. Sbarro was a founder of Sbarro, together with her late husband, Gennaro Sbarro. Mrs. Sbarro devotes a substantial portion of her time to recipe and product development. The Board elected Mrs. Sbarro as a director in

January 1998. Mrs. Sbarro previously served as a director from March 1985 until December 1988, when she was elected Director Emeritus.

         JOHN BERNABEO joined Sbarro in August 1992 and served in various capacities prior to his election as Vice President -- Architecture and Engineering in May 1997.

         JOSEPH A. FALLARINO joined Sbarro in September 1998 and was elected Vice President -- Human Resources in November 1998. Prior to joining us, Mr. Fallarino served as Senior Vice President -- Human Resources of Arbor Management LLC, a provider of financial services and healthcare services, from March 1996 until March 1998. Mr. Fallarino also served as Vice President -- Human Resources of AMS Corporation, a national outsourcing company, from January 1994 until February 1996 and Director of Human Resources of Ogden Corporation, an international diversified service corporation, from April 1998 until September 1998.

         CARMELA N. MERENDINO was elected Vice President -- Administration in October 1988. Ms. Merendino joined Sbarro in March 1985 and performed a variety of corporate administrative functions for us prior to her election as Vice President -- Administration.

         ANTHONY J. MISSANO was elected Corporate Vice President -- Operations in August 1996, prior to which he served as Vice President -- Operations (West) from February 1995, and as a Zone Vice President from June 1992 until February 1995.

         ROBERT G. ROONEY joined Sbarro in June 1999 and serves as Vice President -- Finance and Chief Financial Officer. From December 1996 until he joined us, Mr. Rooney was employed by Discovery Zone, Inc. (a national family entertainment center chain), serving as Senior Vice President, Chief Financial and Administrative Officer since February 1997. From March 1994 until September 1996, Mr. Rooney served as Senior Vice President and Chief Financial Officer of Victory Capital LLC (formerly Forschner Enterprises, Inc.), a venture capital firm, and, from September 1992 to February 1994, served as a director and consultant on behalf of various investors and investment funds affiliated with Forschner Enterprises, Inc. Discovery Zone, Inc., which had filed under Chapter 11 of the United States Bankruptcy Code prior to Mr. Rooney's joining that company, again filed under that law on April 20, 1999. Mr.
Rooney has been a certified public accountant in New York for over 15 years.

         GENNARO A. SBARRO was elected Corporate Vice President -- Franchising in August 1996, prior to which he served as Vice President -- Franchising since February 1995. For more than five years prior thereto, Mr. Sbarro served in various capacities for us.

         GENNARO J. SBARRO was elected Corporate Vice President -- Operations in August 1996, prior to which he served as Vice President -- Operations (East) since February 1995, and as a Zone Vice President from June 1992 until February 1995.

         LEONARD G. SKROSKY served as Senior Vice President -- Real Estate and Lease Administration from February 1987 until December 1993. From January 1994 until June 1996, Mr. Skrosky was President of The Skrosky Company, a real estate firm dealing with site selection and lease negotiations for several restaurant and other companies. He rejoined Sbarro in June 1996 and was elected Senior Vice President -- Real Estate in November 1996.

         HAROLD L. KESTENBAUM has been a practicing attorney in New York since 1976. He became a director of Sbarro in March 1985.

         RICHARD A. MANDELL, a private investor, was a Managing Director of BlueStone Capital Partners, L.P., an investment banking firm, from February until April 1998 and Vice President -- Private Investments of Clariden Asset Management (NY) Inc., a subsidiary of Clariden Bank, a private Swiss bank, from January 1996 until February 1998. From 1982 until June 1995, Mr. Mandell served as a Managing Director of Prudential Securities Incorporated, an investment banking firm. He became a director of Sbarro in March 1986. Mr. Mandell is also a director of Trend-Lines, Inc., U.S.A. Detergents, Inc. and Shells Seafood Restaurants, Inc.

         PAUL A. VATTER has been, since his retirement in 1995, Professor Emeritus, and from 1970 until his retirement was Lawrence E. Fouraker Professor of Business Administration, at Harvard University's Graduate School of Business Administration, where he served as a Professor since 1958. He became a director of Sbarro in March 1985. Mr. Vatter has advised us of his intention to retire upon consummation of the Merger or, if the Merger is not consummated, upon the expiration of his current term at the 1999 Annual Meeting of Shareholders.

         TERRY VINCE has been Chairman of the Board and President of Sovereign Hotels (a company that operates hotels) since October 1991 and Chairman of the Board of Fame Corp. (a food service management company) since January 1994. Mr. Vince became a director of Sbarro in December 1988.

         BERNARD ZIMMERMAN has been President of Bernard Zimmerman and Co., Inc. since October 1972 and was Senior Vice President of The Zimmerman Group, Inc. from January 1991 to November 1996, financial and management consulting firms. Mr. Zimmerman also served as President and a director of Beacon Hill Mutual Fund, Inc. from December 1994 until October 1996. From September 1986 until September 1993, Mr. Zimmerman also served as Chairman and President of St. Lawrence Seaway Corp., an owner and manager of agricultural properties. Mr. Zimmerman has been a certified public accountant in New York for more than the past thirty-five years. He became a director of Sbarro in March 1985.

         Under our Certificate of Incorporation, the Board of Directors is divided into three classes as nearly equal in number as the then total number of directors constituting the entire Board permits. Our Board of Directors presently consists of nine members, with each class being elected for a term of three years. Anthony Sbarro, Harold L. Kestenbaum and Paul A. Vatter serve as Class 1 directors, Joseph Sbarro, Richard A. Mandell and Terry Vince serve as Class 2 directors and Mario Sbarro, Carmela Sbarro and Bernard Zimmerman serve as Class 3 directors, with terms of office scheduled to expire at our 1999, 2000 and 2001 Annual Meetings of Shareholders, respectively. At each annual meeting, directors are elected to succeed those in the class whose term expires at that annual meeting, such newly-elected directors to hold office until the third succeeding annual meeting and the election and qualification of their respective successors.

         We can give no assurance that, following the Transaction, the Board of Directors will continue to be classified or that the size or composition of the Board of Directors will remain the same.

         Our officers are elected annually by the Board of Directors at its meeting held immediately after the annual meeting of our shareholders, and hold their respective offices until their successors are duly elected and qualified. Officers may be removed at any time by the Board.

FAMILY RELATIONSHIPS

         Mario, Anthony and Joseph Sbarro are the sons of Carmela Sbarro. Carmela N. Merendino is the daughter, and Gennaro A. Sbarro is the son, of Mario Sbarro. Gennaro J. Sbarro is the son, and Anthony J. Missano is the son-in-law, of Joseph Sbarro.

SUMMARY COMPENSATION TABLE

         The following table sets forth information concerning the annual and long-term compensation of our chief executive officer and other five most highly compensated persons who were serving as executive officers at the end of our 1998 fiscal year for services in all capacities to us and our subsidiaries during our 1998, 1997 and 1996 fiscal years. Pursuant to the terms of the Merger Agreement, all of the options set forth on the table (under the caption "Long Term Compensation") were terminated in exchange for a cash payment equal to the number of shares to the options thereto multiplied by the excess, if any, of $28.85 over the applicable option exercise price. See "Certain Relationships and Related Transactions."



                                                                                                      LONG TERM
NAME AND                                                                 ANNUAL COMPENSATION         COMPENSATION
                                                                         -------------------
PRINCIPAL POSITION                                          YEAR        SALARY          BONUS         OPTIONS(#)
------------------                                          ----        ------          -----         ----------
Mario Sbarro..........................................      1998     $ 713,462      $   300,000               --
Chairman of the Board, President and                        1997        700,000         160,000          250,000
Chief Executive Officer(1)                                  1996        460,000         500,000          100,000
Anthony Sbarro........................................      1998        305,769         200,000               --
Vice Chairman of the Board and                              1997        300,000         150,000          100,000
Treasurer(1)                                                1996        300,000              --               --
Joseph Sbarro.........................................      1998        305,769         200,000               --
Senior Executive Vice President                             1997        300,000         150,000          100,000
     and Secretary                                          1996        276,000         150,000           50,000
Anthony J. Missano....................................      1998        203,846         100,000               --
Corporate Vice                                              1997        200,000          75,000           80,000
     President-- Operations                                 1996        157,000          65,000               --
Gennaro A. Sbarro.....................................      1998        203,846         100,000               --
Corporate Vice                                              1997        200,000          75,000           80,000
     President-- Franchising                                1996        129,000          45,000               --
Gennaro J. Sbarro.....................................      1998        203,846         100,000               --
Corporate Vice                                              1997        200,000          75,000           80,000
     President-- Operations                                 1996        155,000          65,000               --

---------
(1) Prior to May 1996, Mario Sbarro served as Chairman of the Board of Directors and Chief Executive Officer and Anthony Sbarro served as President and Treasurer.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES

         No options to purchase shares of our common stock were exercised during our fiscal year ended January 3, 1999 by the executive officers named in the Summary Compensation Table. The following table sets forth certain information concerning the number and value, at January 3, 1999, of shares of common stock subject to unexercised options held by the executive officers named in the Summary Compensation Table. Pursuant to the terms of the Merger Agreement, all of the options set forth on the table were terminated in exchange for a cash payment equal to the number of shares subject to the options multiplied by the excess, if any, of $28.85 over the applicable option exercise price. See "Certain Relationships and Related Transactions."

                                         NUMBER OF SHARES                VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                    OPTIONS AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
NAME                                (EXERCISABLE/UNEXERCISABLE)       (EXERCISABLE/UNEXERCISABLE)
----                                ---------------------------       ---------------------------
Mario Sbarro...........                     303,333/316,667                   $876,037/202,083
Anthony Sbarro.........                     165,000/100,000                   $414,060/106,250
Joseph Sbarro..........                     166,667/133,333                   $438,018/154,167
Anthony J. Missano.....                       12,500/80,000                    $ 23,438/85,000
Gennaro A. Sbarro.                            18,251/80,000                    $ 49,312/85,000
Gennaro J. Sbarro.                            12,500/80,000                    $ 23,438/85,000


------------
(1) Represents the number of shares subject to the option multiplied by the difference between the closing price of $26.19 per share of our common stock on the New York Stock Exchange on December 31, 1998, the last trading day of the Company's 1998 fiscal year, and the respective exercise prices. For information regarding amounts that these persons received in connection with the termination of such options, see "Certain Relationships and Related Transactions."

COMPENSATION OF DIRECTORS

         Our non-employee directors currently receive a retainer at the rate of $16,000 per annum, $1,000 for each meeting of the Board attended and $500 for each meeting attended of a Committee of the Board on which they serve, if the meeting is not held on the same day as a meeting of the Board, except that members of the Special Committee that considered the Merger and a prior proposal for a similar transaction (the "Special Committee") received additional compensation as described below. Members of the Board also are reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. The regular compensation of employee directors of the Company covers compensation for services as a director. Our non-employee directors earned the following cash compensation (exclusive of travel reimbursements) from us for services as members of the Board (other than for service on the Special Committee) during fiscal 1998:

                         Harold L. Kestenbaum.......       $22,000
                         Richard A. Mandell.........        22,000
                         Paul A. Vatter.............        22,000
                         Terry Vince................        21,000
                         Bernard Zimmerman..........        22,000

         Each non-employee director held stock options under our 1993 Non-Employee Director Stock Option Plan, as amended, to purchase an aggregate of 22,500 shares of common stock at exercise prices ranging from $21.50 to $28.875 per share. The options and this plan were terminated upon consummation of the Transaction and our non-employee directors received cash in an amount equal to the excess of $28.85 over the applicable exercise price per share of the options held by them under this plan. For information regarding amounts that our non-employee directors received in connection with the termination of options granted under this plan, see "Certain Relationships and Related Transactions."

         As compensation for serving on the Special Committee, we agreed to pay to each member of the Special Committee a fee equal to (1) $2,500 for services rendered in any day on which the member expended four hours or more in performing services as a member of the Special Committee and (2) $1,250 for each day in which the member expended a reasonable amount of time, but less than four hours, in performing services as a member of the Special Committee. In addition to the foregoing fees, Richard A. Mandell, as Chairman of the Special Committee, $10,000 with respect to the Special Committee's consideration of the prior proposal and $10,000 with respect to the Special Committee's consideration of the Merger. Each member of the Special Committee was reimbursed for all out-of-pocket expenses incurred in performing his services. The members of the Special Committee earned the following cash compensation (exclusive of travel reimbursements) from the Company in connection with the Merger and the prior proposal:

                   Harold L. Kestenbaum.......         $14,750
                   Richard A. Mandell.........          48,500
                   Paul A. Vatter.............           9,750
                   Terry Vince................           9,750

         Bernard Zimmerman and Company, Inc., of which Bernard Zimmerman is President and a majority shareholder, renders financial and consulting assistance to the Company, for which it received fees of $140,400 during the Company's fiscal year ended January 3, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We are the sole tenant of our administrative office building, which is leased from the Suffolk County Industrial Development Agency (the "Agency") by Sbarro Enterprises, L.P., a Delaware limited partnership, and, in turn, subleased to us. The annual rent payable pursuant to the sublease is $0.3 million for the last five years of the sublease term, which expires in 2001. In addition, we are obligated to pay real estate taxes, utilities, insurance and certain other expenses for the facility. We believe that our rent is comparable to the rent that would be charged by an unaffiliated third party. Principal and interest and any premium on the bonds issued by the Agency to fund the original construction of the facility are the responsibility of Sbarro Enterprises, L.P. and are severally guaranteed by Mario, Joseph and Anthony Sbarro. The bonds mature on January 1, 2000. The limited partners of Sbarro Enterprises, L.P. are Mario, Joseph, Anthony and Carmela Sbarro.

         In addition to the compensation of Mario, Anthony, Joseph, Gennaro A. and Gennaro J. Sbarro and Anthony J. Missano, (1) Carmela Sbarro, the mother of Mario, Anthony and Joseph Sbarro, who was a co-founder of Sbarro and serves as Vice President and a director, and (2) Carmela N. Merendino, a daughter of Mario Sbarro, who serves as Vice President -- Administration, received $101,923 and $126,442, respectively, from us for services rendered during fiscal 1998. In addition, other members of the immediate families of Mario, Anthony, Joseph and Carmela Sbarro, who are our employees, earned an aggregate of $523,423 during fiscal 1998.

         We, our subsidiaries and the joint ventures in which we have an interest have purchased printing services from a corporation owned by a son-in-law of Mario Sbarro for which they paid, in the aggregate, $322,768 during fiscal 1998. We believe that these services were provided on terms comparable to those that would have been available from unrelated third parties.

         Companies owned by a son of Anthony Sbarro and a company owned by the daughter of Joseph Sbarro paid royalties to us under franchise agreements containing terms similar to those in agreements entered into by us with unrelated franchisees. Such royalties paid to us aggregated $95,151 and $10,406, respectively, during fiscal 1998.

         We intend to elect to be taxed under the provisions of Subchapter S of the Code, and, where applicable and permitted, under similar state and local income tax provisions, beginning as early as fiscal 2000. We will not pay federal and state and local income taxes (with certain limited exceptions) for periods for which we are treated as an S corporation. Rather, our shareholders will include their pro-rata share of our taxable income on their individual income tax returns and thus will be required to pay taxes with respect to their respective shares of our taxable income, whether or not it is distributed to them.

         We have entered into a tax payment agreement with our shareholders. The tax payment agreement will permit us to make periodic distributions ("Tax Distributions") to our shareholders in amounts that are intended to approximate the income taxes, including estimated taxes, that would be payable by our shareholders if their only income were their pro-rata shares of our taxable income and such income were taxed at the highest applicable federal and New York State marginal income tax rates. Tax Distributions may be made only with respect to periods in which we are treated as an S corporation.

         The tax payment agreement provides for adjustments of the amount of Tax Distributions previously paid in respect of a year upon the filing of our federal income tax return for that year, upon the filing of an amended federal income tax return or as a result of an audit. In these circumstances, if it is determined that the amount of Tax Distributions previously made for the year was less than the amount computed based upon our federal income tax return, our amended federal return or as adjusted based on the results of the audit, as the case may be, we may make additional Tax Distributions which might include amounts to cover any interest or penalties. Conversely, if it is determined in these circumstances that the amount of Tax Distributions previously made for a year exceeded the amount computed based on our federal income tax return, our amended federal return or the results of an audit, as the case may be, our shareholders will be required to repay the excess, with, in certain circumstances, interest. In addition, our shareholders will be required to return, with interest, any Tax Distributions previously distributed with respect to any taxable year for which it is subsequently determined that we were not an S corporation.

         Other than the Continuing Shareholders, our directors, executive officers, owners of more than 5% of our common stock and members of the immediate families of the foregoing persons, upon consummation of the Merger, received the same $28.85 merger consideration for each share of our common stock owned by them as the other Public Shareholders receive.

         In accordance with the merger agreement, upon consummation of the Merger, we paid the Public Shareholders merger consideration of $28.85 per share in cash. Other than the Continuing Shareholders, our directors, executive officers, owners of more than 5% of our common stock and members of the immediate families of the foregoing persons received the same $28.85 merger consideration for each share of our common stock owned by them as the other Public Shareholders received. We also terminated all outstanding stock options and paid in cash to each stock option holder, whether or not the option holder's stock options were then vested or exercisable, an amount in cash equal to the excess of $28.85 over the applicable exercise price per share subject to the stock option. The following table sets forth the amount received by our directors, our executive officers and owners of more than 5% of our common stock (including entities controlled by them) upon termination of their stock options:


  NAME                                            RELATIONSHIP TO COMPANY                       AMOUNT
  ----                                            -----------------------                       ------
  Mario Sbarro                    Chairman of the Board, President, Chief Executive           $2,221,987
                                  Officer and Director
  Anthony Sbarro                  Vice Chairman of the Board, Treasurer and Director           1,145,242
  Joseph Sbarro                   Senior Executive Vice President, Secretary and Director      1,323,743
  John Bernabeo                   Vice President-- Architecture and Engineering                    9,312
  Joseph A. Fallarino             Vice President-- Human Resources                                20,188
  Carmela N. Merendino            Vice President-- Administration                                 54,212
  Anthony J. Missano              Corporate Vice President-- Operations                          348,000
  Gennaro A. Sbarro               Corporate Vice President-- Franchising                         389,168
  Gennaro J. Sbarro               Corporate Vice President-- Operations                          348,000
  Leonard G. Skrosky              Senior Vice President-- Real Estate and Lease                  197,500
                                  Administration
  Harold L.Kestenbaum             Director                                                        93,965
  Richard A. Mandell              Director                                                        93,965
  Paul A. Vatter                  Director                                                        93,965
  Terry Vince                     Director                                                        93,965
  Bernard Zimmerman               Director                                                       160,213



         Other members of the immediate family of Mario Sbarro, Anthony Sbarro and Joseph Sbarro received $495,162, $7,350 and $696,000, respectively, in connection with the termination of their stock options.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the ownership of shares of our common stock as of the date of this Prospectus (except as noted below) with respect to (1) holders known to us to beneficially own more than five percent of our outstanding common stock, (2) each of our directors, (3) our Chief Executive Officer and our five next most highly compensated executive officers and (4) all of our directors and executive officers as a group. We understand that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to such owner.



                                                                 SHARES BENEFICIALLY OWNED
       BENEFICIAL OWNER                                         NUMBER               PERCENT
       ----------------                                         ------               -------

       Mario Sbarro(1)................................          1,524,730(2)          21.6%
       Anthony Sbarro(1)..............................          1,233,800             17.5%
       Joseph Sbarro(1)...............................          1,807,914(3)          25.6%
       Trust of Carmela Sbarro(1).....................          2,497,884(4)          35.3%
       Harold L. Kestenbaum...........................                 --            --
       Richard A. Mandell.............................                 --            --
       Paul A. Vatter.................................                 --            --
       Terry Vince....................................                 --            --
       Bernard Zimmerman..............................                 --            --
       Anthony J. Missano.............................                 --            --
       Gennaro A. Sbarro..............................                 --            --
       Gennaro J. Sbarro..............................                 --            --
       All directors and executive officers as a
         group (19 persons)...........................          7,064,328             100.0%




---------
(1) The business address of each of Mario Sbarro, Joseph Sbarro, Anthony Sbarro and the Trust of Carmela Sbarro is 401 Broadhollow Road, Melville, New York 11747.
(2) Excludes the 2,497,884 shares held by the Trust of Carmela Sbarro, of which trust Mario Sbarro serves as a trustee (as to which shares Mr. Sbarro may be deemed a beneficial owner with shared voting and dispositive power).
(3) Includes 609,000 shares owned by a partnership of which Mr. Sbarro is the sole general partner.
(4) The trust was created by Carmela Sbarro for her benefit and for the benefit of her descendants, including Mario, Joseph and Anthony Sbarro. The trustees of the trust are Franklin Montgomery, whose business address is 488 Madison Avenue, New York, New York 10022, and Mario Sbarro. As trustees, Franklin Montgomery and Mario Sbarro may be deemed to be the beneficial owners of these shares with shared voting and dispositive power.

                         DESCRIPTION OF CREDIT FACILITY

         On September 23, 1999, we entered into a credit agreement with European American Bank providing an unsecured revolving credit facility to us that enables us to borrow, on a revolving basis from time to time during its five-year term, up to $30.0 million, including a $10.0 million sublimit for standby letters of credit. The following brief description of our credit agreement does not purport to be complete and is qualified in its entirety to the credit agreement filed as an exhibit to the Registration Statement of which this Prospectus is a part.

SECURITY, GUARANTEES

         None of our assets secure our credit facility. Each of our current and future Restricted Subsidiaries under the Indenture has also guaranteed our obligations under our credit facility, as well as guarantee our obligations under the Notes.

INTEREST

         At our option, the interest rates applicable to loans under our credit facility will be either:

         . the bank's prime rate plus a margin ranging from zero to 0.75% (the initial margin will be 0.50%) or

         . reserve adjusted LIBOR plus a margin ranging from 1.5% to 2.5% (the initial margin will be 2.25%).

         In each case, the margin depends upon the ratio of our senior debt to EBITDA.

FEES

         We have agreed to pay certain fees in connection with our credit facility, including an unused commitment fee at a rate per year that will vary from 0.25% of the undrawn amount of the facility to 0.45% of the undrawn amount of the facility per year, depending upon the ratio of our senior debt to EBITDA. Initially, the unused commitment fee will be 0.40% per year.

REPAYMENT

         Our borrowings under our credit facility are repayable on September 28, 2004. In addition, we will be required to repay our loans and reduce commitments under our credit facility using the proceeds of certain asset sales and the future issuance of certain debt or equity securities by us or our Restricted Subsidiaries.

COVENANTS

         Our credit facility has certain affirmative and negative covenants, including, but not limited to, limitations on liens, indebtedness, guarantees and other contingent obligations, restricted payments, mergers, consolidations and acquisitions of stock or assets, asset sales, investments and transactions with affiliates. In addition, our credit facility contains provisions that under certain circumstances prohibit redemptions or repurchases of the Notes, including repurchases that might otherwise be required pursuant to the terms of the Indenture, and imposes certain conditions on our amending or supplementing the

Indenture. Additionally, we will have to maintain a minimum ratio of our consolidated EBITDA (with our Restricted Subsidiaries) to our consolidated interest expense (with our Restricted Subsidiaries) of at least 2.0 to 1.0 and a ratio of our consolidated senior debt (with our Restricted Subsidiaries) to our consolidated EBITDA (with our Restricted Subsidiaries) ranging from 4.5 to 1.0 in 1999 to 3.9 to 1.0 beginning December 29, 2002.

EVENTS OF DEFAULT

         Our credit facility contains various events of default, including, without limitation, defaults for non-payment of principal, interest, fees or reimbursement obligations with respect to letters of credit, breaches of representations, warranties or covenants, certain events of bankruptcy and insolvency, changes of control, certain ERISA violations and cross-defaults to certain other indebtedness.

                              DESCRIPTION OF NOTES

         You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to Sbarro, Inc. and not to any of its subsidiaries.

GENERAL

         The Company will issue the New Notes pursuant to the same Indenture (the "Indenture"), dated as of September 28, 1999, among the Company, as Issuer, each of the Guarantors, as guarantors, and Firstar Bank, as trustee (the "Trustee"), under which the Company issued the Old Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

         The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, define your rights as holders of the New Notes.

         Copies of the Indenture, Tax Payment Agreement referred to under "-- Certain Covenants -- Covenant relating to Tax Payment Agreement" and "Certain Relationships and Related Transactions" and the Registration Rights Agreement referred to under "--Registration Rights; Liquidated Damages" were filed as exhibits to the Registration Statement of which this Prospectus is a part, which you may receive as set forth under "-- Additional Information." For purposes of this "Description of Notes," the term "Company" refers only to Sbarro, Inc. and not to any of its Subsidiaries.

THE OLD NOTES AND THE NEW NOTES WILL REPRESENT THE SAME DEBT

         The New Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and both series of Notes will be entitled to the benefits of the Indenture and treated as a single class of debt securities. The terms of the New Notes will be the same in all material respects as the Old Notes except that (1) the New Notes will be registered under the Securities Act, and therefore, will not bear legends restricting the transfer thereof and (2) certain of the registration rights, under the Registration Rights Agreement, relating to the New Notes are different than those relating to the Old Notes and, therefore, the defaults under the Registration Rights Agreement that may require the Company to pay additional interest will be different for the New Notes and the Old Notes. See "Registration Rights Agreement; Liquidated Damages." If the Exchange Offer is consummated, holders of Old Notes who do not exchange their Old Notes for New Notes will vote together with holders of the New Notes for all relevant purposes under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Old Notes and the New Notes then outstanding.

BRIEF DESCRIPTION OF THE NOTES AND THE GUARANTEES

         The Notes:

         .        are senior, unsecured obligations of the Company;

         . rank pari passu in right of payment with all present and future senior indebtedness of the Company;

         . are senior in right of payment to all present and future indebtedness of the Company that by its terms is expressly subordinated to the Notes;

         . are effectively subordinated to all present and future secured indebtedness of the Company to the extent of the assets securing such indebtedness; and

         . are effectively subordinated to claims of creditors of the Company's subsidiaries, except to the extent that holders of the Notes may be creditors of such subsidiaries pursuant to a Subsidiary Guarantee.

         On a pro forma basis, after giving effect to the Transaction, if it had occurred as of July 18, 1999, the Company's aggregate consolidated indebtedness would have been approximately $265.0 million (none of which would have been expressly subordinated by its terms in right and priority of payment to the Notes), which does not include guarantees of indebtedness and reimbursement obligations in respect of letters of credit in the aggregate amount of approximately $8.8 million and guarantees of certain real property lease obligations of our Unrestricted Subsidiaries and related joint ventures. In addition, the Company would have had $16.2 million of additional borrowings available under the Credit Facility (net of outstanding letters of credit and certain guarantees of reimbursement obligations that currently aggregate approximately $1.8 million), subject to the Company's satisfaction of certain conditions. The Indenture permits the Company to incur additional Indebtedness in the future, subject to certain restrictions. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

         As of September 28, 1999, certain of the Company's Subsidiaries, including Sbarro Venture, Inc. (which has a 70% interest in the joint venture that owns and operates the "Salute" and "Cafe Med" restaurants), Sbarro City Venture, Inc. (which has a 50% interest in the joint venture that is planning to open additional Italian Mediterranean restaurants), Sbarro New Hyde Park Inc. (which has an 80% interest in the joint venture that owns and operates "Umberto of New Hyde Park" restaurants ), Sbarro Boulder Inc.(which has a 40% interest in the joint venture that owns and operates "Boulder Creek Steaks & Saloon," "Rothmann's Steakhouse" and the "Burton & Doyle" steakhouse), Mex-SS, Inc. (which has a 50% interest in the joint venture that owns and operates "Baja Grill" restaurants) and Sbarro Seafood Inc. (which has a 25% interest in the recently formed joint venture to establish an Italian seafood restaurant), and their respective Subsidiaries, will be Unrestricted Subsidiaries. Under certain circumstances, the Company is to designate additional current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. The Company's payment obligations under the Notes will be guaranteed, jointly and severally, by all of the Company's present and future Restricted Subsidiaries. See "-- Subsidiary Guarantees." Unrestricted Subsidiaries will not be required to guarantee the Company's payment obligations under the Notes. In the event of a bankruptcy, liquidation or reorganization of any Unrestricted Subsidiary, such Unrestricted Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us.

         For the twelve months ended July 18, 1999, the Subsidiaries that will be Unrestricted Subsidiaries as of the Closing Date had Adjusted EBITDA (as defined in Note (6) under "Prospectus Summary -- Summary Consolidated Historical and Pro Forma Financial Data") of $1.2 million and EBITDA margin of 9.1%. As of July 18, 1999, we had an aggregate investment in our Unrestricted Subsidiaries and related joint ventures of approximately $9.0 million, which does not include guarantees of indebtedness and reimbursement obligations in respect of letters of credit in the aggregate amount of approximately $8.8 million and guarantees of certain real property lease obligations of such Unrestricted Subsidiaries and related joint ventures.

         The Company's payment obligations under the Notes are jointly and severally guaranteed (the "Subsidiary Guarantees") by all of the Company's Restricted Subsidiaries existing on the Closing Date. The Indenture provides that if the Company or any of its Subsidiaries shall acquire or create another Restricted Subsidiary after the Closing Date, or any Unrestricted Subsidiary shall cease to be an Unrestricted Subsidiary and shall become a Restricted Subsidiary, then such Subsidiary shall become a Guarantor of the Notes and deliver an opinion of counsel, in accordance with the terms of the Indenture. The obligations of each Guarantor under its Subsidiary Guarantee are limited to the maximum amount that would not result in the obligations of such Guarantor under its Subsidiary Guarantee constituting a fraudulent conveyance under applicable law.

         The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person, unless:

                  (1) the Person formed by or surviving such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and expressly assumes, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, all the obligations of such Guarantor under the Notes and the Indenture; and

                  (2) immediately after giving effect to such transaction, no Default or Event of Default exists.

The provisions of clause (1) of the preceding sentence shall not apply if the Person formed by or surviving the relevant consolidation or merger or to which the relevant sale, assignment, transfer, lease, conveyance or other disposition shall have been made is the Company, a Guarantor or a Person that is not, after giving effect to such transaction, a Restricted Subsidiary of the Company.

         The Indenture provides that in the event:

                  (1) of a merger or  consolidation  to which a  Guarantor  is a party, then the Person formed by or surviving such merger or consolidation (if, after giving effect to such transaction, such Person is neither the Company nor a Restricted Subsidiary of the Company) shall be released and discharged from the obligations of such Guarantor under its Subsidiary Guarantee or

                  (2) of a sale or other disposition (whether by merger, consolidation or otherwise) of all of the Equity Interests of a
         Guarantor at the time owned by the Company and its Restricted Subsidiaries to any Person that, after giving effect to such transaction, is neither the Company nor a Restricted Subsidiary of the Company, then such Guarantor shall be released and discharged from its obligations under its Subsidiary Guarantee or

                  (3) that a Guarantor shall have been effectively designated by the Board of Directors of the Company as an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor shall be released and discharged from its obligations under its Subsidiary Guarantee, provided that, in the case of each of clauses (1), (2) and (3), (A) the relevant transaction or designation, as the case may be, is in compliance with the Indenture, (B) immediately after giving effect to such transaction or designation, no Default or Event of Default shall exist and (C) the Person being released and discharged shall have been released and discharged from all obligations it might otherwise have under guarantees of Indebtedness of the Company or any of its Restricted Subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

         The Notes are general, unsecured obligations of the Company. The Company issued $255.0 million aggregate principal amount of Old Notes upon consummation of the Transaction. The Notes may be issued in denominations and integral multiples of $1,000. The Notes will mature on September 15, 2009.

         Subject to the covenants described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company may issue additional Notes (the "Additional Notes") under the Indenture. The Old Notes, the New Notes and any Additional Notes that the Company subsequently issues under the Indenture would be treated as a single class for all purposes under the Indenture.

         Interest on the Notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2000, to Holders of record on the immediately preceding March 1 and September 1, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

         Principal of and premium, interest and Liquidated Damages, if any, on the Notes is payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments on the Global Notes and all payments of principal, premium, interest and Liquidated Damages, if any, with respect to Notes, the Holders of which have given wire transfer instructions to the Company at least five business days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

         Prior to September 15, 2004, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the Make-Whole Price, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date.

         On or after September 15, 2004, the Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

             YEAR                                      PERCENTAGE
             ----                                      ----------
             2004................................        105.500%
             2005................................        103.667
             2006................................        101.833
             2007 and thereafter.................        100.000%

         Notwithstanding the foregoing, at any time on or prior to September 15, 2002, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued, including any Additional Notes issued under the Indenture, at a redemption price equal to 111% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that (i) at least 65% of the aggregate principal amount of Notes originally issued, including any Additional Notes issued under the Indenture, remain outstanding immediately following each such redemption and (ii) such redemption shall occur within 60 days of the closing of each such Public Equity Offering.

SELECTION AND NOTICE

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

         Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

         CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, unless notice of redemption of the Notes in whole has been given pursuant to the provisions of the Indenture described above under "Optional Redemption," the Company will be obligated to make an offer (a "Change of Control Offer") to each Holder of Notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following a Change of Control, the Company will mail a notice to each Holder with a copy to the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no later than the third business day following the expiration date of the Change of Control Offer (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. A Change of Control Offer must remain open for at least 30 and not more than 40 days (unless otherwise required by applicable law). In addition, the Company must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful,

                  (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

                  (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and

                  (3) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

         The Paying Agent will promptly mail or deliver to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. However, restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their respective properties, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a future highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

         The Credit Facility provides that a Change of Control without the prior written consent of the Required Lenders will constitute an event of default thereunder and contains a covenant that would be breached by a repurchase of Notes pursuant to a Change of Control Offer. Any other credit agreements or other agreements governing indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes pursuant to a Change of Control Offer, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance or repay the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn,



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


constitute a default under the Credit Facility. Such a default would permit the lenders under the Credit Facility to declare the Indebtedness thereunder to be due and payable.

         The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

         The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

         ASSET SALES

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless

                  (i) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors of the Company set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and

                  (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of

                           (a) any  liabilities  (as shown on the  Company's  or
                  such Restricted Subsidiary's most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation agreement that expressly releases the Company or such Restricted Subsidiary from further liability and

                           (b) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 30 days after such Asset Sale (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

         Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company, at its option, may apply such Net Proceeds

                  (1) to permanently reduce any Senior Debt of the Company and/or its Wholly-Owned Restricted Subsidiaries (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) or

                  (2) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other assets (other than assets that would be classified as current assets in accordance with GAAP), in each case, in the same or a reasonably similar line of business as the Company and its Restricted Subsidiaries were engaged in on the date of the Indenture or in any business reasonably complementary, related or incidental thereto as determined in good faith by the Board of Directors of the Company.

         Pending the final application of any such Net Proceeds, the Company may apply such Net Proceeds to temporarily reduce borrowings under the Credit Facility or invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

         When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that does not exceed the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture.

         To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased). Upon completion of an Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Asset Sale Offer must be commenced within 30 days following the date on which the aggregate amount of Excess Proceeds exceeds $5.0 million and remain open for at least 30 and not more than 40 days (unless otherwise required by applicable law).

         The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. The Credit Facility will limit the Company's ability to conduct an Asset Sale Offer.

CERTAIN COVENANTS

         RESTRICTED PAYMENTS

         The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly,

                  (1) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger (other than the Merger) or consolidation involving the Company) or to any direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions (a) payable in Equity Interests (other than Disqualified Stock) of the Company or (b) payable to the Company or any Guarantor that is a Wholly-Owned Restricted Subsidiary of the Company);

                  (2) except for Permitted Investments in Persons that are, or after giving effect to such Investments become, Subsidiaries of the Company, purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger (other than the Merger) or consolidation involving the Company) any Equity Interests of the Company or any

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



         Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company, any Equity Interests then being issued by the Company or a Wholly Owned Restricted Subsidiary of the Company or any Investment in a Person that, after giving effect to such Investment, is a Wholly Owned Restricted Subsidiary of the Company);

                  (3) make any payment on or with respect to, or purchase, redeem, repay, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or any Guarantee thereof, except a regularly scheduled payment of interest or principal; or

                  (4)      make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

                  (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

                  (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " -- Incurrence of Indebtedness and Issuance of Preferred Stock" if the number 2.5 in such paragraph were 2.0; and

                  (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by the Company and its Restricted Subsidiaries after the Closing Date (excluding Restricted Payments permitted by clauses (ii), (iii), (v) and (vi) and clause (viii) (if and to the extent that the reimbursement obligations paid pursuant to clause (viii) are direct obligations of the Company or any of its Restricted Subsidiaries and are in respect of letters of credit issued prior to the Closing Date) of the next succeeding paragraph), is less than the sum, without duplication, of

                           (1) 50% of the  Adjusted  Consolidated  Net Income of
                  the Company for the period (taken as one accounting period) from the Closing Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Adjusted Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

                           (2) 100% of the aggregate net cash proceeds  received
                  by the Company from the issue or sale since the Closing Date of Equity Interests of the Company (other than Disqualified Stock), or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus

                           (3) to the  extent  that  any  Restricted  Investment
                  (other than any Committed Restricted Investment) that was made after the Closing Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to

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



                  such Restricted Investment (less the cost of disposition, if any) (but only to the extent not included in subclause (1) of this clause (c) or applied to reduce Unrestricted Investments Outstanding) and (B) the initial amount of such Restricted Investment, plus

                           (4) to the  extent  that  any  Restricted  Investment
                  (other than any Committed Restricted Investment) that was made after the Closing Date in the form of a guarantee of Indebtedness is reduced as a result of a reduction in the maximum principal amount of Indebtedness that may be guaranteed under such guarantee, the amount of such reduction, plus

                           (5) to the  extent  that  any  Restricted  Investment
                  (other than any Committed Restricted Investment) that was made after the Closing Date in the form of the furnishing of a letter of credit as security for Indebtedness or other obligations is reduced as a result of a reduction in the maximum reimbursement obligations in respect of such letter or credit, the amount of such reduction, plus

                           (6) to the  extent  that  any  Restricted  Investment
                  (other than any Committed Restricted Investment) that was made after the Closing Date in the form of the guarantee of a lease has been amortized (as provided in the definition of "Investments"), the amount of such amortization, plus

                           (7) to the  extent  that  any  Restricted  Investment
                  (other than any Committed Restricted Investment) that was made after the Closing Date in the form of a guarantee of obligations other than Indebtedness or a lease is reduced as a result of a reduction in the maximum liability under such guarantee, the amount of such reduction, plus

                           (8) in the event that (A) any Unrestricted Subsidiary
                  shall  have  been  effectively  designated  by  the  Board  of
                  Directors of the Company as a Restricted Subsidiary in accordance with the terms of the Indenture and (B) immediately after giving effect to such designation no Default or Event of Default shall have existed and such Subsidiary shall have become a Wholly-Owned Restricted Subsidiary of the Company, the lowest of (x) an amount equal to the fair market value (as determined in good faith by the Board of Directors of the Company) at the time of such designation of the outstanding Investments of the Company and its Restricted Subsidiaries in the Subsidiary so designated, (y) an amount equal to the net book value of such outstanding Investments at the time of such designation and (z) an amount equal to the amount of Restricted Investments (other than Committed Restricted Investments) made by the Company and its Restricted Subsidiaries in such Subsidiary after the Closing Date less the amount, if any, of any amounts included in subclause (3),
                  (4), (5), (6) or (7) of this clause (c) in respect of such Subsidiary, plus

                           (9) $20.0 million.

                  The foregoing provisions will not prohibit

                  (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

                  (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net

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


         cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (2) of the preceding paragraph;

                  (iii) the redemption, repurchase, retirement, defeasance or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

                  (iv)  the  repurchase,  redemption  or  other  acquisition  or retirement  for value of any  Equity  Interests  of the  Company or any
         Restricted Subsidiary of the Company held by any member of the Company's (or any of its Restricted Subsidiaries') management or board of directors or any employee stock ownership plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

                  (v) Tax Distributions in respect of periods when the Company is an S Corporation;

                  (vi) Committed Restricted Investments;

                  (vii) Restricted Investments consisting of payments pursuant to guaranties (not prohibited by the provisions of the Indenture) of Indebtedness;

                  (viii) Restricted Investments consisting of payments pursuant to reimbursement obligations in respect of letters of credit (not prohibited by the provisions of the Indenture) securing Indebtedness or other obligations; and

                  (ix) Restricted Investments consisting of payments pursuant to guaranties (not prohibited by the provisions of the Indenture) of obligations (other than Indebtedness),

 provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (i) through (iv) no Default or Event of Default shall have occurred and be continuing.

         The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Notwithstanding the two preceding sentences, the amount of any Restricted Investment that is a guarantee of (or the furnishing of a letter or credit as security for) Indebtedness or other obligations shall be as determined under the definition of "Investments." Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payments were permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

         The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this

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


covenant. All such outstanding Investments in the Subsidiary so designated will be deemed to constitute Investments in an amount equal to the sum of (a) the greater of (i) the net book value of such Investments at the time of such designation and (ii) the fair market value of such Investments at the time of such designation and (b) the amount of such Investments constituting a guarantee of (or the furnishing of a letter of credit as security for) Indebtedness or other obligations. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

         Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

         INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

         The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company's Restricted Subsidiaries will not issue any shares of Preferred Stock (other than to the Company or a Wholly Owned Restricted Subsidiary of the Company); provided, however, that the Company and the Guarantors may incur Indebtedness (including Acquired Debt) if the Consolidated Interest Coverage Ratio of the Company for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.5 to 1, determined on a pro forma basis, as if the additional Indebtedness had been incurred at the beginning of such four-quarter period and no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence.

         The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

              (i)  the   incurrence  by  the  Company  and  the   Guarantors  of
         Indebtedness under (A) the Credit Facility, (B) Capital Lease Obligations or (C) purchase money or mortgage financings; provided that the aggregate amount of all Indebtedness (with letters of credit being deemed for all purposes of the Indenture to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries in respect thereof) outstanding under this clause (i) after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (i), does not exceed a principal amount equal to $75.0 million less the aggregate principal amount of all Indebtedness permanently repaid with the Net Proceeds of any Asset Sale;

              (ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes, the Guarantees thereof and the Indenture in the principal amount of Notes originally issued on the Closing Date;

               (iii)  the   incurrence   by  the  Company  and  its   Restricted
          Subsidiaries of the Existing Indebtedness;

              (iv) the incurrence by the Company and the Guarantors of additional Indebtedness (other than Hedging Obligations) in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

              (v) the incurrence by the Company and the Guarantors of Indebtedness in connection with the acquisition of assets or a new Wholly-Owned Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company and the Guarantors and was not incurred in connection with, or in contemplation of, such acquisition by the Company and the Guarantors and provided further that the aggregate principal amount of Indebtedness incurred pursuant to this clause (v) does not exceed $5.0 million at any time outstanding;

              (vi) the incurrence by the Company and its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than Hedging Obligations and other than Indebtedness permitted to be incurred pursuant to clause (iv), clause (vii) or clause (ix) of this paragraph) that was permitted by the Indenture to be incurred;

              (vii) the incurrence by the Company or any of its Wholly Owned Restricted Subsidiaries of intercompany Indebtedness between or among the Company and its Wholly Owned Restricted Subsidiaries; provided, however, that any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, and any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

              (viii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of hedging against fluctuations in currency values or for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness of the Company or any of its Restricted Subsidiaries that is permitted by the terms of the Indenture to be outstanding, provided that the notional principal amount of any Hedging Obligations does not exceed the principal amount of Indebtedness to which such agreement relates; and

              (ix) the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Wholly Owned Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant.


         For purposes of determining the amount of any Indebtedness of any Person under this covenant, (a) the principal amount of any Indebtedness of such Person arising by reason of such Person having



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granted  or assumed a Lien on its  property  to secure  Indebtedness  of another
Person shall be the lower of the fair market value of such property and the principal amount of such Indebtedness outstanding (or committed to be advanced) at the time of determination; (b) the amount of any Indebtedness of such Person arising by reason of such Person having Guaranteed Indebtedness of another Person where the amount of such Guarantee is limited to an amount less than the principal amount of the Indebtedness so Guaranteed shall be such amount as so limited; and (c) Indebtedness shall not include a non-recourse pledge by the Company or any of its Restricted Subsidiaries of Investments in any Person that is not a Restricted Subsidiary of the Company to secure the Indebtedness of such Person.

         For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (ix) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof.

         LIENS

         The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with such Indebtedness or trade payables for so long as such Indebtedness or trade payables are so secured; provided, however, that the provisions of this sentence shall not prohibit Permitted Liens.

         DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

         The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

                  (i) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness or other Obligations owed to the Company or any of its Restricted Subsidiaries,

                  (ii) make loans or advances to the Company or any of its Restricted Subsidiaries,

                  (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

                  (iv) grant Liens on its assets as security for the Notes or any Guarantee thereof or

                  (v) Guarantee the Notes or any renewals or refinancings thereof,

except for such encumbrances or restrictions (other than encumbrances and restrictions in respect of clause (v) of this sentence) existing under or by reason of

              (a) Existing Indebtedness as in effect on the Closing Date,


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              (b) the Credit  Facility as in effect as of the Closing Date,  and
         any  amendments,  modifications,   restatements,  renewals,  increases,
         supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more
         restrictive   with  respect  to  such   dividend   and  other   payment
         restrictions than those contained in the Credit Facility as in effect on the Closing Date,

              (c) the Notes, any Guarantee thereof and the Indenture,

              (d) applicable law,

              (e) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the Equity Interests, properties or assets of any Person, other than the Person, or the Equity Interests, property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

              (f) by reason of customary nonassignment provisions (or provisions prohibiting sublease) in leases entered into in the ordinary course of business and consistent with past practices,

              (g) purchase money or mortgage obligations permitted by the Indenture for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) or (iv) above on the property so acquired,

              (h) customary restrictions in asset or stock sale agreements limiting transfer of such assets or stock pending the closing of such sale,

               (i) customary non-assignment provisions in contracts entered into in the ordinary course of business, or

              (j) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

         MERGER, CONSOLIDATION OR SALE OF ASSETS

         The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless

                  (1) the Company is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia;

                  (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and



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


         the  Indenture  pursuant  to  a  supplemental   indenture  in  a  form
         reasonably satisfactory to the Trustee;

                  (3) immediately after giving effect to such transaction no Default or Event of Default exists; and

                  (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock."

         TRANSACTIONS WITH AFFILIATES

         The Indenture provides that neither the Company nor any of its Subsidiaries will make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction"), unless

                  (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and

                  (2) the Company delivers to the Trustee

                           (a) with  respect  to any  Affiliate  Transaction  or
                  series of related Affiliate Transactions involving aggregate payments or consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the independent members of the Board of Directors and

                           (b) with  respect  to any  Affiliate  Transaction  or
                  series of related Affiliate Transactions involving aggregate payments or consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

         The foregoing provisions do not prohibit

                  (1) any reasonable employment agreement or other compensation plan or arrangement paid or made available to officers or employees of the Company or its Subsidiaries for services actually rendered or to be rendered and entered into by the Company or any Subsidiary in the ordinary course of business and consistent with past practice;


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

                  (2) transactions between or among the Company and/or its Wholly Owned Restricted Subsidiaries;

                  (3) any Remote Guarantee or Permitted Investment or any Restricted Payment that is permitted by the provisions of the Indenture described above under the caption "Restricted Payments";

                  (4) transactions between or among Unrestricted Subsidiaries of the Company;

                  (5) the provision, in the ordinary course of business consistent with past practice and for cash consideration not less than the cost thereof, of support services (such as accounting, architectural, legal and administrative services) by the Company and its Restricted Subsidiaries to Unrestricted Subsidiaries of the Company and entities in which the Company has, directly or indirectly, an equity interest of 20% or more;

                  (6) the Tax Payment Agreement;

                  (7) leases or subleases by the Company and its Restricted Subsidiaries of real property to Unrestricted Subsidiaries or Persons in which Unrestricted Subsidiaries have an equity interest to the extent that such leases or subleases are in effect on the Closing Date;

                  (8) guarantees of Indebtedness or real property lease obligations of Unrestricted Subsidiaries or entities in which Unrestricted Subsidiaries have an equity interest to the extent that such guarantees are in effect on the Closing Date; or

                  (9) payments by the Company to Sbarro Enterprises, L.P. under the sublease for the Company's administrative office building as in effect on the Closing Date.

LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES

         The Indenture provides that the Company

                  (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests or other ownership interests (including convertible debt securities) of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests and other ownership interests of such Wholly Owned Restricted Subsidiary and (b) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "-- Asset Sales," and

                  (2) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests or other ownership interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.


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

         ADDITIONAL SUBSIDIARY GUARANTEES

         The Indenture provides that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary shall become a Guarantor and deliver an opinion of counsel, in accordance with the terms of the Indenture; provided, however, that all Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the Indenture shall not be subject to the preceding clause for so long as they continue to constitute Unrestricted Subsidiaries.

         PAYMENTS FOR CONSENT

         The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

         COVENANTS RELATING TO TAX PAYMENT AGREEMENT

         The Indenture includes a number of covenants relating to the Tax Payment Agreement, including agreements by the Company

                  (a) if it elects to be treated as an S corporation for federal income tax purposes, to elect (to the extent permitted by applicable law) to be treated as an S corporation or its equivalent for state and local income tax purposes,

                  (b) to give notice to the Trustee if it learns of any termination of its status as an S corporation,

                  (c) to provide the Trustee with certificates as to computations under the Tax Payment Agreement, including an annual certificate from the Company's independent accountants confirming computations based on the Company's federal income tax return, and

                  (d) to cause its shareholders to make any repayments of Tax Distributions required by the Tax Payment Agreement.

         In addition, the Indenture provides that any such repayments must be treated as capital contributions which shall not increase the amount available for Restricted Payments, except for any such increase resulting from such repayments causing an increase in Adjusted Consolidated Net Income.

         REPORTS

         The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes

                  (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial


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

         statements or in the footnotes thereto, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial information and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report on said financial statements (including the footnotes thereto) by the Company's then certified independent accountants and

                  (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, the Company will (without being required to register the Notes under Section 12 of the Exchange Act) file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and its Restricted Subsidiaries will agree that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default:

                  (1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes;

                  (2) default in payment when due (whether payable at maturity, upon redemption or otherwise) of the principal of or premium, if any, on the Notes;

                  (3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption "Change of Control," "Asset Sales," or "Merger, Consolidation or Sale of Assets;"

                  (4)  failure  by  the   Company  or  any  of  its   Restricted
         Subsidiaries for 30 days after written notice by the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes other than those referred to in clauses (1), (2) or (3) above;

                  (5) default under any mortgage,  indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Closing Date, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period, if any, provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

                  (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million and either (a) any creditor commences enforcement proceedings upon any such judgment or (b) such judgments are not paid, discharged or stayed for a period of 60 days;


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

                  (7) except as permitted by the Indenture, any Guarantee of the Notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee of the Notes; and

                  (8) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes and all other Obligations thereunder to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, interest or Liquidated Damages, if any,) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, premium, if any, interest or Liquidated Damages, if any, on the Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.


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

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for

                  (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes when such payments are due from the trust referred to below,

                  (2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

                  (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and

                  (4) the Legal Defeasance provisions of the Indenture.

         In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance

                  (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

                  (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Closing Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes, as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                  (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                  (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

                  (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                  (6) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust fund will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

                  (7) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

                  (8) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

SATISFACTION AND DISCHARGE

         The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder when:

         (1)  either:

              (a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

              (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name of and at the expense of the Company and the Company has irrevocably deposited or caused to be deposited with the Trustee, in trust, for the benefit of the Holders of Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

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

         (2) such deposit, if made pursuant to the preceding clause (1)(b), will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

         (3) the Company has paid or caused to be paid all sums payable by it under the Indenture;

         (4) the Company has delivered irrevocable instructions to the Trustee to apply all money and Government Securities deposited pursuant to the preceding clause (1)(b) toward the payment of the Notes at maturity or the redemption date, as the case may be;

         (5) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit, if made pursuant to the preceding clause 1(b), was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

         (6) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the satisfaction and discharge of the Indenture have been complied with; and

         (7) the Trustee shall have received such other documents and assurances as the Trustee shall reasonably require.

TRANSFER AND EXCHANGE

         A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or between a record date and the next succeeding Interest Payment Date.

         The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

                  (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

                  (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes or, if the Company has become obligated to make a Change of Control Offer or an Asset Sale Offer, amend, change or modify the obligation of the Company to make or consummate such Change of Control Offer or Asset Sale Offer;

                  (3) reduce the rate of or change the time for payment of interest or Liquidated Damages, if any, on any Note;

                  (4) waive a Default or Event of Default in the payment of principal of or premium, interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

                  (5) make any Note payable in money other than that stated in the Notes;

                  (6) make any change in certain provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, interest or Liquidated Damages, if any, on the Notes;

                  (7) waive a redemption payment with respect to any Note;

                  (8) except as described in the third paragraph under "-- Subsidiary Guarantees," release any Guarantor from its Guarantee of the Notes; or

                  (9) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or any Guarantor's obligations to Holders of Notes in the case of a merger, consolidation or sale of assets, to provide security for the Notes, to add a Guarantor, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

         The Trustee has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

         The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any

Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense.


ADDITIONAL INFORMATION

         Anyone who receives this may obtain a copy of the Indenture, the Tax Payment Agreement and the Registration Rights Agreement, as set forth under "Where You Can Find More Information."

BOOK-ENTRY, DELIVERY AND FORM

         BOOK-ENTRY

         Except as set forth in the next paragraph, the Notes will be issued in the form of one or more fully registered Notes in global form (the "Global Notes"). Following the Closing Date, Notes resold to institutional "accredited investors" (as defined in Rule 501(a)(1), (2) (3) or (7) under the Securities
Act) will be represented by a separate note in registered global form or by Certificated Securities as described below and Notes resold to persons who acquire such securities in reliance on Regulation S under the Securities Act ("non-U.S. Persons") will be represented by a separate global note or by Certificated Securities as described below.

         Notes that are issued as described below under "Certificated Securities" will be issued in the form of registered definitive Certificates (the "Certificated Securities"), such Certificated Securities may, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in a Global Note representing the principal amount of Notes being transferred.

         The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, New York, New York (the
"Depositary"), and registered in the name of Cede & Co. ("Cede"), as the Depositary's nominee, in each case for credit to an account of a direct or indirect participant in the Depositary as described below. The Depositary is a limited-purpose trust company organized under the New York Banking Law that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as brokers, dealers, banks and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

         So long as the Depositary or its nominee (the "Global Note Holder") is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by a Global Note. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Accordingly, beneficial owners of an interest in a Global Note must rely on the procedures of the Depositary, and if such person is not a Participant, on the procedures of the Participant or Indirect Participant through which such person owns its interest, to exercise any rights and fulfill any obligations of a Holder under the Indenture. None of the Company, the Trustee, the Registrar or any Paying Agent will have any responsibility or liability for any aspect of the records of the Depositary, any Participant or any Indirect Participant or for maintaining, supervising or reviewing any records of any of them relating to the Notes, and each of the

Company, the Trustee, the Registrar or any Paying Agent may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

         Upon issuance of the Global Notes, the Global Note Holder will credit, on its book-entry registration and transfer system, the number of Notes represented by such Global Notes to the accounts of the Participants. The accounts to be credited upon issuance shall be designated by the Initial Purchaser. Ownership of beneficial interests in the Global Notes will be limited to Participants or Indirect Participants in the Depositary. Ownership of beneficial interest in such Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to Participants' interests) for such Global Notes, or by Participants or Indirect Participants (with respect to beneficial interests of persons other than Participants).

         The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because the Depositary can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interest in a Global Note to pledge such interests to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, none of the Company, the Trustee, the Registrar or the Paying Agent has or will have any responsibility or liability for the payment of such amounts (or the timing of such payments) to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

         The Global Notes (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth in the Indenture. Except as set forth below, record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee. Transfers between Participants in the Depositary's system will be effected in accordance with the Depositary's procedures, and will be settled in same-day funds.

         The Depositary has advised the Company that it will take any action permitted to be taken by a Holder of the Notes only at the direction of one or more Participants to whose account with the Depositary interests in the Global Notes are credited.

         The information in this section concerning the Depositary and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.



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

         CERTIFICATED SECURITIES

         Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Notes would be subject to the legend requirements described under "Notice to Investors" below. In addition, if

         (1) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a Depositary and the Company is unable to locate a qualified successor within 90 days,

         (2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, or

         (3) if a Default or Event of Default occurs and any owner of a beneficial interest in a Global Note so requests,

then, upon surrender by the Global Note Holder of a Global Note, Notes in the form of Certificated Securities will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

         Upon the transfer of Certificated Securities to a person entitled to hold an interest in a Global Note under the Indenture, such Certificated Securities may, unless a Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in a Global Note representing the principal amount of Notes being transferred.

         SAME-DAY SETTLEMENT AND PAYMENT

         The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, and interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

         The Notes represented by the Global Notes are eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.



REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         The Company, the Guarantors and the Initial Purchaser have entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company and the Guarantors have agreed to file with the SEC the Exchange Offer Registration Statement of which this Prospectus is a part the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted

Securities (pursuant to the Exchange Offer) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes. If

                  (1) the Company is not required to file the Exchange Offer Registration Statement or is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy or is not otherwise permitted by the SEC,

                  (2) for any reason the Exchange Offer is not consummated within 210 days after the Closing Date or

                  (3)  the  Initial  Purchaser  that  is a  Holder  of  Transfer
         Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (a) it is prohibited by law or SEC policy from participating in the Exchange Offer, (b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (c) it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, then the Company and the Guarantors will file with the SEC a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

         The Company and the Guarantors must use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until the earliest to occur of

              (1) the date on which such Note has been exchanged by a person other than a broker-dealer for an Exchange Note in the Exchange Offer,

              (2) following the exchange by a broker-dealer in the Exchange Offer of a Note for an Exchange Note, the date on which such Exchange
         Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement,

              (3) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or

              (4) the date on which such Note may be freely transferred without restriction under the Securities Act or is distributed to the public pursuant to Rule 144 under the Securities Act.

         The Registration Rights Agreement provides that

                  (1) the Company and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 60 days after the Closing Date,

                  (2) the Company and the Guarantors will use their best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 180 days after the Closing Date,


                  (3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will commence the Exchange Offer and use their best efforts to issue, on or prior to 30 days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and

                  (4) if obligated to file the Shelf Registration Statement, the Company and the Guarantors will use their best efforts to file the Shelf Registration Statement with the SEC on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 180 days after such obligation arises.

         If (a) the Company and the Guarantors fail to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration
Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company and the Guarantors fail to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer
Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the Company will pay an amount ("Liquidated Damages") to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default, in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Interest Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

         Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness or Preferred Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness or Preferred Stock incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.




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         "Adjusted  Consolidated  Net Income" means,  with respect to any Person for any period, the sum of (i) the Consolidated Net Income of such Person for such period plus (ii) the aggregate amount of intangible amortization charges resulting from the Merger to the extent that such intangible amortization charges were deducted in computing such Consolidated Net Income.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

         "Asset Sale" means

                  (1)  the  sale,   lease,   conveyance  or  other   disposition
         (collectively, "dispositions") of any assets or rights (including, without limitation, by way of a sale and leaseback), other than dispositions of inventory in the ordinary course of business consistent with past practices (provided that the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "Change of Control" and/or the provisions described above under the caption "Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and

                  (2) the issuance of Equity Interests by any Restricted Subsidiary or the disposition by the Company or a Restricted Subsidiary of Equity Interests in any of the Company's Restricted Subsidiaries
         (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary of the Company);

provided, however, that the term Asset Sale shall not include any disposition of any assets or rights or any issuance or disposition of Equity Interests if such transaction would have been an Asset Sale in the absence of this proviso to the extent that the gross proceeds thereof do not exceed, in aggregate amount together with all other such dispositions or issuances, $3.0 million in any fiscal year of the Company (such proceeds, to the extent non-cash, to be determined in good faith by the Board of Directors of the Company).

         Notwithstanding the foregoing, the following will be deemed not to be Asset Sales:

                  (1) a transfer of assets or rights or Equity Interests by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

                  (2)  an  issuance  of  Equity  Interests  by  a  Wholly  Owned
         Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

                  (3) a Permitted Investment or Restricted Payment that is permitted by the covenant described above under the caption "Restricted Payments";

                  (4) a disposition of Cash Equivalents solely for cash or other Cash Equivalents; and



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


                  (5) a disposition of assets in a single transaction or group of related transactions, the gross proceeds of which do not exceed $10,000 (such proceeds, to the extent non-cash, to be determined in good faith by the Board of Directors of the Company).

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means

                  (1) in the case of a corporation, corporate stock,

                  (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

                  (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

                  (4) any other interest or participation that confers on a Person the right to receive a share of the profits (other than incentive compensation arrangements based upon profits) and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means

                  (1) United States dollars,

                  (2)  securities  issued or directly  and fully  guaranteed  or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition,

                  (3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of AB or better,

                  (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

                  (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's, a division of The McGraw Hill Companies, and in each case maturing within six months after the date of acquisition and

                  (6) Investments in money market funds substantially all the assets of which are comprised of securities and other obligations of the types described in clauses (1) through (5) above.

         "Change of Control" means the occurrence of any of the following:

                  (1) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, directly or indirectly, of all or substantially all of the assets of the Company and its

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


          Restricted Subsidiaries taken as a whole to any Person or "group" (as such term is used in Section 13(d)(3) of the Exchange Act), other than to one or more Permitted Holders,

                  (2) the adoption of a plan relating to the liquidation or dissolution of the Company,

                  (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or group, other than one or more Permitted Holders, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 35% of the Voting Stock of the Company (measured by voting power rather than number of shares) or

                  (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

         "Closing Date" means the date of the closing of the sale of the Notes initially issued pursuant to the Indenture.

         "Committed Restricted Investments" means up to $13.9 million of Investments that were, as of August 30, 1999, committed to be made by the Company and its Restricted Subsidiaries and are set forth in a Schedule to the Indenture.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted in computing such Consolidated Net Income,

                  (1) an amount equal to any net loss realized in connection with an Asset Sale,

                  (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period and Tax Distributions, if any,

                  (3) Consolidated Interest Expense, and

                  (4) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus

                  (5) non-cash items increasing such Consolidated Net Income for such period, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.


         Notwithstanding the foregoing, (1) the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Person was included in calculating Consolidated Net Income and (2) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not such Unrestricted Subsidiary has paid any dividends or distributions to the Company or any of its Restricted Subsidiaries.

         "Consolidated Interest Coverage Ratio" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees, redeems or repays any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the "Calculation Date"), then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, redemption or repayment of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter reference period.

         In addition, for purposes of making the computation referred to above,

                  (1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, and other transactions consummated by the Company or any of its Restricted Subsidiaries with respect to which pro forma effect may be given pursuant to Article 11 of Regulation S-X under the Securities Act, in each case during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income,

                  (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and

                  (3) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

         "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of

                  (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations),

                  (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period,

                  (3) any interest expense for such period on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), in each case, on a consolidated basis and in accordance with GAAP, and

                  (4) the product of (x) any Preferred Stock dividends declared or paid or payable in cash, and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, less the amount of all Tax Distributions, if any, made by such Person from the beginning of such period through the date that is 30 days after the end of such period; provided that

                  (1) the Net Income of any Person that is not a Restricted Subsidiary of such Person or that is accounted for by the equity method of accounting shall be excluded, except that the Net Income of such Person shall be included to the extent of the amount of dividends or distributions paid in cash by such Person during such period to the referent Person or a Wholly Owned Restricted Subsidiary thereof (other than any such dividends or distributions (x) which the Company elects not to include in the computation of Consolidated Net Income at the time of the computation thereof or (y) which consist of payments to the Company referred to in subclause (3) of clause (c) of the first paragraph under "Certain Covenants -- Restricted Payments"),

                  (2) the net income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

                  (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded,

                  (4) the cumulative effect of a change in accounting principles shall be excluded and

                  (5) any non-cash write-off or charge (excluding any such non-cash write-off or charge to the extent it represents an accrual of or reserve of cash expenses in any future period) in respect of the disposition or write-down of fixed assets other than in the ordinary course of business shall be excluded.

"Consolidated Net Worth" means, with respect to any Person as of any date, the sum of

                  (a) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date, plus

                  (b) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock, less

                           (i) all  write-ups  (other than  write-ups  resulting
                  from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Closing Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person,

                           (ii)   all   investments   as   of   such   date   in
                  unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries and

                           (iii) all  unamortized  debt discount and expense and
                  unamortized deferred charges as of such date, in each case determined in accordance with GAAP.

         "Continuing Director" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Closing Date or (ii) was nominated for election or elected to the Board of Directors of the Company with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         "Credit Facility" means that certain Credit Agreement, dated as of September 23, 1999, by and among the Company, certain lenders and other financial institutions, and European American Bank, as administrative agent for such lenders and other financial institutions, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as any of the same may be amended, extended, refinanced, renewed, increased, restated, replaced or refunded from time to time.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Indebtedness" means up to $8.8 million in aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the Closing Date and set forth in a Schedule to the Indenture, until such Indebtedness is repaid. Existing Indebtedness includes

                  (a) certain Guarantees of obligations for borrowed money (the "Borrowed Money Obligations"), including the Company's Guarantee of 40% of up to $11.0 million of Indebtedness from time to time outstanding of Boulder Creek Holding LLC and Boulder Creek Venture LLC under loan agreements with HSBC Bank U.S.A., as they may be amended and in effect from time to time,


                  (b) certain Guarantees of reimbursement obligations in respect of letters of credit,

                 (c) any Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness issued in exchange for, or the net proceeds of which are used to refund, refinance or replace, Borrowed Money Obligations at the time guaranteed pursuant to a Guarantee referred to in clause (a) above ("Guaranteed Refinancing Indebtedness"), to the extent that (x) the principal amount of such Guaranteed Refinancing Indebtedness does not exceed the principal amount of the guaranteed Borrowed Money Obligations so refunded, refinanced or replaced and (y) the obligor(s) of such Guaranteed Refinancing Indebtedness are the same as the obligors on the guaranteed Borrowed Money Obligations being refunded, refinanced or replaced, and

                  (d) any Guarantee of reimbursement obligations in respect of a letter of credit issued in replacement for a letter of credit in respect of which the reimbursement obligations are guaranteed pursuant to a Guarantee referred to in clause (b) above (a "Replacement Letter of Credit") to the extent that (x) the amount of Indebtedness represented by the Guarantee of reimbursement obligations in respect of the Replacement Letter of Credit does not exceed the amount of Indebtedness represented by the Guarantee of reimbursement obligations in respect of the letter of credit so replaced and (y) the obligor(s) of the reimbursement obligations in respect of the Replacement Letter of Credit are the same as the obligor(s) of the reimbursement obligations in respect of the letter of credit so replaced.

         For purposes of the Indenture,

                  (a) any Guarantee by the Company or any of its Restricted Subsidiaries of Guaranteed Refinancing Indebtedness shall not be deemed to be an additional Investment to the extent that (x) the provisions of subclauses (x) and (y) of clause (c) of the preceding sentence are satisfied in respect of such Guaranteed Refinancing Indebtedness and
         (y) the Guarantee of the Borrowed Money Obligations refunded, refinanced or replaced by such Guaranteed Refinancing Indebtedness was entered into prior to August 30, 1999 or constitutes a Committed Restricted Investment and

                  (b) any Guarantee by the Company or any of its Restricted Subsidiaries of reimbursement obligations in respect of a Replacement Letter of Credit shall not be deemed to be an additional Investment to the extent that (x) the provisions of subclauses (x) and (y) of clause
         (d) of the preceding sentence are satisfied in respect of such Guarantee and such Replacement Letter of Credit and (y) the Guarantee of the reimbursement obligations in respect of the letter of credit replaced by such Replacement Letter of Credit was entered into prior to August 30, 1999 or constitutes a Committed Restricted Investment.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States from time to time.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Guarantor" means

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



                  (1) each of the Company's Restricted Subsidiaries that is a party to the Indenture on the date of execution and delivery of the Indenture and

                  (2) each other Person that becomes a guarantor of the obligations of the Company under the Notes and the Indenture from time to time in accordance with the provisions of the "Additional Subsidiary Guarantees" covenant, and their respective successors and assigns;

provided, however, that "Guarantor" shall not include any Person that is released from its Guarantee of the obligations of the Company under the Notes and the Indenture as described under "Subsidiary Guarantees."

         Each of the Company's Restricted Subsidiaries existing on the date of the Indenture will be a Guarantor, In addition, the Indenture will require that each future Restricted Subsidiary of the Company become a Guarantor. See "Certain Covenants -- Additional Subsidiary Guarantees."

                  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under

                  (1) currency exchange or interest rate swap, cap or collar agreements and

                  (2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

         "Indebtedness" means with respect to any Person, without duplication,

                  (1) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or services or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit (or reimbursement agreements in respect thereof) and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP,

                  (2) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and

                  (3) to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of

                  (a) direct or indirect loans (including guarantees of (or the furnishing of letters of credit as security for) Indebtedness or other obligations but excluding Remote Guarantees),


                  (b) advances or capital  contributions  (excluding  (i) salary and bonus advances, and commission, travel and similar advances, to officers and employees made in the ordinary course of business consistent with past practice and (ii) amounts payable by shareholders of the Company pursuant to the provisions of the Tax Payment Agreement),


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

         (c) purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and

                  (d) payments pursuant to guarantees of Indebtedness or other obligations (including payments pursuant to Remote Guarantees), together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, excluding, however, trade accounts receivable and bank deposits made in the ordinary course of business consistent with past practice.

         The amount of any Investment by any Person that constitutes a guarantee of (or the furnishing of a letter of credit as security for) Indebtedness or other obligations shall be deemed to be

                  (a) if such Investment is a guarantee of Indebtedness, the maximum principal amount of Indebtedness that may be guaranteed under such guarantee,

                  (b) if such Investment is the furnishing of a letter of credit, the maximum reimbursement obligation in respect of such letter of credit,

                  (c) if such Investment is a guarantee of a lease, the lesser of (A) the sum of (i) the total amount of fixed rent (excluding escalations resulting from a rise in the consumer price index or similar index and excluding amounts required to be paid for insurance, taxes, gas, electricity, common area charges and other similar charges) provided for in such lease during the term thereof, and (ii) the product of (x) the Company's estimate (as determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee) of the amounts (exclusive of fixed rent) that will be payable under such lease in respect of the first year of the term thereof and (y) the number of years of the term of such lease and
         (B) the maximum liability of such Person under such guarantee (as determined in good faith by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee) and

                  (d) if such Investment is a guarantee of obligations other than Indebtedness or a lease, the maximum liability of such Person under such guarantee.

         If an Investment by a Person consists of the guarantee of a lease and the amount of such Investment is determined under subclause (A) of clause (c) of the preceding sentence, such Investment shall be deemed to be amortized on a straight line basis over the term of the lease (or the remaining term of the lease if the Investment is made or deemed to have been made after the commencement of the term of the lease). If an Investment by a Person consists of the guarantee of a lease and the amount of such Investment is determined under subclause (B) of clause (c) of the second preceding sentence, such Investment shall be deemed to be amortized as and to the extent that the maximum liability of such Person under such guarantee (as determined in good faith by the Board of Directors of the Company, whose resolution with respect thereto shall be delivered to the Trustee) is reduced.

         Any unamortized portion of an Investment by a Person that consists of a guarantee of a lease shall be deemed to be amortized on such date, if any, as such Person has no further liability under such guarantee. If an Investment by a Person consists of the guarantee of a lease and the fixed rent under such lease is increased or the term of such lease is extended, (a) such Person shall be deemed to have made a new Investment on the date (and computed as if the term of the lease commenced as of the date) on which the action which increased the fixed rent or extended the term occurred and (b) the unamortized portion immediately prior to such date of such Person's original Investment by reason of such guarantee shall be deemed to be amortized on such date. If the Company or any Restricted Subsidiary of the Company sells






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


or otherwise disposes of any Equity Interests of any direct or indirect Wholly Owned Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Wholly Owned Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to sum of (a) the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption "Restricted Payments" and (b) the amount of the Investments by the Company and its Restricted Subsidiaries constituting a guarantee of (or the furnishing of a letter of credit as security for) Indebtedness or other obligations of such Restricted Subsidiary.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional, sale or other title retention agreement, any lease in the nature thereof, and any option or other agreement to sell or give a
Lien).

         "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of

                  (a) the present value of the remaining principal, premium and interest payments that would be payable with respect to such Note if such Note were redeemed on September 15, 2004, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

                  (b) the outstanding principal amount of such Note.

         "Make-Whole Average Life" means, with respect to any date of redemption of Notes, the number of years (calculated to the nearest one-twelfth) from such redemption date to September 15, 2004.

         "Make-Whole Price" means, with respect to any Note, the greater of (a) the sum of the principal amount of and Make-Whole Amount with respect to such Note, and (b) the redemption price of such Note on September 15, 2004.

         "Merger" means the merger of Sbarro Merger LLC with and into the Company pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of January 19, 1999, among the Company, Sbarro Merger LLC and Mario Sbarro, Joseph Sbarro, Joseph Sbarro (1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants.

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however,

                  (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries,

                  (ii) any extraordinary gain or loss and any nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary gain or loss or nonrecurring gain (but not loss).


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

         "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but only as and when received), net of

                  (1) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof,

                  (2) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements),

                  (3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and

                  (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "Obligations" means any principal, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Permitted Holder" means Mario Sbarro, Anthony Sbarro, Joseph Sbarro, their respective spouses and lineal descendants, any spouse of any such lineal descendant who is a full time employee of the Company or any of its Subsidiaries, any trust for the benefit of one or more of the foregoing, any Person in which one or more of the foregoing holds 80% or more of the Voting Stock (measured by voting power rather than number of shares) and the trust created under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants.

         "Permitted Investments" means

                  (1) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company;

                  (2) any Investment in Cash Equivalents;

                  (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company;

                  (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales";

                  (5) any acquisition of assets received solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

                  (6) Investments received in connection with the settlement of any ordinary course obligations owed to the Company or any of its Restricted Subsidiaries; and

                  (7) other Investments (including Investments in the form of guarantees of (or providing letters of credit as security for) Indebtedness or other obligations) but excluding Committed Restricted Investments) in businesses reasonably similar to the business engaged in by the Company and its Restricted Subsidiaries on the date of the Indenture or in businesses reasonably complementary, related or incidental thereto (as determined in good faith by the Board of Directors of the Company) if, after giving effect to such Investment, the aggregate amount of Unrestricted Investments Outstanding does not exceed $20.0 million.

         "Permitted Liens" means

                  (1) Liens in favor of the Company or any of its Restricted Subsidiaries;

                  (2) Liens securing Obligations incurred pursuant to clause (i) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock"; provided, that the outstanding principal amount of Indebtedness secured by Liens (other than Liens on the real property and related personal property owned by the Company and/or its Restricted Subsidiaries located at 401 Broadhollow Road, Melville, New York) permitted by this clause (ii) shall not at any time exceed $50.0 million;

                  (3) Liens on property or Equity Interests of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets or Equity Interests other than those of the Person merged into or consolidated with the Company;

                  (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition;

                  (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

                  (6) Liens existing on the Closing Date;

                  (7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefore;

                  (8) Liens securing the Notes or any Guarantee thereof;

                  (9) Liens securing Permitted Refinancing Indebtedness to the extent that the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded was permitted to be secured by a Lien provided that such Liens do not extend to any assets other than those that secured the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

                  (10) Liens securing Indebtedness (including Capital Lease Obligations) incurred pursuant to clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and

         Issuance of Preferred Stock"; provided that such Liens cover only assets acquired with the proceeds of such Indebtedness; and

                  (11) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $2.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

         "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness (other than Hedging Obligations and other than Indebtedness permitted to be incurred pursuant to clause (iv) , clause (vii) or clause (ix) of the second paragraph under "Incurrence of Indebtedness and Issuance of Preferred Stock") of the Company or any of its Restricted Subsidiaries; provided that:

                  (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

                  (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

                  (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or any Guarantee thereof, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guarantee on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

                  (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is an obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "Person" means an individual, limited or general partnership, corporation, limited liability company, association, unincorporated organization, trust, joint stock company, joint venture or other entity, or a government or any agency or political subdivision thereof.

         "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

         "Public Equity Offering" means a bona fide underwritten sale to the public of common stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company) that is declared effective by the SEC.


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


         "Remote Guarantee" means a guarantee of a tenant's obligations under a lease of real property which does not apply to obligations accruing in respect of periods subsequent to the date on which the tenant surrenders possession of the leased premises to the landlord (whether or not such surrender is authorized by the terms of the lease), does not apply to any breach arising from any such surrender and does not apply to any obligations that may have been accelerated under the provisions of the lease.

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

         "S  Corporation"   means  a  corporation  that  is  treated  as  an  "S
corporation" for federal income tax purposes.

         "Senior Debt" means Indebtedness of the Company or any of its Restricted Subsidiaries that is not subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary.

         "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

         "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

         "Subsidiary" means, with respect to any Person,

                  (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of at least a majority of the directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and

                  (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

         "Tax Distributions" means amounts paid or distributed to or for the benefit of shareholders of the Company (net of amounts repaid by such shareholders) pursuant to and in accordance with the Tax Payment Agreement as in effect on the Closing Date.

        "Tax Payment Agreement" means the Tax Payment Agreement, dated as of the Closing Date, among the Company, Mario Sbarro, Joseph Sbarro, Joseph Sbarro
(1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants, and any future shareholders of the Company that may become parties thereto. See "Certain Relationships and Related Transactions" for a brief description of the Tax Payment Agreement.







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



         "Treasury Rate" means, at any time of computation, the yield to maturity at such time (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) of United States Treasury securities with a constant maturity most nearly equal to the Make-Whole Average Life; provided, however, that if the Make-Whole Average Life is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

         "Unrestricted Investments Outstanding" means, at any time of determination, in respect of any Permitted Investments made in any Person pursuant to clause (7) of the definition of the term Permitted Investments (and any Investments (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date), the difference between

                  (1) the sum of all Permitted Investments theretofore made by the Company or any Restricted Subsidiary in such Person on or after the date of the Indenture pursuant to clause (7) of the definition of Permitted Investments plus the sum of all Investments (other than Committed Restricted Investments) made by the Company or any Restricted Subsidiary in such Person during the period from August 30, 1999 to the Closing Date minus

                  (2) the sum of, without duplication,

                           (a) the  amount of all  dividends  and  distributions
                  paid in  cash by such  Person  after  August  30,  1999 to the
                  Company or a Restricted Subsidiary of the Company (to the extent that the Company does not elect to include the amount of such dividends and distributions in the computation of Consolidated Net Income pursuant to the parenthetical of clause (1) of the definition thereof at the time of determination),

                           (b) all  repayments  after  August  30,  1999 by such
                  Person of the principal amount of loans or advances that constitute Permitted Investments theretofore made by the Company or any of its Restricted Subsidiaries in such Person pursuant to clause (7) of the definition of Permitted Investments or that constitute loans or advances (other than Committed Restricted Investments) made by the Company or any of its Restricted Subsidiaries in such Person during the period from August 30, 1999 to the Closing Date,

                           (c)  any  other   reduction  made  in  cash  of  such
                  Investments   by  the   Company  or  any  of  its   Restricted
                  Subsidiaries in such Person,

                           (d) if any Permitted  Investment  made in such Person
                  by the Company or any of its Restricted Subsidiaries pursuant to clause (7) of the definition of the term Permitted
                  Investments (or if any Investment (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date) was in the form of a guarantee of Indebtedness, the amount of any reduction in the maximum principal amount of Indebtedness that may be guaranteed under such guarantee,




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

                           (e) if any Permitted  Investment  made in such Person
                  by the Company or any of its Restricted Subsidiaries pursuant to clause (7) of the definition of the term Permitted
                  Investments (or if any Investment (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date) was in the form of the furnishing of a letter of credit as security for Indebtedness or other obligations, the amount of any reduction in the maximum reimbursement obligations in respect of such letter or credit,

                           (f) if any Permitted  Investment  made in such Person
                  by the Company or any of its Restricted Subsidiaries pursuant to clause (7) of the definition of the term Permitted
                  Investments (or if any Investment (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date) was in the form of the guarantee of a lease, the amount of amortization (as provided in the definition of "Investments") of such Investment and

                           (g) if any Permitted  Investment  made in such Person
                  by the Company or any of its Restricted Subsidiaries pursuant to clause (7) of the definition of the term Permitted
                  Investments (or if any Investment (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date) was in the form of a guarantee of obligations other than Indebtedness or a lease, the amount of any reduction in the maximum liability under such guarantee;

provided that (x) the amount of Unrestricted Investments Outstanding in respect of any Person in respect of such Investments shall at no time be a negative amount and (y) the amount of Unrestricted Investments Outstanding in respect of any Permitted Investments theretofore made in any Person pursuant to clause (7) of the definition of the term Permitted Investments (and any Investments (other than Committed Restricted Investments) made in such Person by the Company or any of its Restricted Subsidiaries during the period from August 30, 1999 to the Closing Date) shall be zero if, at the time of determination, such Person is a Wholly-Owned Restricted Subsidiary of the Company.

         "Unrestricted Subsidiary" means each of the Subsidiaries of the Company listed on a Schedule to the Indenture and any other Subsidiary that, subject to the provisions described in the penultimate paragraph under "-- Restricted Payments," is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary

                  (a) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding comply with the covenant set forth under "Affiliate Transactions,"

                  (b) is a Person with respect to which  neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results and

                  (c) is not a guarantor of, and is not otherwise directly or indirectly providing credit support for, any Indebtedness of the Company or any of its Restricted Subsidiaries.

         Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "-- Restricted Payments."

         If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

         The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if

                  (1) such Indebtedness is permitted under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and

                  (2) no Default or Event of Default would be in existence following such designation.

         "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of at least a majority of the directors, managers, trustees or other governing body of such Person.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing

                  (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

                  (2)   the   then   outstanding   principal   amount   of  such
Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock and other Equity Interests or other ownership interests (including convertible debt securities) of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes acquired as a result of market-making activities or other trading activities. Any such broker-dealer who intends to use this Prospectus in connection with the resale of New Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify, or cause us to be notified, on or prior to the Expiration Date, that it is such a broker-dealer. We have agreed that, for a period ending on the earlier of 30 days from the date of the Prospectus and the date on which a broker-dealer is no longer required to deliver a Prospectus in connection with market making or other trading activities, we will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale by applicable broker dealers.

         We will not receive any proceeds from the issuance of the New Notes offered hereby or from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         We have agreed that we will promptly furnish a reasonable number of additional copies of this Prospectus, and any amendment or supplement to this Prospectus, to any broker-dealer that requests this document in the Letter of Transmittal for a period ending on the earlier of 30 days from the date of the Prospectus and the date on which a broker-dealer is no longer required to deliver a Prospectus in connection with market making or other trading activities. We have agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the New Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities arising under federal securities laws is against public policy and may be unenforceable.

              CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The following is a discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes. We are not receiving a legal opinion in respect to the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes. This summary applies only to Notes held as capital assets within the meaning of
Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder of Notes in light of its particular circumstances or to holders of Notes subject to special rules (such as holders of Notes that are tax-exempt organizations, dealers in securities or foreign currencies, financial institutions, life insurance companies, or regulated investment companies, holders of Notes whose functional currency is not the U.S. dollar, persons that hold the Notes as part of a synthetic security, conversion transaction, or certain "straddle," hedging transactions or other risk reduction or constructive sale transactions, Non-U.S. Holders (as defined below) that are subject to net-basis U.S. federal income tax on income or gain derived from the Notes because such income or gain is effectively connected with the conduct of a U.S. trade or business, or expatriates of the United States (including former citizens and residents of the United States)). In addition, it does not consider state, local or foreign taxes, the effect of tax treaties or other U.S. federal taxes (including the alternative minimum tax).

         The U.S. federal income tax considerations set forth below are based upon the Code and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked, modified or subject to different interpretation, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those presented below. No ruling has been requested from the Internal Revenue Service (the "IRS"). The IRS or a court may disagree with this discussion.

         For purposes of this discussion, a "U.S. Holder" is a holder of Notes that is an individual who is a citizen or resident of the United States, a corporation or a partnership that is organized in or under the laws of the United States or any state thereof, an estate the income of which is includible in gross income for U.S. tax purposes regardless of its source, or a trust, the administration of which is subject to the primary supervision of a court within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a holder of Notes that is not a U.S. Holder.

U.S. HOLDERS

         INTEREST. Interest on a Note will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Although the Notes will be issued at a discount, the Notes will not be treated as issued with original issue discount for federal income tax purposes since the discount from the principal amount of the Notes is de minimis for such purposes.

         ADDITIONAL AMOUNTS. As more fully described in the Registration Rights Agreement, in the event of a Registration Default with respect to the Notes, we will be required to pay additional amounts to the holders of the Notes as liquidated damages. Since we believe that the likelihood of the imposition of liquidated damages is remote, any liquidated damages should be included as ordinary income to a U.S. Holder in accordance with its regular method of accounting. Similarly, we intend to take the position that the likelihood of a redemption or a repurchase upon a "Change of Control" is remote. We believe that the lieklihood of optional redemption giving rise to original issue discount is remote. Accordingly, any premium with respect thereto should be included in the U.S. Holder's income as part of the redemption or repurchase in accordance with its regular method of accounting. In this regard, our determination is binding on a U.S. Holder unless the U.S. Holder explicitly discloses on its timely filed U.S. federal income tax return for the year in which the Note was acquired that it is taking a position contrary to us.

         MARKET DISCOUNT. If a U.S. Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimus amount. Under the market discount rules, a U.S. Holder will be required to treat any full or partial principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue on a constant interest method. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

         AMORTIZABLE BOND PREMIUM. A U.S. Holder that purchases a Note for an amount in excess of the principal amount will be considered to have purchased the Note at a "premium." A U.S. Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method. However, if the Note is purchased at a time when the Note may be optionally redeemed for an amount that is in excess of its principal amount, special rules would apply that could result in a deferral of the amortization of bond premium until later in the term of the Note. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Note. Bond premium on a Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

         SALE, EXCHANGE OR REDEMPTION OF NOTES. A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a Note in an amount equal to the difference, if any, between the U.S. Holder's adjusted tax basis in the Note and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the Notes, which will be treated as interest for U.S. federal income tax purposes). Such gain or loss should be capital gain or loss, which will be long-term if the Note was held for more than one year as of the date of disposition. A U.S. Holder's basis in a Note generally will be the amount paid therefor, increased by any market discount previously included in income by the U.S. Holder and decreased by any principal payments received by the U.S. Holder and by any amortizable bond premium.

         Prospective investors should be aware that the resale of a Note may be affected by the "market discount" rules of the Code, which may recharacterize a portion of the subsequent holder's gain upon his sale or other taxable disposition of the Note as ordinary income.

         EXCHANGE OF OLD NOTES FOR NEW NOTES. An exchange of an Old Note for a New Note should not be treated as an event in which gain or loss, if any, is realized for U.S. federal income tax purposes because the terms of the New Notes do not differ materially in kind or extent from the terms of the Old

Notes. As a result, a U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes if he or she participates in an exchange offer, and the New Note received in an exchange offer should be treated as a continuation of the Old Note surrendered in the exchange offer. The U.S. Holder should have the same basis and holding period in its New Note as it had in the Old Note.

         BACKUP WITHHOLDING AND INFORMATION REPORTING. A U.S. Holder of a Note may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply at a rate of 31% with respect to interest on, or the proceeds of a sale, exchange, redemption, retirement or other disposition of, such Note, unless such U.S. Holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules. Backup withholding is not an additional tax. Any amount so withheld may be allowed as a refund or credited against the U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the IRS. A U.S. Holder who fails to furnish its correct taxpayer identification number may also be subject to penalties imposed by the IRS. We will report annually to the IRS and the U.S. Holder the amount of any "reportable payment" under the Note and any tax withheld therefrom.

NON-U.S. HOLDERS

         PORTFOLIO INTEREST EXCEPTION. The payment of interest on a Note to a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or to withholding of such tax), if either (i) the beneficial owner of the Note certifies to us or our agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on U.S. Treasury Form W-8 or Form
W-8BEN (or on a suitable substitute form) or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies under penalties of perjury that such a Form W-8 or Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof.

         Recently adopted Treasury Regulations (the "Final Withholding Regulations") will change the methods for satisfying the certification requirement. The Final Withholding Regulations also will require, in the case of Notes held by a foreign partnership, that (1) this certification generally be provided by the partners rather than by the foreign partnership and (2) the partnership provide certain information, including a United States employer identification number. A look through rule would apply in the case of tiered partnerships. The Final Withholding Regulations will become effective for payments made after December 31, 2000, subject to certain transition rules.

         SALE, EXCHANGE OR REDEMPTION OF NOTES. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized in connection with the sale, exchange redemption, retirement or other disposition of a Note, unless the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met. Prospective investors should be aware that the resale of a Note to a U.S. Holder could be affected by the "market discount" provisions under the Code.

         BACKUP WITHHOLDING AND INFORMATION REPORTING. Interest payments on the Notes made by us or our paying agent to certain Non-U.S. Holders generally will not be subject to information reporting or "backup withholding" if the certification described under "-- Non-U.S. Holders -- Portfolio Interest Exception" above is received.

         Payment of proceeds from a sale of a Note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of a Note to or through a foreign office of a "broker" (as defined in applicable U.S. Treasury Regulations) should not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is from a U.S. trade or business, information reporting should apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Any amount so withheld may be allowed as a refund or credited against the Non-U.S. Holder's U.S. federal income tax provided the required information is furnished to the IRS.

         THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER'S SITUATION. PERSONS CONSIDERING A PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER U.S., STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES (POSSIBLY INCLUDING RETROACTIVE CHANGES) IN U.S. FEDERAL AND OTHER TAX LAWS.


                                  LEGAL MATTERS

         Parker Chapin Flattau & Klimpl, LLP, New York, New York will pass upon the validity of the New Notes offered by us in connection with the Exchange Offer.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         The historical consolidated financial statements of Sbarro, Inc. and its subsidiaries as of January 3, 1999 and December 28, 1997 and for each of the three years in the period ended January 3, 1999 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
YEAR-END FINANCIAL STATEMENTS (AUDITED)                                                                      -----

Report of Independent Public Accountants.............................................................        F-2
Consolidated Balance Sheets at January 3, 1999 and December 28, 1997.................................        F-3
Consolidated Statements of Income for each of the years in the three-year
     period ended January 3, 1999....................................................................        F-4
Consolidated Statements of Shareholders' Equity for each of the years in the three-year period ended
     January 3, 1999.................................................................................        F-5
Consolidated Statements of Cash Flows for each of the years in the three-year period ended January 3,
     1999............................................................................................        F-6
Notes to Consolidated Financial Statements...........................................................        F-7

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Balance Sheets at July 18, 1999 (unaudited) and January 3, 1999.........................        F-17
Consolidated Statements of Income (unaudited) for the twenty-eight weeks ended July 18, 1999 and July
     12, 1998........................................................................................        F-18
Consolidated Statements of Cash Flows (unaudited) for the twenty-eight weeks ended July 18, 1999 and
     July 12, 1998...................................................................................        F-19
Notes to Unaudited Consolidated Financial Statements.................................................        F-20


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Sbarro, Inc.:

         We have audited the accompanying consolidated balance sheets of Sbarro, Inc. (a New York corporation) and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sbarro, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.


                                                        ARTHUR ANDERSEN LLP

New York, New York
February 10, 1999


                          SBARRO, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                          JANUARY 3, 1999  DECEMBER 28, 1997
                                                                          ----------------------------------
                                                                                    (IN THOUSANDS)
   ASSETS
                                                                                             >
   Current assets:
      Cash and cash equivalents.......................................    $     150,472    $       119,810
      Marketable securities...........................................               --              7,500
      Receivables:
         Franchisees..................................................            1,342                810
         Other........................................................            2,185              1,565
                                                                          -------------    ---------------
                                                                                  3,527              2,375
                                                                          -------------    ---------------
   Inventories........................................................            3,122              2,962
   Prepaid expenses...................................................            1,291              1,768
                                                                          -------------    ---------------
      Total current assets............................................          158,412            134,415
   Property and equipment, net (Notes 3 and 10).......................          138,126            136,798
   Other assets, net..................................................            6,630              7,436
                                                                          -------------    ---------------
                                                                          $     303,168    $       278,649
                                                                          =============    ===============
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Accounts payable................................................    $       7,122    $        10,086
      Accrued expenses (Note 4).......................................           25,764             26,025
      Dividend payable................................................               --              5,521
      Income taxes (Note 5)...........................................            4,146              4,777
                                                                          -------------    ---------------
         Total current liabilities....................................           37,032             46,409
   Deferred income taxes (Note 5).....................................            9,219             11,801
   Commitments and contingencies (Notes 6 and 7) Shareholders' equity (Note 9):
      Preferred stock, $1 par value; authorized 1,000,000
         shares; none issued..........................................               --                 --
      Common stock, $.01 par value; authorized
         40,000,000 shares; issued and outstanding  20,531,643 shares at January
         3, 1999 and 20,446,654
         shares at December 28, 1997..................................              205                204
     Additional paid-in capital.......................................           34,587             32,444
     Retained earnings................................................          222,125            187,791
                                                                          -------------    ---------------
                                                                                256,917            220,439
                                                                          -------------    ---------------
                                                                          $     303,168    $       278,649
                                                                          =============    ===============



                 See notes to consolidated financial statements


                          SBARRO, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                  FOR THE YEARS ENDED
                                                                                  -------------------
                                                                JANUARY 3, 1999     DECEMBER 28, 1997  DECEMBER 29, 1996
                                                                ---------------     -----------------  ------------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)


  Revenues:
      Restaurant sales......................................   $     361,534   $        337,723   $       319,315
      Franchise related income..............................           8,578              7,360             6,375
      Interest income.......................................           5,120              4,352             3,798
                                                               -------------   ----------------   ---------------
         Total revenues.....................................         375,232            349,435           329,488
                                                               -------------   ----------------   ---------------
  Costs and expenses:
      Costs of food and paper products......................          76,572             69,469            68,668
      Restaurant operating expenses:
         Payroll and other employee benefits................          93,367             84,910            78,258
         Occupancy and other expenses.......................         101,013             93,528            85,577
      Depreciation and amortization.........................          22,429             23,922            22,910
      General and administrative............................          19,708             17,762            14,940
      Provision for unit closings (Note 10).................           2,515              3,300                --
      Terminated transaction costs (Note 6).................             986                 --                --
      Litigation settlement and related costs (Note 7)......           3,544                 --                --
      Loss on sale of land to be sold (Note 3)..............           1,075                 --                --
      Other income..........................................          (2,680)            (1,653)           (1,171)
                                                               --------------  ----------------   ---------------
          Total costs and expenses...........................         318,529            291,238           269,182
                                                               -------------   ----------------   ---------------
  Income before income taxes and cumulative effect of
      change in method of accounting for start-up costs.....          56,703             58,197            60,306
  Income taxes (Note 5).....................................          21,547             22,115            22,916
                                                               -------------   ----------------   ---------------
  Income before cumulative effect of accounting change......          35,156             36,082            37,390
  Cumulative effect of change in method of accounting for
      start-up costs, net of income taxes of $504...........            (822)                --                --
                                                               -------------   ----------------   ---------------
  Net income................................................   $      34,334            $36,082   $        37,390
                                                               =============   ================   ===============
  Per share information:
      Net income per share:
      Basic:
         Income before accounting change....................   $         1.71  $            1.77  $           1.84
         Accounting change..................................             (.04)               --                --
                                                               --------------  ----------------   ---------------
         Net income.........................................   $         1.67  $            1.77  $           1.84
                                                               ==============  =================  ================
      Diluted:
         Income before accounting change....................   $         1.71  $            1.76  $           1.83
         Accounting change..................................             (.04)               --                --
                                                               --------------  ----------------   ---------------
         Net Income.........................................   $         1.67  $            1.76  $           1.83
                                                               ==============  =================  ================
  Shares used in computing net income per share:
      Basic.................................................      20,516,890         20,426,678        20,369,128
                                                               =============   ================   ===============
      Diluted...............................................      20,583,367         20,504,303        20,404,620
                                                               =============   ================   ===============
  Dividends declared (Note 11)..............................   $          --   $            1.08  $           0.92
                                                               =============   =================  ================

                 See notes to consolidated financial statements

                          SBARRO, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              COMMON STOCK
                                                                               ADDITIONAL
                                                    NUMBER OF                    PAID-IN        RETAINED
                                                     SHARES        AMOUNT        CAPITAL        EARNINGS        TOTAL
                                                     -----         -----         ------         --------        -----
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 1995..................       20,345,483  $     203   $       30,330   $   155,133   $  185,666
Exercise of stock options.....................           47,426          1              889                        890
Net income....................................               --         --               --        37,390       37,390
Dividends declared............................               --         --               --       (18,746)     (18,746)
                                                  -------------  ---------   --------------   -----------   ----------
Balance at December 29, 1996..................       20,392,909        204           31,219       173,777      205,200
Exercise of stock options.....................           53,745         --            1,225            --        1,225
Net income....................................                          --               --        36,082       36,082
Dividends declared............................               --         --               --       (22,068)     (22,068)
                                                  -------------  ---------   --------------   -----------   ----------
Balance at December 28, 1997..................       20,446,654        204           32,444       187,791      220,439
Exercise of stock options                                84,989          1            2,143                      2,144
Net income....................................               --         --               --        34,334       34,334
                                                  -------------  ---------   --------------   -----------   ----------
Balance at January 3, 1999....................       20,531,643  $     205   $       34,587   $   222,125   $  256,917
                                                  =============  =========   ==============   ===========   ==========





                 See notes to consolidated financial statements


                          SBARRO, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   FOR THE YEARS ENDED
                                                                                   -------------------
                                                                 JANUARY 3, 1999    DECEMBER 28, 1997  DECEMBER 29, 1996
                                                                 --------------     ----------------   -----------------
                                                                                     (IN THOUSANDS)

Operating activities:
Net income..................................................    $          34,334   $          36,082  $          37,390
Adjustments to reconcile net income to net cash provided by
    operating activities:
     Cumulative effect of change in method of accounting for
        start-up costs......................................                  822                  --                 --
        Depreciation and amortization.......................               22,429              23,922             22,910
    Decrease in deferred income taxes.......................               (2,078)             (1,844)              (442)
    Provision for unit closings.............................                2,515               3,300                 --
    Loss on sale of land to be sold.........................                1,075                  --                 --
Changes in operating assets and liabilities:
    (Increase) decrease in receivables......................               (1,152)               (510)               739
    Increase in inventories.................................                 (160)               (121)               (78)
    Decrease (increase) in prepaid expenses.................                  477                (359)               268
    Increase in other assets................................                 (817)             (2,468)            (3,048)
    (Decrease) increase in accounts payable and accrued
    expenses................................................               (2,610)              3,534             (4,309)
    (Decrease) increase in income taxes payable.............                 (631)               (510)               579
                                                                -----------------   -----------------  -----------------
Net cash provided by operating activities...................               54,204              61,026             54,009
                                                                -----------------   -----------------  -----------------
Investing activities:
Proceeds from maturities of marketable securities...........                7,500               2,500                 --
Purchases of property and equipment.........................              (27,717)            (28,556)           (25,928)
Proceeds from disposition of property and equipment.........                   52                  34                266
                                                                -----------------   -----------------  -----------------
Net cash used in investing activities.......................              (20,165)            (26,022)           (25,662)
                                                                -----------------   -----------------  -----------------
Financing activities:
Proceeds from exercise of stock options.....................                2,144               1,225                890
Cash dividends paid.........................................               (5,521)            (21,237)           (17,920)
                                                                -----------------   -----------------  -----------------
Net cash used in financing activities.......................               (3,377)            (20,012)           (17,030)
                                                                -----------------   -----------------  -----------------
Increase in cash and cash equivalents.......................               30,662              14,992             11,317
Cash and cash equivalents at beginning of year..............              119,810             104,818             93,501
                                                                -----------------   -----------------  -----------------
Cash and cash equivalents at end of year....................             $150,472            $119,810  $         104,818
                                                                =================   =================  =================





                 See notes to consolidated financial statements

                          SBARRO, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL STATEMENT PRESENTATION:

         The consolidated financial statements include the accounts of Sbarro, Inc. and its wholly-owned subsidiaries (together, the "Company") and the accounts of its joint ventures. All intercompany accounts and transactions have been eliminated.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS:

         All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

MARKETABLE SECURITIES:

         The Company had classified its investments in marketable securities as "held to maturity." These investments were stated at amortized cost, which approximated market, and were comprised primarily of direct obligations of the U.S. Government and its agencies. All previous investments in marketable securities matured during fiscal 1998.

INVENTORIES:

         Inventories,   consisting   primarily  of  food,  beverages  and  paper
supplies, are stated at cost which is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT AND DEPRECIATION:

         Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. One-half year of depreciation and amortization is recorded in the year in which the restaurant commences operations.

DEFERRED CHARGES:

         The Company accounts for pre-opening and similar costs in accordance with Statement of Position (SOP) 98-5 of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants which requires companies to write off all such costs, net of tax benefit, as a "cumulative effect of accounting change" and to expense all such costs as incurred in the future. In accordance with its early application provisions, the Company implemented the SOP as of the beginning of its 1998 fiscal year. Application of the SOP resulted in a charge of $1,226,000 ($822,000 or $.04 basic and diluted earnings per share after tax).

COMPREHENSIVE INCOME:

         In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income", which establishes new rules for the reporting of comprehensive income and its components. The adoption of this statement had no impact on the Company's net income or shareholders' equity. For the 1998, 1997 and 1996 fiscal years, the Company's operations did not give rise to items includible in comprehensive income which were not already included in net income. Therefore, the Company's comprehensive income is the same as its net income for all periods presented.

FRANCHISE RELATED INCOME:

         Initial franchise fees are recorded as income as restaurants are opened by the franchisee and all services have been substantially performed by the Company. Development fees are amortized over the number of restaurant openings covered under each development agreement. Royalty and other fees from franchisees are accrued as earned. Revenues and expenses related to construction of franchised restaurants are recognized when contractual obligations are completed and the restaurants are opened.

STOCK BASED COMPENSATION PLANS:

         In accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. (See Note 9).

INCOME TAXES:

         The Company files a consolidated Federal income tax return. Deferred income taxes result primarily from differences between financial and tax reporting of depreciation and amortization.

ACCOUNTING PERIOD:

         The Company's fiscal year ends on the Sunday nearest to December 31. The Company's 1998 fiscal year ended January 3, 1999 and contained 53 weeks. All other reported fiscal years contained 52 weeks.

PER SHARE DATA:

         The provisions of SFAS No. 128, "Earnings Per Share" became effective for the Company's quarter and year ended December 28, 1997. SFAS No. 128 requires the presentation of both basic and diluted earnings per share on the face of the income statement. SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Earnings per share is calculated using the weighted average number of shares of common stock outstanding for the period, with basic earnings per share excluding, and diluted earnings per share including, potentially dilutive securities, such as stock options that could result in the issuance of common stock. The number of shares of common stock subject to stock options included in diluted earnings per share were 66,477 in 1998, 77,625 in 1997 and 35,492 in 1996.

LONG-LIVED ASSETS:

         SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that long-lived assets, certain identifiable intangibles and goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. SFAS No. 121 did not have a material effect on the Company's results of operations or financial position in 1998, 1997 or 1996.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                                          FOR THE YEARS ENDED
                                                  JANUARY 3, 1999    DECEMBER 28, 1997     DECEMBER 29, 1996
                                                  ---------------    -----------------     -----------------
                                                                                                (IN THOUSANDS)
                                                                                                --------------
         Cash paid for:
             Income taxes....................    $          24,235  $          24,297    $             23,143
                                                 =================  =================    ====================

2.  DESCRIPTION OF BUSINESS:

         The Company and its franchisees develop and operate family oriented cafeteria style Italian restaurants principally under the "Sbarro" and "Sbarro The Italian Eatery" names. The restaurants are located throughout the United States and overseas, principally in shopping malls and other high traffic locations.

         The following sets forth the number of units in operation as of:

                                                 JANUARY 3, 1999     DECEMBER 28, 1997     DECEMBER 29, 1996
                                                 ---------------     -----------------     -----------------
         Company-owned....................               630                623                     597
         Franchised.......................               268                239                     219
                                                         ---                ---                     ---
                                                         898                862                     816
                                                         ===                ===                     ===

3.  PROPERTY AND EQUIPMENT:

                                                                     JANUARY 3, 1999       DECEMBER 28, 1997
                                                                                 (IN THOUSANDS)
         Leasehold improvements...............................    $         191,192      $           168,581
         Furniture, fixtures and equipment....................              107,891                   97,688
         Construction-in-progress (a).........................                2,662                   20,096
                                                                  -----------------      -------------------
                                                                            301,745                  286,365
         Less accumulated depreciation and amortization.......              163,619                  149,567
                                                                  -----------------      -------------------
                                                                  $         138,126      $           136,798
                                                                  =================      ===================

--------------------
(a) During 1998 the Company recorded a charge of $1,075 before tax ($667 or $.03 basic and diluted earnings per share after tax) for the difference between the carrying cost and proposed selling price of a parcel of land being sold by the Company. As of December 28, 1997, construction in progress includes $15,651 related to the acquisition and improvement of the Company's new corporate headquarters.

4.  ACCRUED EXPENSES:

                                                                     JANUARY 3, 1999       DECEMBER 28, 1997
                                                                                 (IN THOUSANDS)
         Compensation........................................     $            4,109     $            5,051
         Payroll and sales taxes.............................                  3,193                  3,494
         Rent ...............................................                  6,786                  6,699
         Provision for unit closings (Note 10)...............                  2,867                  4,351
         Other...............................................                  8,809                  6,430
                                                                  ------------------     ------------------
                                                                  $           25,764     $           26,025
                                                                  ==================     ==================

5.  INCOME TAXES:


                                                                                         FOR THE YEARS ENDED
                                               JANUARY 3, 1999      DECEMBER 28, 1997      DECEMBER 29, 1996
                                               ---------------      -----------------      -----------------
                                                                       (IN THOUSANDS)
         Federal:
            Current.......................    $        19,421     $         19,868       $         19,216
            Deferred......................             (2,209)              (1,557)                  (322)
                                              ---------------     ----------------       ----------------
                                                       17,212               18,311                 18,894
                                              ---------------     ----------------       ----------------
         State and local:
            Current.......................              4,708                4,091                  4,142
            Deferred......................               (373)                (287)                  (120)
                                              ---------------     ----------------       ----------------
                                                        4,335                3,804                  4,022
                                              ---------------     ----------------       ----------------
                                              $        21,547     $         22,115       $         22,916
                                              ===============     ================       ================




         Deferred income taxes are comprised of the following:

                                                                     JANUARY 3, 1999       DECEMBER 28, 1997
                                                                     --------------        -----------------
                                                                                 (IN THOUSANDS)
                                                                                 -------------
         Depreciation and amortization........................    $          15,805      $         15,782
         Deferred charges.....................................                                        475
                                                                                 --
         Other................................................                  101                    60
                                                                  -----------------      ----------------
         Gross deferred tax liabilities.......................               15,906                16,317
                                                                  -----------------      ----------------
         Accrued expenses.....................................               (4,776)               (2,431)
         Deferred income......................................               (1,483)               (1,949)
         Other................................................                 (428)                 (136)
                                                                  -----------------      ----------------
         Gross deferred tax assets............................               (6,687)               (4,516)
                                                                  -----------------      ----------------
                                                                  $           9,219      $         11,801
                                                                  =================      ================



         Actual tax expense differs from "expected" tax expense (computed by applying the Federal corporate rate of 35% for the years ended January 3, 1999, December 28, 1997, and December 29, 1996) as follows:



                                                                                            FOR THE YEARS ENDED
                                                       JANUARY 3, 1999   DECEMBER 28, 1997   DECEMBER 29, 1996
                                                       ---------------   -----------------   -----------------
                                                                           (IN THOUSANDS)
         Computed "expected" tax expense.........     $       19,382     $       20,369     $        21,108
         Increase   (reduction)   in  income   taxes
         resulting ..............................
         State  and  local  income  taxes,   net  of
         Federal income tax benefit..............              2,725              2,429               2,614

         Tax exempt interest income..............                (43)               (59)                (63)
         Other, net..............................               (517)              (624)               (743)
                                                      --------------     --------------     ---------------
                                                      $       21,547     $       22,115     $        22,916
                                                      ==============     ==============     ===============



Deferred income taxes are provided for temporary differences between financial and tax reporting. These differences and the amount of the related deferred tax benefit are as follows:





                                                                                            FOR THE YEARS ENDED
                                                       JANUARY 3, 1999   DECEMBER 28, 1997   DECEMBER 29, 1996
                                                       ---------------   -----------------   -----------------
                                                                           (IN THOUSANDS)
         Depreciation and amortization...........     $       (1,891)    $         (1,824)  $        (1,397)
         Accrued expenses........................               (261)                (624)            1,791
         Other...................................               (430)                 604              (836)
                                                      --------------     ----------------   ---------------
                                                      $       (2,582)    $         (1,844)  $          (442)
                                                      ==============     ================   ===============


6.  PROPOSED MERGER:

         On January 19, 1999, the Company entered into a Merger Agreement for the merger of a company owned by members of the Sbarro family, the Company's principal shareholders, with and into the Company in which all outstanding Common Stock of the Company not owned by those shareholders are to be converted into the right to receive $28.85 in cash. The shares to be purchased comprise approximately 65.6% of the Company's outstanding shares of Common Stock. In addition, all outstanding stock options, including those held by those members of the Sbarro family, will be terminated (see Note 9). For each such option, the holder thereof will be paid the difference between $28.85 and the exercise price per share, multiplied by the total number of shares of Common Stock subject to such option.

         The Merger Agreement contains certain conditions to closing, including, among other things, (i) approval by a majority of the votes cast (excluding votes cast by the Sbarro Family, abstentions and broker non-votes) at a meeting of the Company's shareholders to be called to consider adoption of the Merger Agreement, (ii) receipt of financing for the transactions contemplated by the Merger Agreement, (iii) the continued suspension of dividends by the Company and
(iv) the settlement of shareholder class action lawsuits that have been filed relating to the merger.

         Following the Company's announcement of the proposal by members of the Sbarro family for the merger, seven class action lawsuits were instituted by shareholders against the Company, those members of the Sbarro family who are directors of the Company and all or some of the other directors of the Company. While the complaints in each of the lawsuits vary, in general, they allege that the directors breached fiduciary duties, that the then proposed price of $27.50 to be paid to shareholders other than the Sbarro family was inadequate and that there were inadequate procedural protections for those shareholders. Although varying, the complaints seek, generally, a declaration of a breach of, or an order requiring the defendants to carry out, their fiduciary duties to the plaintiffs, damages in unspecified amounts alleged to be caused to the plaintiffs, other relief (including injunctive relief or rescission or rescissory damages if the transaction is consummated), and costs and disbursements, including a reasonable allowance for counsel fees and expenses.

         On January 19, 1999, counsel for all of the plaintiffs and counsel for all of the defendants entered into a Memorandum of Understanding pursuant to which an agreement in principle to settle all of the lawsuits was reached and the Sbarro Family agreed to an increase in the merger consideration to $28.85 per share. The Memorandum of Understanding states that plaintiffs' counsel intend to apply to the Court for an award of attorneys' fees and disbursements in an amount of no more than $2.1 million to be paid by the Company, which the defendants have agreed not to oppose. The defendants are also responsible for providing notice of the settlement to all Class members. The settlement would result in the complete discharge and bar of all claims against, past, present and future officers and directors of the Company and others associated with the merger with respect to matters and issues of any kind that have been or could have been asserted in these lawsuits. The settlement is subject to, among other things, (i) completion of a formal stipulation of settlement, (ii) certification of the lawsuits as a class action covering all record and beneficial owners of the Common Stock during the period beginning on November 25, 1998 through the effective date of the merger, (iii) court approval of the settlement and (iv) consummation of the merger. It is a condition to the Sbarro family's obligations under the Merger Agreement that holders of no more than 1,000,000 shares of Common Stock request exclusion from the settlement.

         In connection with the termination of negotiations for the initial proposal of the Company's acquisition of all shares of common stock not owned by such members of the Sbarro family, in fiscal 1998, the Company recorded a charge of $986,000 ($611,000 or $.03 basic and diluted earnings per share after tax).

7.  COMMITMENTS AND CONTINGENCIES:

COMMITMENTS:

         The Company conducts all of its operations in leased facilities. Most of the Company's restaurant leases provide for the payment of base rents plus real estate taxes, utilities, insurance, common area charges and certain other expenses, as well as contingent rents generally ranging from 8% to 10% of net restaurant sales in excess of stipulated amounts.

         Rental expense under operating leases, including common area charges, other expenses and additional amounts based on sales, are as follows:



                                                                                          FOR THE YEARS ENDED
                                                 JANUARY 3, 1999    DECEMBER 28, 1997       DECEMBER 29, 1996
                                                 ---------------    -----------------       -----------------
                                                                                                (IN THOUSANDS)
   Minimum rentals..........................    $        43,387    $           40,365    $            36,383
   Common area charges......................             13,314                12,541                 11,303
   Contingent rentals.......................              3,011                 2,910                  2,819
                                                ---------------    ------------------    -------------------
                                                $        59,712    $           55,816    $            50,505
                                                ===============    ==================    ===================



         Future minimum rental and other payments required under non-cancelable operating leases for Company-operated restaurants that were open on January 3, 1999 and the existing leased administrative and support function office (Note 8) are as follows (in thousands):

   Years ending:
        January 2, 2000...................    $            65,075
        December 31, 2000.................                 63,472
        December 30, 2001.................                 60,409
        December 29, 2002.................                 56,000
        December 28, 2003.................                 51,180
        Later years.......................                134,673
                                              -------------------
                                              $           430,809
                                              ===================

         The Company is the principal lessee under operating leases for certain franchised restaurants which are subleased to the franchisee. Franchisees pay rent and related expenses directly to the landlord. Future minimum rental payments required under these non-cancelable operating leases for franchised restaurants that were open as of January 3, 1999 are as follows (in thousands):

   Years ending:
        January 2, 2000..................    $              1,352
        December 31, 2000................                   1,088
        December 30, 2001................                     954
        December 29, 2002................                     626
        December 28, 2003................                     475
        Later years......................                     727
                                             --------------------
                                             $              5,222
                                             ====================

As of February 10, 1999, future minimum rental payments required under non-cancelable operating leases for restaurants which had not as yet opened as of January 3, 1999 are as follows (in thousands):

   Years ending:
        January 2, 2000...................    $              1,537
        December 31, 2000.................                   2,023
        December 30, 2001.................                   2,026
        December 29, 2002.................                   1,931
        December 28, 2003.................                   2,053
        Later years.......................                  10,923
                                              --------------------
                                              $             20,493
                                              ====================

         The Company is a party to contracts aggregating $3,159,000 with respect to the construction of restaurants. Payments of approximately $385,000 have been made on those contracts as of January 3, 1999.

         One of the joint ventures in which the Company is a partner has entered into a contract to purchase the land on which a restaurant is located, at the end of its five year lease on such property in 2002, for $950,000.

         The Company is a guarantor of its pro rata interest (up to $4,400,000) of a line of credit granted to one of the joint ventures in which the Company is a partner.

CONTINGENCIES:

         In December 1998, the Court approved, and Company completed, the settlement of an action entitled Kenneth Hoffman and Gloria Curtis, on behalf of themselves and all others similarly situated v. Sbarro, Inc. that was pending in the United States District Court for the Southern District of New York. The plaintiffs, former restaurant level management employees, alleged that the Company required general managers and co-managers to reimburse the Company for cash and certain other shortages sustained by the Company and thereby lost their status as managerial employees exempt from the overtime compensation provisions of the Fair Labor Standards Act. The settlement resulted in a one-time charge of $3,544,000 before tax or $2,197,000 ($.11 basic and diluted earnings per share after tax) in fiscal 1998.

8.  TRANSACTIONS WITH RELATED PARTIES:

         In May 1986, the Company entered into a fifteen year sublease with a partnership owned by certain shareholders of the Company in Commack for its present administrative and support function offices. For 1998 and 1997 and for each of the remaining years of the lease, the rent expense is $337,000 per year. In 1996, the Company incurred rent expense for such building of $298,000. Management believes that such rents are comparable to the rents that would be charged by an unaffiliated third party.

         A member of the Board of Directors acts as a consultant to the Company for which he received $140,400 in 1998, $116,400 in 1997 and $106,100 in 1996.

9.  STOCK OPTIONS:

         The Company's Board of Directors has adopted, and its shareholders have approved, a 1991 Stock Incentive Plan (the "1991 Plan"), which replaced the Company's 1985 Incentive Stock Option Plan, and a 1993 Non-Employee Director Stock Option Plan (the "1993 Plan").

         Under the 1991 Plan, the Company may grant, until February 2001, incentive stock options and non-qualified stock options, alone or in tandem with stock appreciation rights ("SARs"), to employees and consultants of the Company and its subsidiaries. Options and SARs may not be granted at exercise prices of less than 100% of the fair market value of the Company's common stock on the date of grant. The Board of Directors and the Board's Committee administering the 1991 Plan are empowered to determine, within the limits of the 1991 Plan, the number of shares subject to each option and SAR, the exercise price, and the time period (which may not exceed ten years) and terms under which each may be exercised.

         The 1993 Plan provides for the automatic grant to each non-employee director of an option to purchase 3,750 shares of common stock following each annual shareholders' meeting. Each option has a ten year term and is exercisable in full commencing one year after grant at 100% of the fair market value of the Company's common stock on the date of grant. In 1998, 1997 and 1996, each of the five non-employee directors were granted options to purchase 3,750 shares at $ 24.06, $28.88 and $26.88 per share, respectively. In 1997, options to purchase an aggregate of 11,250 shares granted to a deceased director were exercised at prices ranging from $21.50 to $23.71.


         A summary of the status of the Company's option plans is presented in the table below:



                                            1998 WEIGHTED-          1997 WEIGHTED-          1996 WEIGHTED-
                                           AVERAGE EXERCISE        AVERAGE EXERCISE        AVERAGE EXERCISE
                                           ----------------        ----------------       -----------------
                                          SHARES       PRICE     SHARES       PRICE       SHARES       PRICE
                                          ------       -----     ------       -----       -----        -----

Options   outstanding,   beginning  of   1,638,339      $25.85    934,836       $25.57     717,712        $24.97
period
Granted                                     23,750      $24.22    777,750       $25.96     378,750        $25.55
Exercised                                  (84,989)     $25.23    (53,745)      $22.78     (47,426)       $18.24
Canceled or expired                        (16,668)     $25.15    (20,502)      $24.66    (114,200)       $24.84
                                           --------     ------     -------      ------     --------       ------
Options outstanding, end of period       1,560,432      $25.87  1,638,339       $25.85     934,836        $25.57
Options exercisable, end of period         617,515      $25.99    573,880       $26.05     534,214        $25.89



         Of the options outstanding at January 3, 1999, options to purchase 78,182 shares had exercise prices ranging from $15.17 to $21.83 per share, with a weighted average exercise price of $21.36 per share and a weighted average remaining contractual life of 5.53 years, of which options to purchase 76,515 shares were exercisable, with a weighted average exercise price of $21.36 per share. The remaining options to purchase 1,482,250 shares had exercise prices ranging from $23.05 to $28.88 per share, with a weighted average exercise price of $26.11 per share and a weighted average remaining contractual life of 6.8 years, of which options to purchase 541,000 shares are exercisable, with a weighted average exercise price of $26.65 per share. At January 3, 1999, there were an aggregate of 2,054,730 shares available for option grants under the 1991 and 1993 Plans.

         The foregoing table includes options granted in 1997 under the 1991 Plan to the Company's Chairman of the Board and President to purchase 100,000 and 150,000 shares at $25.13 and $28.88 per share, respectively, and to the Company's Vice Chairman of the Board and Senior Executive Vice President to purchase 100,000 and 100,000 shares, respectively, at $25.13 per share; options granted in 1996 to the Company's Chairman of the Board and President and Senior Executive Vice President to purchase 100,000 and 50,000 shares, respectively, at $24.75 per share; and options granted in 1993 under the 1991 Plan to the Company's Chairman of the Board and President, Vice Chairman of the Board and Senior Executive Vice President and one non-employee director to purchase 120,000, 90,000, 75,000 and 37,500 shares, respectively, at $27.09 per share.
Each such option was granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant and is exercisable for 10 years from the date of grant.
Such options remain unexercised.

         In addition to the foregoing, in 1990, shareholder approved options were granted to the Company's Chairman of the Board and President, Vice Chairman of the Board and Senior Executive Vice President to purchase 150,000, 75,000 and 75,000 shares, respectively, at $20.67 per share, the fair market value of the Company's common stock on the date of grant, for a period of 10 years from the date of grant. Such options remain unexercised.

         See Note 6 for the effect of the proposed acquisition of all shares not owned by the Sbarro family on the options outstanding as of January 3, 1999.

         The Company has adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined under SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts below:


                                                                           1998           1997           1996
                                                                           ----           ----           ----
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
    As Reported...................................................          34,334        36,082           37,390
                                                                       ===========    ==========    =============
    Pro Forma.....................................................          33,770        35,089           37,160
                                                                       ===========    ==========    =============
Per share information:
Net income per share (as reported):
    Basic.........................................................     $       1.67   $     1.77    $        1.84
                                                                       ============   ============ ==============

    Diluted.......................................................     $       1.67   $     1.76             1.83
                                                                       ============   ============= =============
Net income per share (pro forma):
    Basic.........................................................     $       1.65   $     1.72             1.82


                                      F-14


                                                                       ============   ============ ==============
    Diluted.......................................................     $       1.64   $     1.71             1.82
                                                                       ============   ============= =============

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:



                                                                           1998           1997           1996
                                                                           ----           ----           ----
Expected life (years).............................................           .50%         1.50%          4.00%
Interest rate.....................................................          5.15%         5.82%          6.53%
Volatility........................................................         31.00%        21.00%         28.00%
Dividend yield....................................................          0.00%         4.00%          3.50%
Weighted average fair value of options granted....................       $  2.38       $  2.79        $  5.75
                                                                         ========      =======        =======



10.  PROVISION FOR UNIT CLOSINGS:

         A provision for restaurant closings of $2,515,000 ($1,559,000 or $.08 basic and diluted earnings per share after tax) was established in fiscal 1998 relating to the closing of 20 restaurant locations.

         A provision for restaurant closings in the amount of $3,300,000 ($2,046,000 or $.10 basic and diluted earnings per share after tax) relating to the Company's investment in one of its joint ventures was established in 1997 for the closing of certain of the joint venture's units.

11.  DIVIDENDS:

         In 1997 and 1996, the Company declared quarterly dividends of $.27 per share and $.23 per share, respectively, aggregating $1.08 per share and $.92 per share for the respective years. Dividends were thereafter suspended pending consideration by the Company of proposals by certain members of the Sbarro family for the Company's acquisition of all Common Stock not owned by them and consideration of other strategic alternatives.

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):



                                                        FIRST           SECOND          THIRD          FOURTH
                                                       QUARTER         QUARTER         QUARTER       QUARTER(B)
                                                       -------         -------         -------       ----------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)

Fiscal year 1998
Revenues.......................................    $   101,883     $   78,844       $     85,907      $  108,598
Gross profit(a)................................         77,463         60,142             65,035          82,322
Net income(b)..................................          7,138          5,107              7,081          15,008
                                                     ============      ==========       =========       ========


Per share information:
Net income per share:
    Basic......................................      $        .35      $      .25       $     .34     $      .73
                                                     ============      ==========       =========     ==========
    Diluted....................................      $        .35      $      .25       $     .34     $      .73
                                                     ============      ==========       =========     ==========
Shares used in computation of net income per share:
    Basic......................................       20,491,939       20,526,633        20,528,309   20,529,006
                                                     -----------       ----------                     ----------

    Diluted....................................       20,665,846       20,605,477       20,530,983    20,539,488
                                                     -----------       ----------       ----------    ----------
Fiscal year 1997
Revenues.......................................      $    95,364       $   75,301       $  82,678     $   96,092
Gross profit(a)................................           73,324           57,976          63,314         73,640
Net income(c)..................................            7,885            6,733           9,206         12,258
                                                     ===========       ==========       =========     ==========
Per share information:
Net income per share:
    Basic......................................      $      .39$              .33            .45$            .60
                                                     ------------      ----------       ----------    -----------
    Diluted(d).................................      $      .39$              .33            .45$            .60
                                                     ------------      ----------       ----------     ----------
Shares used in computation of net income per share:
    Basic......................................       20,401,538       20,428,711       20,440.596     20,444,678
                                                     -----------       ----------                     ----------

    Diluted....................................       20,454,534       20,599,676       20,526,757     20,529,233
                                                     -----------       ----------       ----------     ----------

------------
(a) Gross profit represents the difference between restaurant sales and the cost of food and paper products.

(b)      See Notes 1, 3, 6, 7 and 10 for information regarding unusual charges.

(c)      See Note 10.

(d) The sum of the quarters does not equal the full year per share amounts included in the accompanying statement of income due to the effect of the weighted average number of shares outstanding during the fiscal year as compared to the quarters.

13.  SUMMARY CONDENSED FINANCIAL INFORMATION:

         The following tables present condensed summary financial information for the Guarantor Subsidiaries (the Non-Guarantor Subsidiaries are immaterial on an individual and combined basis). Each of the Guarantor Subsidiaries is a direct or indirect wholly-owned subsidiary of the Company. The Guarantors will jointly and severally and fully and unconditionally guarantee the Senior Notes of the Company to be issued in connection with the transactions contemplated by the Merger Agreement. The Company has determined that separate financial statements and other disclosures concerning the Guarantors are not material to investors.


               SUMMARY GUARANTOR SUBSIDIARY FINANCIAL INFORMATION

                               BALANCE SHEET DATA

                                                               JANUARY 3, 1999            DECEMBER 28, 1997
                                                               ---------------            -----------------
                                                                             (IN THOUSANDS)
Current assets.......................................    $               7,623        $             5,727
Intercompany receivables.............................                  147,903                    117,835
                                                         ---------------------        -------------------
    Total current assets.............................                  155,526                    123,562
Property and equipment, net..........................                   80,787                     81,717
Other assets, net....................................                      573                         93
                                                         ---------------------        -------------------
                                                         $             236,886        $           205,372
                                                         =====================        ===================
Current liabilities..................................    $                 453        $               855
Intercompany payables-- long term....................                   19,909                     15,711
Shareholders' equity.................................                  216,524                    188,806
                                                         ---------------------        -------------------
                                                         $             236,886        $           205,372
                                                         =====================        ===================

               SUMMARY GUARANTOR SUBSIDIARY FINANCIAL INFORMATION

                              INCOME STATEMENT DATA

                                                                                      FOR THE YEARS ENDED
                                                    JANUARY 3,      DECEMBER 28, 1997      DECEMBER 29, 1996
                                                    -----------     -----------------      -----------------
                                                        1999
                                                                                            (IN THOUSANDS)
Revenues......................................     $     187,690   $        178,758     $         172,336
                                                   =============   ================     =================
Gross profit(a)...............................     $     146,376   $        140,554     $         133,886
                                                   =============   ================     =================
Income before cumulative effect of change in
     method of accounting(b)..................     $      26,935   $         25,663     $          25,442
                                                   =============   ================     =================
Net income(b).................................     $      26,935   $         25,663     $          25,442
                                                   =============   ================     =================

------------
(a) Gross profit represents the difference between restaurant sales and the cost of food and paper products.

(b) See Notes to Consolidated Financial Statements for information regarding non-recurring charges in the years presented.




                          SBARRO, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                          JULY 18, 1999        JANUARY 3, 1999
                                                                                     (UNAUDITED)
                                                                                    (IN THOUSANDS)
                                ASSETS
  Current assets:
     Cash and cash equivalents.....................................   $            152,907    $        150,472
     Receivables:
       Franchisees.................................................                  1,505               1,342
       Other.......................................................                  2,037               2,185
                                                                      --------------------    ----------------
                                                                                     3,542               3,527
     Inventories...................................................                  2,882               3,122
     Prepaid expenses..............................................                  5,114               1,291
                                                                      --------------------    ----------------
       Total current assets........................................                164,445             158,412
  Property and equipment, net......................................                138,397             138,126
  Other assets.....................................................                  8,902               6,630
                                                                      --------------------    ----------------
                                                                                  $311,744            $303,168
                                                                      ====================    ================
                 LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
     Accounts payable..............................................                 $7,512    $          7,122
     Accrued expenses..............................................                 24,786              25,764
     Income taxes..................................................                     75               4,146
                                                                      --------------------    ----------------
       Total current liabilities...................................                 32,373              37,032
  Deferred income taxes............................................                  8,882               9,219
  Shareholders' equity:
     Preferred stock, $1 par value; authorized 1,000,000
        shares; none issued                                                             --                  --
     Common stock, $.01 par value; authorized 40,000,000
       shares; issued and outstanding 20,548,690 shares at July 18,
  1999 and                                                                             205                 205
       20,531,643 shares at January 3, 1999........................
     Additional paid-in capital....................................                 35,013              34,587
     Retained earnings.............................................                235,271             222,125
                                                                      --------------------    ----------------
                                                                                   270,489             256,917
                                                                      --------------------    ----------------
                                                                      $            311,744    $        303,168
                                                                      ====================    ================






















            See notes to unaudited consolidated financial statements


                          SBARRO, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                           FOR THE TWENTY-EIGHT WEEKS ENDED:
                                                                           ---------------------------------
                                                                           JULY 18, 1999         JULY 12, 1998
                                                                           -------------         -------------
                                                                                    (IN THOUSANDS, EXCEPT
                                                                                       PER SHARE DATA)
  Revenues:
      Restaurant sales.............................................             $  179,051          $  174,028
      Franchise related income.....................................                  4,332               4,154
      Interest Income..............................................                  2,624               2,545
                                                                                ----------          ----------
        Total revenues.............................................                186,007             180,727
                                                                                ----------          ----------
  Costs and expenses:
      Cost of food and paper products..............................                 36,981              36,423
      Restaurant operating expenses:...............................
        Payroll and other employee benefits........................                 49,575              46,899
        Occupancy and other........................................                 56,205              52,985
      Depreciation and amortization................................                 12,278              11,725
      General and administrative...................................                 12,339              10,367
      Provision for unit closings..................................                     --               1,525
      Terminated transaction costs.................................                     --                 986
      Other income.................................................                 (2,574)             (1,259)
                                                                                ----------          ----------
        Total costs and expenses...................................                164,804             159,651
                                                                                ----------          ----------
  Income before income taxes and cumulative effect of change
      in method of accounting for start-up costs...................                 21,203              21,076
  Income taxes.....................................................                  8,057               8,009
                                                                                ----------          ----------
  Income before cumulative effect of accounting change.............                 13,146              13,067
                                                                                ----------          ----------
  Cumulative effect of change in method of accounting for
      start-up costs, less income tax benefit of $504..............                     --                (822)
                                                                                ----------          ----------
  Net income.......................................................             $   13,146          $   12,245
                                                                                ==========          ==========
  Per share information:
      Net income per share:
      Basic:
        Income before accounting change............................             $       .64         $       .64
        Accounting change..........................................                     --                 (.04)
                                                                                ----------          -----------
        Net income.................................................             $       .64         $       .60
      Diluted:.....................................................
        Income before accounting change............................             $       .64         $       .63
        Accounting change..........................................                     --                 (.04)
                                                                                ----------          -----------
        Net income.................................................             $       .64         $       .59
                                                                                ===========         ===========
  Shares used in computing net income per share:
      Basic........................................................             20,533,176          20,507,204
      Diluted......................................................             20,640,299          20,606,707

















            See notes to unaudited consolidated financial statements


                          SBARRO, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                        FOR THE
                                                                               TWENTY-EIGHT WEEKS ENDED:
                                                                               -------------------------
                                                                           JULY 18, 1999        JULY 12, 1998
                                                                           -------------        --------------
                                                                                    (IN THOUSANDS)
  OPERATING ACTIVITIES:
  Net income.......................................................    $          13,146      $         12,245
  Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect in change in method of accounting for
       start-up costs..............................................                   --                   822
     Depreciation and amortization.................................               12,278                11,725
     Deferred income taxes.........................................                 (337)                 (335)
     Provision for unit closings...................................                   --                 1,525
     Changes in operating assets and liabilities:
       Increase in receivables.....................................                  (15)                 (810)
       Decrease in inventories.....................................                  240                   301
       Increase in prepaid expenses................................               (3,823)               (3,040)
       Increase in other assets....................................               (2,357)                  (70)
       Decrease in accounts payable and accrued expenses...........                 (306)               (2,852)
       Decrease in income taxes payable............................               (4,071)               (4,586)
                                                                       -----------------      ----------------
  Net cash provided by operating activities........................               14,755                14,925
                                                                       -----------------      ----------------
  INVESTING ACTIVITIES:
  Purchases of property and equipment..............................              (12,746)              (15,760)
                                                                       -----------------      ----------------
  Net cash used in investing activities............................              (12,746)              (15,760)
                                                                       -----------------      ----------------
  FINANCING ACTIVITIES:
  Proceeds from exercise of stock options..........................                  426                 2,073
  Cash dividends paid..............................................                   --                (5,521)
                                                                       -----------------      ----------------
  Net cash provided by (used in) financing activities..............                  426                (3,448)
                                                                       -----------------      ----------------
  Increase (decrease) in cash and cash equivalents.................                2,435                (4,283)
  Cash and cash equivalents at beginning of period.................              150,472               119,810
                                                                       -----------------      ----------------
  Cash and cash equivalents at end of period.......................    $         152,907      $        115,527
                                                                       =================      ================
  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for income taxes.....................    $          13,861      $         13,841
                                                                       =================      ================





















            See notes to unaudited consolidated financial statements

                          SBARRO, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Regulation S-X related to interim period financial statements and, therefore, do not include all information and footnotes required by generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the consolidated financial position of the Company and its subsidiaries at July 18, 1999 and their consolidated results of operations and cash flows for the twenty-eight weeks ended July 18, 1999 and July 12, 1998 have been included. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year. Reference should be made to the annual financial statements, including footnotes thereto, for the fiscal year ended January 3, 1999 included elsewhere in this Prospectus.

2. PROPOSED MERGER:

         On January 19, 1999, the Company entered into a merger agreement for the merger of a company owned by members of the Sbarro family, the Company's principal shareholders, with and into the Company in which all outstanding common stock of the Company not owned by those shareholders are to be converted into the right to receive $28.85 in cash. The shares to be purchased comprise approximately 65.6% of the Company's outstanding shares of common stock. In addition, all outstanding stock options, including those held by those members of the Sbarro family, will be terminated. For each such option, the holder thereof will be paid the difference between $28.85 and the exercise price per share, multiplied by the total number of shares of common stock subject to such option.

         Following the Company's announcement of the proposal by members of the Sbarro family for the merger, seven class action lawsuits were instituted by shareholders against the Company, those members of the Sbarro family who are directors of the Company and all or some of the other directors of the Company. In a memorandum of understanding entered into on January 19, 1999, which was confirmed by the subsequent formal stipulation of settlement, counsel for the plaintiffs and counsel for the defendants agreed to settle all of the lawsuits, and the Sbarro family agreed to increase the merger consideration from $27.50 per share to $28.85 per share.

         On July 16, 1999, following a hearing held on June 29, 1999, the court before whom the lawsuit was brought entered an order and final judgment that, among other things, approved the stipulation of settlement and related
settlement  of  the  class  actions.   The  Court  awarded  plaintiffs'  counsel
attorneys' fees and disbursements of approximately $1.6 million in connection with the settlement, subject to, and payable upon, completion of the merger. Those fees and disbursements will be capitalized, and not expensed for financial reporting purposes. On August 16, 1999, the appeal period related to the order and final judgment expired. No appeals were filed. The settlement remains subject to consummation of the merger.

         The merger was approved at a special meeting of shareholders held on August 13, 1999. The merger agreement remains subject to, among other things, receipt of financing for the transactions contemplated thereby and the continued suspension of dividends by the Company.

3. CUMULATIVE EFFECT OF ACCOUNTING CHANGE:

         In accordance with its early application provisions, the Company implemented Statement of Position ("SOP") 98-5 of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants as of the beginning of its 1998 fiscal year. This SOP requires companies that capitalize pre-opening and similar costs to write off all existing such costs, net of tax benefit, as a "cumulative effect of accounting change" and to expense all such costs as incurred in the future.

4. EARNINGS PER SHARE:

         The number of shares of common stock subject to stock options included in diluted earnings per share were 107,123 and 99,503 for the twenty-eight weeks ended July 18, 1999 and July 12, 1998, respectively.

5. COMPREHENSIVE INCOME:

         The Company's operations did not give rise to any items includible in comprehensive income which were not already included in net income for either of the twenty-eight week periods ended July 18, 1999 and July 12, 1998.

6. SUMMARIZED CONDENSED FINANCIAL INFORMATION:

         The following tables present condensed summary financial information for the guarantor subsidiaries (Non-Guarantor subsidiaries are immaterial on an individual and combined basis). Each of the Guarantor Subsidiaries is a direct or indirect wholly owned subsidiary of the Company. The Guarantors will jointly and severally and fully and unconditionally guarantee the Senior Notes of the Company to be issued in connection with the transactions contemplated by the merger agreement. The Company has determined that separate financial statements and other disclosures concerning the Guarantors are not material to investors.



               SUMMARY GUARANTOR SUBSIDIARY FINANCIAL INFORMATION
                               BALANCE SHEET DATA

                                                                              JULY 18, 1999        JULY 12, 1998
                                                                              -------------        -------------
                                                                                       (IN THOUSANDS)

Current assets........................................................    $           6,400      $         5,769
Intercompany receivables..............................................              160,453              133,983
                                                                          -----------------      ---------------
       Total current assets...........................................              166,853              139,752
Property and equipment, net...........................................               78,547               80,124
Other assets, net.....................................................                  585                   52
                                                                          -----------------      ---------------
                                                                          $         245,985      $       219,928
                                                                          =================      ===============
Current liabilities...................................................    $             217      $           902
Intercompany payables-- long term.....................................               19,625               19,150
Shareholders' equity..................................................              226,143              199,876
                                                                          -----------------      ---------------
                                                                          $         245,985      $       219,928
                                                                          =================      ===============



               SUMMARY GUARANTOR SUBSIDIARY FINANCIAL INFORMATION
                              INCOME STATEMENT DATA

                                                                                  TWENTY-EIGHT WEEKS ENDED
                                                                                  ------------------------
                                                                             JULY 18, 1999         JULY 12, 1998
                                                                             -------------         -------------
                                                                                       (IN THOUSANDS)

Revenues..........................................................       $           92,819      $       91,190
                                                                         ==================      ==============
Gross profit(a)...................................................       $           72,755      $       71,376
                                                                         ==================      ==============
Income before cumulative effect of change in accounting
    principle(b)..................................................       $            9,649      $       11,089
                                                                         ==================      ==============
Net income(b).....................................................       $            9,649      $       11,089
                                                                         ==================      ==============



----------

(a) Gross profit represents the difference between restaurant sales and the cost of food and paper products.

(b)      See  Notes  to  Unaudited   Consolidated   Financial   Statements   for
         information regarding non-recurring charges in the periods presented.


=======================================================           ====================================================

         WE HAVE NOT AUTHORIZED ANY DEALER, SALES
PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR
REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS.
YOU MUST NOT RELY UPON ANY UNAUTHORIZED INFORMATION.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL
OR BUY ANY NOTES IN ANY JURISDICTION WHERE IT IS                                    SBARRO, INC.
UNLAWFUL.  THE INFORMATION IN THIS PROSPECTUS IS
CURRENT AS OF , 1999, EXCEPT AS OTHERWISE NOTED.


                ---------------------

                  TABLE OF CONTENTS
                 --------------------


                                                  PAGE                             OFFER TO EXCHANGE
                                                                               11% SENIOR NOTES DUE 2009
                                                                  THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT
                                                                                        OF 1933
                                                                              FOR ANY AND ALL OUTSTANDING
                                                                               11% SENIOR NOTES DUE 2009
Prospectus Summary.......................            1
Risk Factors.............................           15
The Going Private Transaction............           24
Use of Proceeds..........................           24
Exchange Offer ..........................           25
Capitalization...........................           34
Unaudited Consolidated Pro Forma
  Financial Data.........................           35
Selected Consolidated Historical
  Financial Data.........................           40
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..............           43
Business.................................           53
Management...............................           64
Certain Relationships and Related
  Transactions...........................           70
Security Ownership of Certain
  Beneficial Owners and
  Management.............................           72
Description of Credit Facility...........           73
Description of Notes.....................           75
Plan of Distribution.....................          121
Notice to Investors......................          123
Certain U.S. Federal Income Tax Considerations     125
Legal Matters............................          125
Independent Public Accountants...........
Index to Consolidated Financial                                                       PROSPECTUS
  Statements.............................          F-1


=======================================================           ====================================================



                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Section 722 of the New York Business Corporation Law (the "NYBCL") permits, in general, a New York corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding by reason of the fact that he or she was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such person acted in good faith, for a purpose he or she reasonably believed to be in, or, in the case of service for another entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition had no reasonable cause to believe that his or her conduct was unlawful. Section 723 of the NYBCL permits the corporation to pay in advance of a final disposition of such action or proceeding the expenses incurred in defending such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount as, and to the extent, required by statute. Section 721 of the NYBCL provides that indemnification and advancement of expense provisions contained in the NYBCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, provided no indemnification may be made on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

         (b) The Company's Certificate of Incorporation contains no provision regarding indemnification of officers or directors.

         (c) Article VII of the Company's By-laws, as presently in effect, provides, in general, that the Company may indemnify any officer or director (including officers and directors serving another corporation, partnership, joint venture, trust employee benefit plan or other enterprise at the Company's request) made, or threatened to be made, a party to an action or proceeding (whether civil, criminal, administrative or investigative and including an action by or in the right of the Company) by reason of the fact that he or she was serving in any of those capacities against judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) actually incurred as a result of such action or proceeding, provided that no indemnification shall be made if a judgment or other final adjudication adverse to such director or officer establishes that (1) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (2) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

         (d) The Company has entered into indemnification agreements with each of its officers and directors confirming the indemnification, granted under
Article VII of the Company's By-Laws.

         (e) The Company maintains a directors and officers liability insurance policy that insures the directors and officers of the Company and its subsidiaries against losses arising from certain claims made against such directors or officers by reason of certain wrongful acts (as defined). The policy also provides for the reimbursement to the Company for any obligation it incurs as a result of indemnification of officers and directors. The policy provides combined limit liability of $5,000,000 per policy year for both directors' and officers' liability coverage at an annual premium of $80,000.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Number                                                     Description
------                                                     -----------

*2.1 Agreement and Plan of Merger dated as of January 19, 1999 among the Company, Sbarro Merger LLC, a New York limited liability company, Mario Sbarro, Joseph Sbarro, Joseph Sbarro (1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants. (Exhibit 2 to the Company Current Report on Form 8-K dated (date of earliest event reported) January 19, 1999, File No. 1-8881)
*3.1(a) Restated Certificate of Incorporation of the Company as filed with the Department of State of the State of New York on March 29, 1985. (Exhibit 3.01 to the Company's Registration Statement on Form S-1, File No. 2- 96807)
*3.1(b) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on April 3, 1989. (Exhibit 3.01(b) to the Company's Annual Report on Form 10-K for the year ended January 1, 1989, File No. 1-8881)
*3.1(c) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on May 31, 1989. (Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 23, 1989, File No. 1-8881)
*3.1(d) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on June 1, 1990. (Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 22, 1990, File No. 1-8881)
*3.2 By-Laws of the Company, as amended. (Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 21, 1996, File No. 1-8881)
*4.1 Indenture dated as of September, 28, 1999 among the Company, the Restricted Subsidiaries of the Company named therein, as guarantors, and Firstar Bank, N.A., including the form of 11% Senior Notes of the Company to be issued upon consummation of the Exchange Offer and the form of Senior Guarantees of the Guarantors. (Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)
*4.2 Credit Agreement dated as of September 23, 1999 among the Company, European American Bank, as agent, and the Lenders party thereto (Exhibit 4.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)
5.1              Opinion of Parker Chapin Flattau & Klimpl, LLP
*10.1            Commack,  New York Corporate  Headquarters  Sublease.  (Exhibit
                 10.04 to the Company's Registration Statement on Form S-1, File No. 2-96807)
+*10.2 The Company's Performance Incentive Plan. (Exhibit A to the Company's Proxy Statement dated April 29, 1997, File No. 1-8881)
+*10.3 Consulting Agreement (including option) dated June 3, 1985 between the Company and Bernard Zimmerman & Company, Inc. (Exhibit 10.04 to the Company's Annual Report on Form 10-K for the year ended January 1, 1989, File No. 1-8881)
+*10.4 Form of Indemnification Agreement between the Company and each of its directors and officers. (Exhibit 10.04 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989, File No. 1-8881)
*10.5 Registration Rights Agreement dated as of September 28, 1999 among the Company, the Guarantors named therein and Bear, Stearns & Co. Inc. (Exhibit 10.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)

Number                                                     Description
------                                                     -----------

10.6 Tax Payment Agreement dated as of September 28, 1999 among the Company, Mario Sbarro, Joseph Sbarro, Joseph Sbarro (1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as Trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants
12.1             Statement of computation of earnings to fixed charges
*21.1 List of subsidiaries (Exhibit 21.01 to the Company's Annual Report on Form 10-K for the year ended January 3, 1999, File No. 1-8881)
23.1             Consent of Arthur Andersen LLP
23.2             Consent of Parker  Chapin  Flattau & Klimpl,  LLP  (included in
                 Exhibit 5.1 above)
24.1 Powers of Attorney (included as part of the signature pages hereto)
25.1             Form T-1 Statement of Eligibility of Trustee
99.1             Form of Letter of Transmittal relating to the Exchange Offer
99.2             Form of Notice of Guaranteed  Delivery relating to the Exchange
                 Offer
99.3 Form of Letter to Registered Holders and DTC Participants relating to the Exchange Offer
99.4             Form of Letter to Clients relating to the Exchange Offer
99.5 Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from beneficial owner relating to the Exchange Offer

---------------
*                Incorporated by reference to the document indicated.
+                Management contract or compensatory plan.


ITEM 22. UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 3059(b)(2) of that Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Melville, State of New York on this 10th day of November, 1999.

                                           SBARRO, INC.


                                           By:      /s/ Mario Sbarro
                                              -----------------------
                                                     Mario Sbarro
                                                     President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

                                POWER OF ATTORNEY

         The undersigned directors and officers of Sbarro, Inc. hereby constitute and appoint Mario Sbarro and Robert G. Rooney and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.



Name                                     Title                                    Date
----                                     -----                                    ----

           /s/ Mario Sbarro              Chairman of the Board, President         November 10, 1999
-----------------------------------      and Chief Executive Officer
            Mario Sbarro                 (principal executive officer)


       /s/ Robert G. Rooney              Vice President - Finance and Chief       November 10, 1999
-----------------------------------      Financial Officer (principal
          Robert G. Rooney               financial officer)


         /s/ Anthony Sbarro              Director                                 November 10, 1999
----------------------------------
           Anthony Sbarro

           /s/ Joseph Sbarro             Director                                 November 10, 1999
----------------------------------
            Joseph Sbarro





                                      II-5



        /s/ Carmela Sbarro               Director                                  November 10, 1999
-------------------------------
            Carmela Sbarro

   /s/ Harold L. Kestenbaum              Director                                  November 10, 1999
-----------------------------------
       Harold L. Kestenbaum

     /s/ Richard A. Mandell              Director                                  November 10, 1999
-----------------------------------
         Richard A. Mandell

                                         Director
-----------------------------------
             Paul A. Vatter

                                         Director
-----------------------------------
             Terry Vince

    /s/ Bernard Zimmerman                Director                                  November 10, 1999
-----------------------------------
        Bernard Zimmerman



                                  CO-REGISTRANT
                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, each of the co-registrants listed on Footnote A hereto certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Melville, State of New York, on this 9th day of November, 1999.

                                       On behalf of each of the co-registrants
                                       listed on Footnote A hereto


                                       By:  /s/ Mario Sbarro
                                          -------------------------
                                             Mario Sbarro
                                              President


                                POWER OF ATTORNEY

         The undersigned directors and officers of each of the co-registrants listed on Footnote A hereto hereby constitute and appoint Mario Sbarro and Robert G. Rooney and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.




Name                                     Title                                     Date
----                                     -----                                     ----



           /s/ Mario Sbarro              President (principal executive          November 9, 1999
-----------------------------------
            Mario Sbarro                 officer) and Director

       /s/ Robert G. Rooney              Vice President - Finance and Chief      November 9, 1999
-----------------------------------
          Robert G. Rooney               Financial Officer (principal
                                         financial officer)

         /s/ Anthony Sbarro              Director                                November 9, 1999
-----------------------------------
           Anthony Sbarro

          /s/ Joseph Sbarro              Director                                November 9, 1999
-----------------------------------
            Joseph Sbarro



                                  CO-REGISTRANT
                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, Sbarro Dominion Limited hereto certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Melville, State of New York, on this 9th day of November, 1999.

                                           SBARRO DOMINION LIMITED


                                           By:  /s/ Mario Sbarro
                                              -------------------
                                                 Mario Sbarro
                                                  President


                                           By: /s/ Joseph Sbarro
                                              -------------------
                                                 Joseph Sbarro
                                                  Secretary

                                POWER OF ATTORNEY

         The undersigned directors and officers of Sbarro Dominion Limited hereby constitute and appoint Mario Sbarro and Robert G. Rooney and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.




Name                                     Title                                     Date
----                                     ----                                      ----


          /s/ Mario Sbarro               President (principal executive            November 9, 1999
-----------------------------------
            Mario Sbarro                 officer) and Director

       /s/ Robert G. Rooney              Vice President - Finance and Chief        November 9, 1999
-----------------------------------
          Robert G. Rooney               Financial Officer (principal
                                         financial officer)

         /s/ Anthony Sbarro              Director                                  November 9, 1999
-----------------------------------
           Anthony Sbarro

          /s/ Joseph Sbarro              Director                                  November 9, 1999
-----------------------------------
            Joseph Sbarro


         (A) The following direct or indirect wholly owned subsidiaries of Sbarro, Inc. are guarantors of the notes and are co-registrants, each of which is incorporated in the jurisdiction indicated:


                                                               Jurisdiction of
Name of Corporation                                             Organization
-------------------                                             ------------
Sbarro Properties, Inc..................................         New York
Sbarro America, Inc.....................................         New York
Sbarro America Properties, Inc. ........................         New York
Sbarro's of Texas, Inc. ................................           Texas
Italian Food Franchising, Inc. .........................         New York
Corest Management, Inc. ................................         New York
Franrest Management, Inc. ..............................         New York
Larkfield Equipment Corp. ..............................         New York
Sbarro Foods, Inc. .....................................         New York
Sbarro of Roosevelt Field, Inc. ........................         New York
Sbarro of Virginia, Inc. ...............................         Virginia
Demefac Leasing Corp. ..................................         New York
Franchise Contracting and Equipment Corp. ..............         New York
Melville Advertising Agency Inc. .......................         New York
Sbarro Commack, Inc. ...................................         New York
Sbarro of Las Vegas, Inc. ..............................         New York
Sbarro of Hawaii, Inc. .................................         New York
Sbarro Pennsylvania, Inc. ..............................       Pennsylvania
Sbarro Franchise Associates, Inc. ......................         New York
Sbarro H.D.F., Inc. ....................................         New York

N.H.D., Inc. ...........................................         New York
Bushranger Holding, Inc. ...............................         New York
Melville Pizzeria, Inc. ................................         New York
Sbarro One World Trade, Inc. ...........................         New York
401 Broad Hollow Realty Corp. ..........................         New York
401 Broad Hollow Fitness Center Corp. ..................         New York
Sbarro Bistros, Inc. ...................................         New York
Syosset Bistro, Inc. ...................................         New York

                              EXHIBIT INDEX

Number                                                     Description
------                                                     -----------

*2.1 Agreement and Plan of Merger dated as of January 19, 1999 among the Company, Sbarro Merger LLC, a New York limited liability company, Mario Sbarro, Joseph Sbarro, Joseph Sbarro (1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants. (Exhibit 2 to the Company Current Report on Form 8-K dated (date of earliest event reported) January 19, 1999, File No. 1-8881)
*3.1(a) Restated Certificate of Incorporation of the Company as filed with the Department of State of the State of New York on March 29, 1985. (Exhibit 3.01 to the Company's Registration Statement on Form S-1, File No. 2- 96807)
*3.1(b) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on April 3, 1989. (Exhibit 3.01(b) to the Company's Annual Report on Form 10-K for the year ended January 1, 1989, File No. 1-8881)
*3.1(c) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on May 31, 1989. (Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 23, 1989, File No. 1-8881)
*3.1(d) Certificate of Amendment to the Company's Restated Certificate of Incorporation as filed with the Department of State of the State of New York on June 1, 1990. (Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 22, 1990, File No. 1-8881)
*3.2 By-Laws of the Company, as amended. (Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 21, 1996, File No. 1-8881)
*4.1 Indenture dated as of September, 28, 1999 among the Company, the Restricted Subsidiaries of the Company named therein, as guarantors, and Firstar Bank, N.A., including the form of 11% Senior Notes of the Company to be issued upon consummation of the Exchange Offer and the form of Senior Guarantees of the Guarantors. (Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)
*4.2 Credit Agreement dated as of September 23, 1999 among the Company, European American Bank, as agent, and the Lenders party thereto (Exhibit 4.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)
5.1              Opinion of Parker Chapin Flattau & Klimpl, LLP
*10.1            Commack,  New York Corporate  Headquarters  Sublease.  (Exhibit
                 10.04 to the Company's Registration Statement on Form S-1, File No. 2-96807)
+*10.2 The Company's Performance Incentive Plan. (Exhibit A to the Company's Proxy Statement dated April 29, 1997, File No. 1-8881)
+*10.3 Consulting Agreement (including option) dated June 3, 1985 between the Company and Bernard Zimmerman & Company, Inc. (Exhibit 10.04 to the Company's Annual Report on Form 10-K for the year ended January 1, 1989, File No. 1-8881)
+*10.4 Form of Indemnification Agreement between the Company and each of its directors and officers. (Exhibit 10.04 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989, File No. 1-8881)
*10.5 Registration Rights Agreement dated as of September 28, 1999 among the Company, the Guarantors named therein and Bear, Stearns & Co. Inc. (Exhibit 10.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881)

Number                                    Description
------                                    -----------

10.6 Tax Payment Agreement dated as of September 28, 1999 among the Company, Mario Sbarro, Joseph Sbarro, Joseph Sbarro (1994) Family Limited Partnership, Anthony Sbarro, and Mario Sbarro and Franklin Montgomery, not individually but as Trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro and her descendants
12.1             Statement of computation of earnings to fixed charges
*21.1 List of subsidiaries (Exhibit 21.01 to the Company's Annual Report on Form 10-K for the year ended January 3, 1999, File No. 1-8881)
23.1             Consent of Arthur Andersen LLP
23.2             Consent of Parker  Chapin  Flattau & Klimpl,  LLP  (included in
                 Exhibit 5.1 above) 24.1 Powers of Attorney (included as part of the signature pages hereto)
25.1             Form T-1 Statement of Eligibility of Trustee
99.1             Form of Letter of Transmittal relating to the Exchange Offer
99.2             Form of Notice of Guaranteed  Delivery relating to the Exchange
                 Offer
99.3 Form of Letter to Registered Holders and DTC Participants relating to the Exchange Offer
99.4             Form of Letter to Clients relating to the Exchange Offer
99.5 Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from beneficial owner relating to the Exchange Offer

  ---------------

*                Incorporated by reference to the document indicated.
+                Management contract or compensatory plan.